Form 20-F
period 2002-12-31
GENSCI REGENERATION SCIENCES INC
filed 2003-05-21
CIK 934801

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F


         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934


                      For the Year Ended December 31, 2002

                         Commission File Number 0-25322

                        GENSCI REGENERATION SCIENCES INC.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                      Province of British Columbia, Canada
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

         Suite 1000, 1235 Bay Street, Toronto, Ontario, Canada, M5R 3K4
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


               Securities registered  or to be  registered  pursuant  to Section
                          12(b) of the Act:

          Title of each class    Name of each exchange on which registered
          -------------------    -----------------------------------------
              (None) (None)

Securities registered or to be registered pursuant to Section 12(g) of the Act:




                                  Common Shares
--------------------------------------------------------------------------------
                                (Title of Class)



Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                     (None)
--------------------------------------------------------------------------------
                                (Title of Class)


Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report:

                                   52,574,459

--------------------------------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter  period that the  registrant  was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                    Yes X No
                                       ---

Indicate by check mark which financial statement item the registrant has elected to follow:

                                Item 17 X Item 18
                                     ---

                                TABLE OF CONTENTS



                                                                            Page
                                                                       ----

Financial Statement Presentation                                         3

                                     Part I

ITEM 1 -   Identity of Directors, Senior Management and Advisors         4
ITEM 2 -   Offer Statistics and Expected Timetables                      4
ITEM 3 -   Key Information                                               4
ITEM 4 -   Information on the Company                                    8
ITEM 5 -   Operating and Financial Review and Prospects                 18
ITEM 6 -   Directors, Senior Management and Employees                   31
ITEM 7 -   Major Shareholders and Related Party Transactions            41
ITEM 8 -   Financial Information                                        41
ITEM 9 -   The Offer and Listing                                        43
ITEM 10 -  Additional Information                                       45
ITEM 11 -  Quantitative and Qualitative Disclosures About Market Risk   53
ITEM 12 -  Description of Securities Other than Equity Securities       53



                                     Part II

ITEM 13 -  Defaults, Dividend Arrearages and Delinquencies              54
ITEM 14 -  Material Modifications to the Rights of Security Holders
           And Use of Proceeds                                          54
ITEM 15 -  Controls and Procedures                                      54
ITEM 16 -  Reserved                                                     54


                                    Part III

ITEM 17 -  Financial Statements                                         54
ITEM 18 -  Financial Statements                                         54
ITEM 19 -  Exhibits                                                     54


                        FINANCIAL STATEMENT PRESENTATION

GenSci(R) reports consolidated financial statements in Canadian dollars. All dollar amounts set forth in this report are in Canadian dollars, except as otherwise indicated.

The information set forth in this Form 20-F is as of December 31, 2002 unless an earlier or later date is indicated.

Unless otherwise noted, the term "GenSci" refers to GenSci Regeneration Sciences Inc. and its predecessors, the term "GenSci OrthoBiologics" refers to GenSci OrthoBiologics, Inc. (formerly GenSci Regeneration Laboratories, Inc.) a wholly-owned U.S. subsidiary, the term "GOCF" refers to GenSci OCF Inc. a 60% owned subsidiary, and the term the "Company" refers to GenSci and its subsidiaries.

                SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this Report on Form 20-F constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include: among others, the Company is operating under the protection of Chapter 11 of the U.S. Bankruptcy Code and there is substantial doubt about the Company's ability to continue as a going concern; the Company is currently involved in patent litigation with a competitor and has an adverse jury verdict pending against the Company; the Company has agreed to certain settlement terms related to the patent litigation but the settlement has not been finalized; the Company has submitted a Disclosure Statement and Plan of Reorganization to the Bankruptcy Court but such filings have not yet been approved by the Court; the Company has experienced significant operating losses and expects that its operating losses may continue; the capital requirements associated with the development and commercialization of the Company's products have been and will continue to be significant; there can be no assurance that any patent applications will be granted or that any current or future patent will be broad enough to protect the Company from competitors with similar technologies; up until 2001 the Company had generated limited revenues primarily from the commercialization of two of its product lines; the development, manufacture and distribution of the Company's products are subject to regulation by governmental authorities; the Company is dependent upon others for the supply of tissue; all the Company's current revenue is derived from newly introduced products; the markets in which the Company operates are highly competitive and continue to undergo rapid and significant technological change; product liability claims may be asserted against the Company; the Company's financial results are subject to fluctuations in exchange rates between Canadian and U.S. dollars; potential conflicts of interest may arise as a result of certain directors and officers of the Company being directors and officers of other publicly-listed companies; the loss of one or more of the Company's key officers or scientists could have a material adverse effect on the Company; the Company has never declared or paid cash dividends on its common shares and does not anticipate doing so in the foreseeable future; and the market price of the common shares of the Company may be affected significantly by fluctuations in the Company's operating results, among other factors. See ITEM - 3.D (Risk Factors).

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLES

Not applicable.

ITEM 3 - KEY INFORMATION (All dollar amounts set forth below are in Canadian dollars, except as otherwise indicated)

On December 20, 2001 [the "Petition Date"], GenSci and its U.S. subsidiary, GenSci OrthoBiologics, Inc. ["GenSci OrthoBiologics"] collectively referred to as the "Debtors", voluntarily filed petitions for relief under Chapter 11 of the U.S. Bankruptcy Code ["Chapter 11"] in the U.S. Bankruptcy Court Central District of California, Santa Ana Division [the "Bankruptcy Court"]. The Debtors elected to take this action as a result of the verdicts in the patent litigation proceedings as described in note 15 of the consolidated financial statements.

The Debtors are presently operating their businesses under bankruptcy protection as debtors-in-possession. The bankruptcy proceedings of the Debtors are being jointly administered for procedural purposes, but are not substantively consolidated. Substantially all the assets and liabilities of the Company are involved in the Bankruptcy proceedings.

Under the provisions of Chapter 11, the Company is required to present, to the Bankruptcy Court, a plan of reorganization setting out the terms of the restructure of its obligations. The Plan of Reorganization was filed with the Bankruptcy Court on April 18, 2003 with a Disclosure Statement hearing scheduled for May 30, 2003. The submitted plan proposes the following treatment:

     (a) Shareholders shall retain their interests in the Debtors and are unimpaired.

     (b) Allowed Secured Claims in the amount of U.S.$28,976 shall be paid under their original terms in the ordinary course of business.

     (c) Allowed Priority Claims in the amount of U.S.$98,832 are to be paid in deferred cash payments in equal semi-annual installments over a period not exceeding six years, plus simple interest, at the Federal Judgment Rate, from a date selected by the Debtors that is no later than sixty
          (60) days after the date of confirmation of the Plan of Reorganization by the Bankruptcy Court [the "Effective Date"] on the unpaid balance.

     (d) All Claim(s) of Osteotech Inc. ["Osteotech"] are covered by the proposed, and not yet finalized, Settlement Agreement which calls for payment of U.S.$7.5 million of which Osteotech will receive an initial payment of $1 million on, or about, the Effective Date of the Company's Plan of Reorganization, and the remaining U.S.$6.5 million will be paid in twenty consecutive quarterly payments of U.S.$325,000 per quarter plus simple interest payable at the Federal Judgment Rate, capped for purposes of future interest payments at 3% per annum. The U.S.$6.5 million will be secured as follows: the first U.S.$5 million in quarterly payments shall be secured by a letter of credit or other security and the last U.S.$1.5 million will be secured by a junior lien on the assets of GenSci OrthoBiologics, subordinated to liens granted by GenSci OrthoBiologics to secure indebtedness from commercial and/or institutional lenders [see note 15 of the consolidated financial statements.].

     (e) Administrative Convenience Class [Allowed Unsecured Claims of U.S.$6,000 or less] in the amount of U.S.$110,009 shall be entitled to a distribution of one hundred percent [100%] of their respective Allowed Claims, within 120 days after the Effective Date with simple interest accruing, at the Federal Judgment Rate, from and after the Effective Date.

     (f) Allowed Unsecured Claims of unsecured creditors in the amount of U.S.$6,694,784 have been given two options:

     a. Option A: Creditors shall be entitled to a distribution of one hundred percent [100%] of their respective Allowed Claims, with simple interest accruing, at the Federal Judgment Rate, from and after the Effective Date. Distribution shall be in twenty [20] equal quarterly installments payable over five [5] years commencing on the later [i] of the 60th day after the Effective Date or [ii] if such Claim is Disputed, such quarterly installments referenced above shall commence on the tenth [10th] Business Day after the entry of a Final Order allowing the Claim, or [iii] such other time or times as may be agreed to by the holder of such Claim and the Debtors. Debtors shall retain any and all rights to object to such claims, and/or to assert any setoff or counter claim thereto. A 10% per annum discount [not to exceed a 20% total discount] will apply to distributions paid off in full at the sole discretion of the Debtors.

     b. Option B: Creditors shall have their claim fixed at a distribution amount proposed by the Company [the "proposed distribution amount"] set forth for each unsecured claim with simple interest accruing, at the Federal Judgment Rate, from and after the Effective Date. Debtors shall waive and release any right to object to their "proposed distribution amount", or to assert any setoff thereto. A creditor selecting Payment Option B shall be entitled to a distribution of the "proposed distribution amount" in eight [8] equal quarterly installments payable over two [2] years commencing on the 60th or 120th day after the Effective Date. The total amount proposed by the Company for all claims in this category is U.S.$2,194,248.

There is substantial doubt about the Company's ability to continue as a going concern because of the Chapter 11 bankruptcy proceedings. Although the Company has filed a Plan of Reorganization with the Bankruptcy Court, there can be no assurance that the Company will successfully receive Court approval and meet other conditions necessary to emerge from bankruptcy. In addition, the Company has incurred significant losses during the last three years and has a shareholders' deficiency of $19,194,783 as at December 31, 2002. As such, the realization of the Company's assets and discharge of its liabilities is subject to significant uncertainty.

At December 31, 2002, the Company had a cash balance of $3,282,836, short-term investments of $90,000 and restricted cash of $856,534, which is classified as a long term asset. This compares to a December 31, 2001 cash balance $1,094,387 and restricted cash of $79,368. The Company had a working capital deficiency of ($18,780,559) at December 31, 2001, compared with a working capital deficiency of ($22,043,381) at December 31, 2002, which includes liabilities subject to compromise of $32,627,785. Liabilities subject to compromise include $24,810,233 related to the patent litigation liability accrual including the accrual of the 14% of the revenue derived from DynaGraft Gel and Putty. See Item 8. A. - "Legal Proceedings".

A. SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data of the Company in Canadian dollars as of and for the years ended December 31, 2002, 2001, 2000, 1999, and 1998. The selected consolidated financial data has been derived from the audited consolidated financial statements of the Company. All information contained in the following table should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations, included as Item 5 in this Form.






AS AT DECEMBER 31ST               2002(3)(4)             2001           2000             1999            1998
                                  ----                    ----           ----             ----            ----
Amounts under Canadian

GAAP(1)

Operating Data:

Revenues                          $ 34,481,612    $ 40,444,833    $ 45,827,426    $ 30,571,305    $ 16,304,139

Stock-based compensation              (448,679)           --              --              --              --

Reorganization costs                (1,356,428)           --              --              --              --

Write-down of intangible assets       (457,955)     (1,470,578)           --              --              --

Reserve for litigation verdict      (1,705,265)    (23,098,189)           --              --              --

Loss from continuing operations   ($ 4,252,840)   ($36,362,757)   ($ 2,080,114)   ($ 5,919,421)   ($ 8,309,969)

Loss per share-continuing         ($      0.08)   ($      0.69)   ($      0.04)   ($      0.15)   ($      0.28)

AS AT DECEMBER 31ST                   2002(3)(4)          2001           2000             1999            1998
                                  ----------------  --------------  -------------   -------------   -------------
Gain (loss) from
discontinued operations             $    415,000    ($   596,928)   ($ 4,928,623)   ($11,745,125)   ($ 2,461,887)

Loss per share-discontinued         $       0.01    ($      0.01)   ($      0.11)   ($      0.30)   ($      0.08)

Net loss                            ($ 3,837,840)   ($36,959,685)   ($ 7,008,737)   ($17,664,546)   ($10,771,856)

Loss per share (2)                  ($      0.07)   ($      0.70)   ($      0.15)   ($      0.45)   ($      0.36)

Weighted average number of
common shares outstanding             52,574,459      52,574,459      47,443,142      39,651,141      29,827,444

Balance Sheet Data:

Total assets                        $ 17,208,390    $ 17,615,481    $ 32,431,927    $ 23,776,675    $ 39,695,328

Total long-term debt                $          0    $    127,820    $          0    $          0    $  4,212,963

Capital stock                       $ 80,846,320    $ 80,846,320    $ 80,846,320    $ 67,147,728    $ 48,389,506

Shareholders' equity (deficiency)   ($19,194,783)   ($15,945,600)   $ 20,764,792    $ 13,793,359    $ 27,545,249



AS AT DECEMBER 31ST                   2002(3)(4)          2001           2000             1999            1998
                                  ----------------  --------------  -------------   -------------   -------------
AMOUNTS UNDER U.S. GAAP(1)
OPERATING DATA:

Revenues                            $ 34,481,612    $ 40,444,833    $ 45,827,426    $ 30,571,305    $ 16,304,139

Reorganization costs                  (1,356,428)           --              --              --              --

Write-down of intangible assets         (457,955)     (1,470,578)           --              --              --

Reserve for litigation verdict        (1,705,265)    (23,098,189)           --              --              --

Loss from continuing operations     ($ 4,042,137)   ($36,499,163)   ($ 1,775,344)   ($ 4,867,507)   ($ 6,995,755)

Loss per share-continuing           ($      0.08)   ($      0.69)   ($      0.04)   ($      0.12)   ($      0.24)

Loss from discontinued operations   $    415,000    ($   596,928)   ($ 2,133,529)   ($ 1,745,125)   ($ 2,461,887)

Loss per share-discontinued         $       0.01    ($      0.01)   ($      0.04)   ($      0.04)   ($      0.08)

Net loss                            ($ 3,627,137)   ($37,096,091)   ($ 3,908,873)   ($ 6,612,632)   ($ 9,457,642)

Loss per share (2)                  ($      0.07)   ($      0.70)   ($      0.08)   ($      0.17)   ($      0.32)

Proforma loss per share -
change in accounting policy
- goodwill                          ($      0.07)   ($      0.70)   ($      0.08)   ($      0.16)   ($      0.31)

Weighted average number of
common shares outstanding             52,574,459      52,574,459      47,443,142      39,651,141      29,827,444

Balance Sheet Data:

Total assets                        $ 17,208,390    $ 17,615,481    $ 32,362,447    $ 20,298,001    $ 24,584,028

Capital stock                       $ 82,643,404    $ 82,405,428    $ 82,054,650    $ 68,184,857    $ 48,896,956

Shareholders' equity
(deficiency)                        ($19,194,783)   ($15,945,600)   $ 20,695,312    $ 10,314,685    $ 13,001,311




(1) In certain respects, Canadian GAAP differs from U.S. GAAP. Accordingly, certain line items with respect to Operating Data and Balance Sheet Data differ as a result of the application of U.S. GAAP. For a discussion of the principal differences between Canadian and U.S. GAAP, see Note 18 to the consolidated financial statements.

(2)  Basic and diluted loss per share.

(3) Effective January 1, 2002, the Company has adopted The Canadian Institute of Chartered Accountants issued Handbook Section 3062, "Goodwill and Other Intangible Assets" ["Section 3062"]. See note 4[a] to the consolidated financial statements.

(4) Effective January 1, 2002, the Company has adopted The Canadian Institute of Chartered Accountants issued Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" ["Section 3870"]. See note 4[b] to the consolidated financial statements.

Exchange Rate Information

The following table sets forth certain exchange rates based on the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). Such rates are set forth as United States dollars per Cdn. $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per U.S. $1.00(1).

The high and low exchange rates for each month during the previous six (6) months are as follows:
                                      HIGH     LOW
October, 2002                         0.6407   0.6272
November, 2002                        0.6440   0.6228
December, 2002                        0.6461   0.6329
January, 2003                         0.6570   0.6349
February, 2003                        0.6720   0.6530
March, 2003                           0.6822   0.6709

The average rates for each of the five (5) most recent fiscal years are as follows:

                                        YEAR ENDED DECEMBER 31,
                                        2002          2001           2000          1999          1998
Average for period (2)                  0.6369        0.6457         0.6727        0.6731        0.6740



(1) On May 13, 2003, the inverse of the Noon Buying Rate was Cdn. $1.00 = U.S. $0.7195.

(2) The average of the exchange rates on the last day of each month during the applicable period.

B. CAPITALIZATION AND INDEBTEDNESS

         Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable.

D. RISK FACTORS

An investment in common shares of the Company should be considered speculative due to the nature and stage of development of the Company's business as well as the Company's status as operating its business under the protection of Chapter 11 of the U.S. Bankruptcy Code. In evaluating the securities, prospective investors should consider the following factors, among others: the Company is operating under the protection of Chapter 11 of the U.S. Bankruptcy Code and there is substantial doubt about the Company's ability to continue as a going concern; the Company is currently involved in patent litigation with a competitor and has an adverse jury verdict pending against the Company; the Company has agreed to certain settlement terms related to the patent litigation but the settlement has not been finalized; the Company has submitted a Disclosure Statement and Plan of Reorganization to the Bankruptcy Court but such filings have not yet been approved by the Court; the Company has experienced significant operating losses and expects that its operating losses may continue; the capital requirements associated with the development and commercialization of the Company's products have been and will continue to be significant; there can be no assurance that any patent applications will be granted or that any current or future patent will be broad enough to protect the Company from competitors with similar technologies; up until 2001 the Company had generated limited revenues primarily from the commercialization of two of its product lines; the development, manufacture and distribution of the Company's products are subject to regulation by governmental authorities; the Company is dependent upon others for the supply of tissue; all the Company's current revenue is derived from newly introduced products; the markets in which the Company operates are highly competitive and continue to undergo rapid and significant technological change; product liability claims may be asserted against the Company; the Company's financial results are subject to fluctuations in exchange rates between Canadian and U.S. dollars; potential conflicts of interest may arise as a result of certain directors and officers of the Company being directors and officers of other publicly-listed companies; the loss of one or more of the Company's key officers or scientists could have a material adverse effect on the Company; the Company has never declared or paid cash dividends on its common shares and does not anticipate doing so in the foreseeable future; and the market price of the common shares of the Company may be affected significantly by fluctuations in the Company's operating results, among other factors. Please refer to the detailed discussion under the heading of Risks and Uncertainties contained in Item 5.

ITEM 4. - INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

GenSci Regeneration Sciences Inc. and its subsidiaries are involved in the field known as orthobiologics, which is the use of biotechnology to treat musculoskeletal disease and injury. The Company applies an integrated approach to product research, development, and commercialization by leveraging internal resources together with licensing agreements and strategic alliances.

GenSci was incorporated in the Province of British Columbia, pursuant to the Company Act (British Columbia) on December 4, 1980 by registration of its Memorandum and Articles under the name of Shayna Resources Ltd. The current business of GenSci began in November 1992 when the Company changed its name to Biocoll Medical Corp. in conjunction with the acquisition of Regenetec Biomatrix, Inc., a Washington State company that was developing a technology for bone and tissue regeneration in dental surgical applications. The Company further developed this technology for the spinal and orthopedic surgical markets.

GenSci has a wholly owned operating subsidiary, GenSci OrthoBiologics, Inc. (formerly GenSci Regeneration Laboratories, Inc., "GenSci OrthoBiologics"), based in Irvine, California that manufactures and distributes bone graft implant products. In 1999, GenSci purchased a majority ownership interest in its distribution partner for the oral craniofacial market, creating GenSci OCF Inc. ("GenSci OCF"), based in Montreal, Quebec. GenSci owns 60% of GenSci OCF.

The Company is focused on the development of products used by surgeons during surgical procedures where bone and tissue repair or regeneration is needed. The Company's products to date consist primarily of various types of demineralized bone-based allograft implants, of which the first products were launched in August 1997.

The Company's initial products, DynaGraft(R) and OrthoBlast(R) bioimplants, were a line of allograft-based bone regeneration implants. DynaGraft achieved significant revenue growth from its late 1997 launch. The Company generated revenues of $30,571,305 in 1999 primarily from DynaGraft, $45,827,426 in 2000 and $40,444,833 in 2001 from both the DynaGraft and OrthoBlast product lines.

GenSci and its subsidiary, GenSci OrthoBiologics, are involved in a patent infringement case involving claims that the DynaGraft Gel and Putty brands infringe two patents owned by Osteotech Inc. ("Osteotech"). On December 17, 2001, the jury found GenSci and GenSci OrthoBiologics liable for damages of U.S. $14,533,634. As of May 7, 2003 the Court has not entered a judgment of liability and accordingly, the actual liability could be different from amounts accrued by the Company. On December 20, 2001, GenSci and GenSci OrthoBiologics, voluntarily filed petitions for protection under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court Central District of California. Both GenSci companies elected to take action as a result of the verdicts in patent litigation proceedings.

In 2002, operating under the protection of Chapter 11, the Company retired all prior products and introduced three new product lines. The Company launched Accell(R) DBM100, the first product utilizing the Company's second-generation technology, in May 2002. In August and September 2002 the Company launched improved second-generation product lines replacing DynaGraft and OrthoBlast. The new, improved DynaGraft(R) II has completely replaced DynaGraft in the U.S. market as of September 16, 2002 and OrthoBlast(R) II was introduced in October 2002. With the transition to DynaGraft II the Company no longer manufactures or distributes within the U.S. market any of the products related to the patent litigation jury verdict. However, given the level of investment required to develop the market for its products, the ongoing research and development investment required to support its existing products and technologies and the cost of patent litigation defense, the Company has incurred losses in 1999, 2000, 2001 and 2002.

In 2002, the Company generated $34,481,612 in revenue. The Company's three new product lines accounted for $7.7 million of 2002 revenue. Of that amount $5.9 million was recognized in the fourth quarter of 2002.

Pursuant to the minute order entered on January 30, 2003, the Federal District Court assigned the Patent Action and other related cases to another District Court Judge for "settlement proceedings." A formal settlement conference before a Settlement Judge was held on March 6, 2003. At the Settlement Conference, the parties reached a conditional settlement of their disputes relating to the Debtors' bankruptcy proceeding and the Patent Action, that includes a requirement for the Company to pay Osteotech U.S.$7.5 million.

The conditions yet to be resolved are: (i) Osteotech receives a letter of credit or other security satisfactory to Osteotech for certain payments to be made over time and (ii) GenSci receives a covenant from Osteotech not to sue GenSci in connection with its newly introduced products. With respect to the letter of credit or other security, GenSci will seek to obtain the security sought by Osteotech. However, there can be no assurance that GenSci will be able to obtain an appropriate security acceptable to Osteotech, in which event, the Company may enter into a transaction that would require substantial dilution or changes in stockholder rights in order to raise additional funds. There can also be no assurance that the two sides can reach a settlement if GenSci is unable to obtain the security required. With respect to the covenant not to sue, Osteotech is in the process of evaluating GenSci's position that its new products do not infringe Osteotech's patents. There is no assurance that Osteotech will agree with GenSci's position. There can also be no assurance that, if a difference of opinion exists, the two sides can reach a settlement. In addition, there can be no assurance of the time frame required for the two sides to satisfy the conditions detailed above.

Under the provisions of Chapter 11, the Company is required to present, to the Bankruptcy Court, a plan of reorganization setting out the terms of the restructure of its obligations. The Debtors are presently operating their businesses under bankruptcy protection as debtors-in-possession. The bankruptcy proceedings of the Debtors are being jointly administered for procedural purposes, but are not substantively consolidated. A Plan of Reorganization was filed with the Bankruptcy Court on April 18, 2003 with a Disclosure Statement hearing scheduled for May 30, 2003. The settlement described above is contingent upon Bankruptcy Court approval. Terms of the settlement have been incorporated into the terms of a Chapter 11 Plan of Reorganization, which must be confirmed by the Bankruptcy Court to become effective. See Item 8. A. - "Legal Proceedings".

Discontinued Operations

In January 1997, GenSci acquired 100% of the outstanding shares of Osteopharm Limited ("Osteopharm"), a private Canadian company established to commercialize a series of compounds for the potential treatment and diagnosis of osteoporosis. In 1999, GenSci formed a wholly owned subsidiary, Osteopharm Inc., to position the Company's osteoporosis technology for investment from strategic partners or sale. On December 15, 2001, the Company, in deciding to focus on the development of its bioimplant products, sold 100% of its interest in Osteopharm Inc. to a third party and retained the surgical rights to the technology.

Capital Expenditures

Capital spending requirements in 2002 were $501,230 and were primarily for improvements in production operations. Capital spending was lower in 2001 at $313,083 particularly when compared to $1,167,943 in 2000 when the Company added fully integrated ERP computer software to its California production facility. Capital spending requirements were $666,876 in 1999 as the Company completed construction of its new California production facility.

Registered office and records

The head office and address for service of GenSci is Suite 1000, 1235 Bay Street, Ontario, M5R 3K4, and its registered and records office is located at 1100 - 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4. The head office of GenSci OrthoBiologics is 2 Goodyear, Irvine, California, 92618.

B. BUSINESS OVERVIEW

The Company is involved in the general field of regeneration sciences, specifically focused in the area of orthobiologics (the use of biotechnology to treat musculoskeletal disease and injury). The Company, through its subsidiaries, researches, develops and manufactures orthobiologic products and markets and distributes them to surgeons and hospitals for use in surgical procedures. Most products are subject to various regulatory requirements prior to commercialization and are marketed to different customers.






KEY EVENTS OF YEAR 2002

o Entirely replaced and upgraded the Company's original product offerings with new technologies, introducing improved, non-infringing formulations of the company's original DynaGraft(R) and Orthoblast(R) product lines.

o Launched Accell(R)DBM100, a second-generation technology, the first and only bone graft putty on the market composed of 100% demineralized bone matrix.

o    Signed a 2-year  contract with  HealthTrust  Purchasing  Group,  LP, one of
     America's    leading    membership-based    healthcare   group   purchasing
     organizations.

o    Continued to expand international presence.

o    GenSci OrthoBiologics obtained ISOTM certification.


KEY EVENTS TO START 2003

o Entered into an agreement with AlloSource(R), one of the nation's largest non-profit tissue bank cooperatives, for supply and distribution of key allograft materials.

o    Continued market acceptance of new product lines.

o    Announced conditional agreement to settle legal issues.

o    Filed Plan of Reorganization in the U.S. Bankruptcy Court.

ORTHOBIOLOGICS

Nature of the Company's Operations

GenSci and its subsidiaries are involved in the field known as orthobiologics, which is the use of biotechnology to treat musculoskeletal disease and injury. The Company applies an integrated approach to product research, development, and commercialization by leveraging internal resources together with licensing agreements and strategic alliances.

The current business of GenSci began in November 1992 when the Company changed its name to Biocoll Medical Corp. in conjunction with the acquisition of Regenetec Biomatrix, Inc., which at that time was developing a technology in bone and tissue regeneration for dental surgical applications. The Company further developed this technology for the spinal and orthopedic surgical markets.

GenSci has a wholly owned operating subsidiary, GenSci OrthoBiologics, Inc., based in Irvine, California that manufactures and distributes bone graft implant products. In 1999, GenSci purchased a majority ownership interest in its distribution partner for the oral craniofacial market, creating GenSci OCF Inc. ("GenSci OCF"), based in Montreal, Quebec.

The Company is focused on the development of products used by surgeons during surgical procedures where bone and tissue repair or regeneration is needed. The Company's products to date consist primarily of various types of demineralized bone-based allograft implants first launched in August 1997 to spinal surgeons, in 1998 to oral surgeons, in 1999 to orthopedic (non-spine) surgeons and in 2000 to select international markets.

In January 1997, GenSci acquired 100% of the outstanding shares of Osteopharm Limited, a private Canadian company established to commercialize a series of compounds for the potential treatment and diagnosis of osteoporosis. In 1999, GenSci formed a wholly owned subsidiary, Osteopharm Inc., to position the Company's osteoporosis technology for investment from strategic partners or sale. On December 15, 2001, the Company, in deciding to focus on the development of its bioimplant products, sold 100% of its interest in Osteopharm Inc. to a third party.





Principal Markets

By 1996, the Company had commercialized a series of proprietary tissue matrix-based bone and soft tissue regeneration products intended for surgical and other medical applications. In 1996, the Company launched, in

Canada, its first product, the TBM Sponge(TM), a bioimplant designed primarily for periodontal surgical applications, which was the predecessor to the DynaGraft line of bioimplants.

In 1997,  the Company  completed the  development  of its new line of bioimplant products, DynaGraft bioimplants, designed primarily for spinal surgical procedures. In anticipation of the launch of this product line, the Company constructed production facilities in Irvine, California and signed an exclusive North American sales agreement with DePuy AcroMed Inc. ("DePuy"). DePuy began selling the DynaGraft bioimplant product line to spinal surgeons in the United States in August 1997, and in Canada in 1998. The Company concentrated its efforts in 1998 on increasing market share and gaining awareness for its products. In addition, the Company was developing new products to meet the demands of the surgical community and other surgical markets.

In 1998 the Company began distribution to the OCF market. In October 1999, the Company acquired 55% of the outstanding shares of GenSci OCF (increased in 2001 to 60%). GenSci OCF is well established in the oral craniofacial market with a complete line of reconstruction products. Prior to this acquisition, GenSci OCF had acted as an independent distributor of the Company's products to the oral craniofacial market.

The Company's initial products, DynaGraft and OrthoBlast bioimplants, were a line of allograft-based bone regeneration implants. DynaGraft had achieved significant revenue growth since its late 1997 launch. The Company generated revenues of $30,571,305 in 1999 primarily from DynaGraft, $45,827,426 in 2000 and $40,444,833 in 2001 from both the DynaGraft and OrthoBlast product lines.

In 2002, operating under the protection of Chapter 11, the Company retired all prior products and introduced three new product lines. The Company launched Accell DBM100, the first product utilizing the Company's second-generation technology in May 2002. In August and September 2002 the Company launched improved second-generation product lines replacing DynaGraft and OrthoBlast. The new, improved DynaGraft II has completely replaced DynaGraft in the U.S. market as of September 16, 2002 and OrthoBlast II was introduced in October 2002. With the transition to DynaGraft II the Company no longer manufactures or distributes within the U.S. market any of the products related to the patent litigation jury verdict. However, given the level of investment required to develop the market for its products, the ongoing research and development investment required to support its existing products and technologies and the cost of patent litigation defense, the Company has incurred losses in 1999, 2000, 2001 and 2002.

In 2002, the Company generated $34,481,612 in revenue. The Company's three new product lines accounted for $7.7 million of 2002 revenue. Of that amount $5.9 million was recognized in the fourth quarter of 2002.

The field of orthobiologics is based on the concept of using biotechnology to treat musculoskeletal injury and disease, and is one of the most rapidly growing areas of orthopedics. The global bone graft market reached U.S.$732 million in 2001, with synthetics and demineralized bone matrices (DBMs) accounting for nearly 40% of these sales ("Market Dynamics: Bone Substitutes and Growth Factors" published by DataMonitor in December 2002). As technology advances and the global population ages, bone graft substitutes will continue to increase penetration of the bone graft market, achieving an estimated 50% share of the market by 2006. The fastest growing area of the tissue technology segment is allograft based products, because they are gaining acceptance over the traditional use of autograft materials.

The repair of tissue, whether resulting from degenerative conditions or injury, is normally undertaken through surgical intervention. In the past, surgical intervention commonly involved the implant of mechanical devices such as plates and screws to aid in the healing process. Through scientific advances, it is now widely known that human tissue, and particularly bone, has a unique regenerative ability, thus allowing for effective repair to occur with or without the implant of mechanical devices. The development and use of products and technologies, which employ and stimulate this regenerative ability to aid in the healing process is an emerging field known as orthobiologics.

Bone has the ability to maintain its integrity and repair itself when fractured or damaged, due to its capacity to regenerate. Facilitation of the bone regeneration process may involve the interaction of two restorative mechanisms, osteoconduction and osteoinduction. Osteoconduction involves the use of a scaffold material for the in-growth of bone into the defect site. Osteoinduction involves the "switching on" of bone precursor cells, initiated by natural proteins to accelerate bone formation. These natural protein substances commonly referred to as "growth factors" [and which include, among others, bone morphogenic proteins ("BMP") and transforming growth factors ("TGF(beta)")], stimulate the precursor cells to differentiate into osteoblasts (bone growth cells that rebuild bone), allowing for bone growth.

Bone grafts, which are supplemental bone materials used to replace existing natural bone that has been damaged by trauma or disease, have been used in orthopedic surgical procedures for many years. The most common method of assisting the body's regenerative ability has been the use of autograft, in which bone is harvested from the same patient, usually from the iliac crest (hip area), and implanted at or near the repair site. The implanted bone acts as a scaffold for new bone growth (osteoconduction), allowing for the in-growth of cells essential for new bone formation. In addition, such bone contains the natural proteins (e.g., BMPs) that initiate bone formation (osteoinduction).

Seasonality

The Company's initial allograft-based bone implant products are provided to repair or regenerate musculoskeletal structures and are used in various spine, joint repair and oral craniofacial applications. Based on the diversity of the products and range of use, the Company has experienced no material seasonality of the business at this time.

Supply

The Company's bioimplants are allograft-based implants, primarily in the form of demineralized bone matrix ("DBM"). The DBM is obtained from tissue banks accredited by the American Association of Tissue Banks ("AATB") after being processed to essentially remove the mineral content of the bone and then dried. The resulting granule or powder-like substance acts as a scaffold, and, since the natural bone growth factors are maintained in the bone through the demineralization process, exhibits osteoinductive activity. In 2002 the Company added the capability to perform demineralization of ground bone, which is also obtained from AATB tissue banks. Some of the Company's products contain non-DBM allograft material, which acts only as an osteoconductive scaffold.

The Company relies on tissue banking partners accredited by the American Association of Tissue Banks to provide the processed tissue required for its products and attempts to maintain a surplus on hand should any unforeseen conditions alter the availability of its key material components. The Company has exclusive and non-exclusive agreements with a number of large tissue banks in the United States. A decrease in the availability of suitable processed tissue could lead to increases in cost of reimbursing the tissue banks for their cost of procurement and processing, or the Company may not be able to locate replacement sources on commercially reasonable terms.

The Company has no key industrial, commercial or financial contracts with customers at this time.

Marketing Channels

The Company relies on various contracted independent sales networks to market its allograft bone implant products. The Company provides for a portion of field inventory in order to facilitate the availability of products for the patient in surgery. Revenue from product sales is recognized when title to the products has passed and there has been a transfer of significant risks and rewards of ownership, which is generally at the time products are delivered to the Company's customers.

The Company's bioimplant products are distributed directly to health care professionals, clinics and hospitals. Decisions to purchase a particular product are based on the characteristics of the product in relation to the specific application, perception of efficacy and cost. The Company's products are priced based on the competitive marketplace. Marketing is accomplished through independent representation, supported by print advertising in trade journals and attendance at industry conferences.

The Spine Surgery Marketing Infrastructure

In February 1997, the Company signed an exclusive North American representative agreement (the "DePuy Agreement") with DePuy (at that time named DePuy Motech). In November 1999, DePuy settled claims brought against it by Osteotech, Inc. and, as a result, DePuy agreed that it would not represent the Company's DynaGraft Gel and Putty after February 3, 2001 unless patent infringement claims brought against the Company by Osteotech, Inc. were resolved by that time. DePuy no longer represents any of the Company's products.

The Company developed its own independent representation network in the spinal market to continue to represent the DynaGraft bioimplants commencing on February 4, 2001. The Company employs four regional managers to train and support the activities of independent spine sales specialists.

The General Orthopedic Marketing Infrastructure

In launching its OrthoBlast bioimplant products to the general orthopedics (total joint) market in late 1999, the Company chose to set up its own network of independent representatives. GenSci OCF represents these orthopedic products in the Canadian market. As in the spinal market, the Company maintains control in the general orthopedics market over product distribution, marketing and product training. During 2002 the management of the Spinal and Orthopedic markets were combined under the four regional managers, referred to above.

The Oral Craniofacial Marketing Infrastructure

For OCF applications, the target for the Company's bioimplant products is dental professionals and other related specialists, such as oral surgeons and craniofacial surgeons. There are approximately 150,000 dental professionals in North America within the Company's targeted market. The Company launched its DynaGraft Bioimplants in North America for the OCF market in 1998 through GenSci OCF, which had been an independent distributor prior to the Company acquiring a 55% interest in 1999, which was increased to 60% in 2001. The Company has its own OCF sales representatives. In addition to this sales force, the Company has a non-exclusive agreement with Innova Technology Corporation, a Canadian manufacturer and distributor of dental implant and related products, to distribute the Company's bioimplant products to this market segment.

Products

The majority of the Company's revenues are derived from sales of its products in the United States. A description of the current product offering follows:

Accell DBM100, GenSci's next-generation technology, is the first and only bone graft putty on the market composed of 100% demineralized bone matrix (DBM). Accell features an exclusive, patent pending DBM processing technique that does not require an additive carrier, allowing for a 100% bone product with the handling characteristics of DBM putty.

DynaGraft II has a higher DBM content than the original DynaGraft while still featuring excellent handling characteristics favored by surgeons. The transition from DynaGraft to DynaGraft II was completed in September 2002, and the Company's customers have rapidly adopted the new product line. GenSci believes these products to be among the most cost effective autograft extenders available on the market, when considering osteoinductive performance and price.

OrthoBlast II, a synergistic combination of DBM and cancellous bone in a reverse phase medium features improved handling characteristics and replaced the original OrthoBlast product line in the market during the fourth quarter of 2002.

OCF Products

In order to take advantage of the relationships established in the OCF community and to leverage the use of the sales force, GenSci OCF distributes a number of related product lines developed by third parties to the OCF market. These products include bioimplant systems and OCF surgical accessories.

Technologies Under Development

To develop new products the Company will utilize the same technology as used in Accell DBM100, which is made from demineralized bone matrix (DBM). GenSci has developed a proprietary DBM processing technique that allows for a 100% bone product with handling characteristics of DBM putty and undiluted by an additional carrier. DBM is known for its ability to stimulate new bone formation.

The Company believes that it is changing the current DBM osteobiologics market by releasing the next generation of DBM putty products. The Company further believes that Accell is an innovative change in DBM processing technology providing undiluted osteoinductivity1 with demineralized 100% bone.

The Accell technology supplements GenSci's current product offerings, including DynaGraft II and OrthoBlast II, in the spine and general orthopedic markets. Accell gives surgeons a new, technologically advanced option for bone growth, fusion, repair, and is another alternative to fit specific surgical needs.

Competition

The Company operates in a highly competitive market. Generally, the market for the Company's bioimplant products is divided among practitioners who prefer the traditional autograft method of recovering bone from the patient for the required procedure, and those practitioners who use allograft-based materials consisting of donor tissue, such as the Company's products. Another portion of the market uses various synthetic products. In order to increase its market share for bioimplants, the Company and its representatives must demonstrate to practitioners who are currently using either autograft or competitive allograft products, the benefits of the Company's allograft-based products. Building awareness of the advantages of allograft, including reduced costs to the health care system and reduced pain to the patient, along with overcoming concerns over the safety of using donor tissue, is a long-term process.

A number of companies produce and sell products similar to those of the Company, and these competitors are also marketing their products with the intent to convert practitioners who currently favour autograft materials for their implant procedures. The Company's competitors include companies selling DBM and other osteoinductive and osteoconductive products using various technologies for delivery and placement. The principal competitors of the Company are Osteotech Inc. ("Osteotech") (see "Legal Proceedings"), Regeneration Technologies, Inc. ("RTI"), the Musculoskeletal Transplant Foundation ("MTF"), Interpore Cross International, Inc. ("Interpore"), Wright Medical Technologies, Inc. ("Wright"), NeuColl Corporation ("NeuColl"), and Orquest, Inc. ("Orquest"). The Company believes that currently it, Osteotech, RTI, MTF and Wright are the only companies which provide bioimplant products that are osteoinductive. Osteotech's product, known as "Grafton", RTI's product, known as "Osteofil", MTF's product, known as "DBX", and Wright's product, known as "AlloMatrix", all contain DBM. NeuColl's product, known as "Collagraft", which is marketed by Zimmer, Inc., contains bovine collagen and ceramic beads. Interpore's product, known as "Pro-Osteon", is a synthetic material that can be used along with its autologous growth factors "AGF" product. Orquest's product, known as "Healos", contains bovine collagen strands. In addition, Interpore has introduced a new product called "Intergrow" that contains DBM. In 2001 several new products were introduced: DePuy's Symphony, an autologous growth factors product, Orthovita's "Vitoss", a synthetic product, and the Musculoskeletal Transplant Foundation's
(MTF) "DBX" an allograft product.

In 2002 the United States Food and Drug Administration (FDA) approved InFuse(TM), a combination of an absorbable collagen sponge and rhBMP-2, limited to use in single level lumbar, anterior procedures with the LT(TM) Cage only. Also Osteogenic Protein 1, or OP-1, received humanitarian device exemption status, or HDE status, from the FDA for use as an alternative to autograft in long-bone nonunions where use of autograft is unfeasible and alternative treatments have failed. These products are manufactured and marketed by firms with much greater resources than the Company.

Autograft by itself, although still widely used, has limitations compared with some of the alternatives currently available, including allograft procedures. The quantity or quality of autograft bone from the patient might be limited. In addition to requiring more operating room time, it lengthens post-surgery recuperation, increases the risk of infection (due to secondary procedure) and most of all, results in increased pain for the patient due to the second procedure required to harvest the bone material. The Company and others have developed bioimplant products, as an alternative to autograft. One such type of product uses allograft bone, which is bone that is obtained from a donor. This bone is harvested by tissue banks, and is processed to minimize the possibility of disease transmission. Various synthetic bone substitutes, such as hydroxyapatite, which often act only in the osteoconduction process, are also used. These alternatives may be used alone or in conjunction with autograft.

Surgeons evaluate bone graft products on the basis of a number of factors, including ease of handling, perception of safety, efficacy in regenerating bone, and cost. The ease of handling of a product relates to the methodology employed to place the graft material in the implant site. A number of materials may be


-------------
(1) In a DBM containing product, the absence of carrier materials that have no osteoinductive potential is "undiluted osteoinductivity."

used for application, including those made from human-based products such as collagen, other inactive materials or synthetics. The efficacy of an implant in bone regeneration depends on the level of osteoinduction provided by the material.

The Company's products can be differentiated from those of its competitors with respect to the proprietary methods by which the implant material is maintained in the implant site. The Company's technologies include an inactive medium that acts in a reverse-phase manner, that is, the product is moldable at cooler temperatures and becomes more viscous, or firmer, when its temperature rises to body temperature. Thus, surgeons can easily manipulate the product as it is being implanted and as the allograft material becomes more viscous, or firmer, it is better enabled to remain contained at the implant site.

The Company's products can be further differentiated by the proprietary DBM processing technique that allows for a 100% bone product with handling characteristics of DBM putty and undiluted by an additional carrier, as utilized in Accell DBM100.

Advances in the field of orthobiologics are continuing at a rapid pace, focusing on the development of products that eliminate the need for, while maintaining the benefits of, autograft, including osteoinduction and osteoconduction. Participants in the industry are developing products that incorporate osteoconductive or scaffolding materials as the delivery mechanism for synthetically produced growth factors. Synthetic growth factors, which are considered to be more osteoinductive than the naturally occurring growth factors in autograft or allograft bone, will be combined with scaffolding materials for implantation. Once developed, these products could speed the bone healing process. The Company's proprietary carrier technologies could be used in these situations.

Manufacturing and Supply Agreements

To increase the likelihood that the Company's bioimplant product lines will be successful, the products must be manufactured in commercial quantities, at acceptable costs and in compliance with regulatory requirements. The Company manufactures all of its products at its facility in Irvine, California (see Item 5.D. - Facilities"), which has provided the Company with control over the manufacturing process and the quality of its products. Such controls are essential, as the manufacturing facilities of the Company or its licensees may be subject to inspection and licensing by regulatory authorities, including the FDA, prior to and during the production process.

The production of most allograft-based bioimplant products involves the initial processing of donor tissue to create DBM and other bone matrices, preparation of the material used to maintain these in the implant site, incorporation of the active ingredients into the carrier material, sterilization and other quality control measures and packaging. The Company relies upon tissue banks for its supply of DBM, and uses a combination of internal capabilities and outsourcing for the remainder of the processes.

The Company's bioimplants require donated human tissue as the source of the naturally occurring bone grafting material or proteins. In Canada, the United States and other countries, human tissue is procured from human donors by not-for-profit tissue banks, which are strictly regulated. In the United States, human tissue cannot be sold and is not the property of any entity. The Company has exclusive and non-exclusive agreements with a number of large tissue banks in the United States to provide the Company with processed tissue required for its products. All tissue banks which supply tissue to the Company are accredited by the AATB. Tissue procurement and processing are subject to regulatory and industry regulations and standards, including those relating to prevention of disease transmission.

Technology Licensing Agreements

None of the Company's current products are dependent upon in-licensed technologies. The Company has licensed certain technologies from BioInterfaces, Inc., a company that is partially owned by John Kay, Ph.D., a consultant acting as Vice President of Research and Development. The Company plans to use these technologies in future product development.

Government Regulation

The Company's products are subject to various regulatory and governmental oversight, depending on the regulatory category - human tissue, medical device, or pharmaceutical. Separate regulations apply with respect to each category. In addition, the regulatory process varies in each country in which the Company markets its products.

The Company's products are currently marketed in the United States and Canada. In Canada, the Company's activities are regulated by Health Canada's Therapeutic Products Programme ("TPP"). In the United States, these activities are regulated by the Food and Drug Administration ("FDA").

Currently marketed products within the Company's portfolio fall into either the human tissue or the medical device categories. Some of the Company's lines of bioimplants are currently marketed as human tissue while others may be marketed as medical devices in the future. The regulatory designation of the Company's future products is unknown at present.

The Company is also involved in the commercial marketing of its bioimplant products in countries outside of North America. International sales are subject to the import and regulatory requirements of each country. The process varies from country to country.

Regulatory Categories

Human Tissue: Many human tissue-based products are classified as "human tissue intended for transplantation" and may be marketed in the United States without prior agency approval, provided they are in compliance with FDA regulations. The regulations concerning human tissue-based products continue to be reviewed by the FDA and other regulatory bodies. Both Canadian and American regulatory bodies have prepared draft regulatory standards for human tissue-based products, only some of which have been finalized. The regulations with respect to human tissue-based products are aimed at protecting the public from exposure to certain diseases and are, therefore, focused on reducing the risk of disease transmission. They govern such matters as donor screening and testing procedures, tissue recovery, processing, storage and distribution, documentation and record keeping.

Medical Device: Unless exempted by regulations, medical devices generally may not be commercially distributed unless they have been approved or cleared by the appropriate regulatory body. Some of the products classified as "medical devices" normally require preclinical safety studies in animals. In the United States, the Federal Food, Drug and Cosmetic Act (FFDCA) provides two basic review procedures for approval/clearance of medical devices. Certain products qualify for a submission authorized by Section 510(k) of the FFDCA, wherein the manufacturer provides the FDA with a premarket notification of the manufacturer's intention to market the product; this notification must be "cleared" by the agency prior to commencement of marketing by the manufacturer. If a device does not qualify for the 510(k) procedure, the manufacturer must file a Premarket Approval Application (PMA) application. The PMA application process is generally a much more complex submission than a 510(k) notification. In Canada, medical device regulations use a risk-based classification system. In both the United States and Canada, preclinical studies are generally followed by filing and approval of an application to conduct controlled human clinical studies (if required). Results of the controlled clinical studies, together with information related to the product and the manufacturing process, are detailed in the filing of a formal submission requiring approval prior to marketing.

Intellectual Property

The Company considers patent protection and proprietary technology to be materially significant to its business. The Company relies on certain patents and pending patent applications relating to various aspects of its products and technologies. These patents and patent applications are either owned by or exclusively licensed to the Company, and it pays royalties under various agreements for the use of certain of the technologies.

With respect to its orthobiologics technologies, the Company currently owns the exclusive rights under the 11 issued patents.

GenSci and its subsidiary, GenSci OrthoBiologics, are involved in a patent infringement case [Patent Action] involving claims that DynaGraft Gel and Putty brands infringe two patents owned by Osteotech Inc. On December 17, 2001, the jury found GenSci and GenSci OrthoBiologics liable for damages of U.S. $14,533,634. As of May 8, 2003 the Court had not entered a judgment of liability and accordingly, the actual liability could be different from amounts accrued by the Company. On December 20, 2001, GenSci and GenSci OrthoBiologics, voluntarily filed petitions for protection under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court Central District of California. Both GenSci companies elected to take action as a result of the verdicts in patent litigation proceedings. The Company has agreed to a conditional settlement, the terms of which have not yet been finalized.

Pursuant to motions by Osteotech and positions taken by the Company, on May 16, 2002, the Bankruptcy Court modified the automatic stay to permit the Patent
Action to proceed, provided that, any judgment, whether for damages or injunctive relief, issued against the Company could not be enforced without the further review and approval by the Bankruptcy Court. In order to provide adequate protection to Osteotech, the Company is required, commencing on June 10, 2002, to deposit into a restricted cash account 14% of gross revenue from the allegedly infringing products. GenSci was required to file a Plan of Reorganization or cease the manufacture, sale or distribution of the allegedly infringing products by September 16, 2002 or by November 18, 2002 if a plan is submitted but not confirmed. Consistent with the Bankruptcy Court's May 17 Order, the Debtors no longer manufactured, marketed, distributed or sold the infringing products [DynaGraft Gel and Putty] after September 16, 2002.

During 2002, the Company accrued and expensed $1,705,265, which represents 14% of the revenue derived from DynaGraft Gel and Putty. In addition, subsequent to the Bankruptcy Court order discussed above, the Company has established a restricted cash account, which had a balance of $856,534, and which is classified as a long term asset as at December 31, 2002.

At the Settlement Conference, the parties reached a conditional settlement of their disputes relating to the Debtors' bankruptcy proceeding and the Patent Action, that includes a requirement for the Company to pay Osteotech U.S.$7.5 million. See Item 8. A. - "Legal Proceedings".

In addition, the Company has obtained trademarks for its bioimplant products in the United States and has applied for trademark protection for them in Canada.

BIOPHARMACEUTICALS - DISCONTINUED OPERATIONS

Effective September 1, 1999, the Company established Osteopharm Inc. as a 100% owned subsidiary in order to seek third party investment for the anabolic peptide technology acquired with the purchase of Osteopharm Limited, which is focused on the diagnosis and prevention or treatment of osteoporosis.

The Company assesses the carrying value of its patent and technology costs on an ongoing basis. As a result of the Company's decision to seek alternate funding for certain of its peptide technologies, management had determined that the prior carrying value of these technologies should be adjusted to reflect estimated market values. During 1999, the Company reduced the value of technology by $10,000,000 to reflect the value based on negotiations at that time. Subsequent negotiations during 2000 required that the Company further reduce the carrying value of the technology and patents related to the peptide technology by $2,795,094 and $504,906, respectively.

On December 15, 2001, the Company, in deciding to focus on the development of its bioimplant products, sold 100% of its interest in Osteopharm Inc. to a third party for a total consideration of $1,440,000, consisting of a $700,000 accounts receivable and a $740,000 promissory note, which are included as other receivables in the consolidated balance sheets. The promissory note is secured, non-interest bearing and is repayable on monthly installments of $100,000 each starting February 1, 2002.

Subsequent to the year-end 2001, the Company received the $700,000 receivable and $200,000 of the note receivable. The Company has provided an allowance for the balance of $540,000 due to uncertainty relating to ultimate collection and will recognize this amount as income once received. Of that allowance, the Company received $240,000 in late 2002 and recognized the amount as income. In addition, the Company received $175,000 in 2003 as the final and closing payment on the transaction.

The Company has retained the rights to use the peptide technology solely as medical devices or treatments delivered locally in humans for tissue repair, limited to bone, cartilage, meniscus, ligaments or tendons and medical devices or treatments for coatings on prosthetics as part of invasive surgical procedures.

C. ORGANIZATIONAL STRUCTURE

The Company was incorporated in the Province of British Columbia, pursuant to the Company Act (British Columbia) on December 4, 1980 by registration of its Memorandum and Articles under the name of Shayna Resources Ltd. The Company has two principal operating subsidiaries, GenSci OrthoBiologics, Inc. ("GenSci OrthoBiologics") and GenSci OCF Inc. ("GenSci OCF").

D. PROPERTY, PLANT AND EQUIPMENT

The Company leases facilities, with leases ranging from one to five years. The currently used facilities are:

          o A production, laboratory and administrative office facility, comprising approximately 26,000 square feet, for the production and distribution of the Company's bioimplant products, in Irvine, California.


          o Administrative offices of approximately 700 square feet of office space at the Company's head office in Toronto, Ontario.

          o A sales and distribution facility of approximately 5,652 square feet (2,777 sq. feet office and 2,875 square foot warehouse), located in Laval, Quebec, used for the Company's oral craniofacial "OCF" activities.


ITEM 5.  - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in cash flows, and results of operations of the company should be read in conjunction with the Company's 2002 consolidated financial statements and notes therein, which are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These principles differ in certain material respects from United States generally accepted accounting principles (U.S. GAAP). The differences as they affect the consolidated financial statements of the Company are described in Note 18 to the Company's 2002 consolidated financial statements. All amounts are in Canadian dollars, unless otherwise noted.




Selected  Financial Information                                            YEAR ENDED
                                                 DEC. 31, 2002     DEC. 31, 2001    Dec. 31, 2000     Dec. 31, 1999
Revenues                                           $34,481,612       $40,444,833      $45,827,426       $30,571,305
Reorganization costs                               (1,356,428)                --               --                --
Write-down of intangible assets                      (457,955)       (1,470,578)               --                --
Reserve for litigation verdict                     (1,705,265)      (23,098,189)               --                --
Loss from continuing operations                   ($4,252,840)     ($36,362,757)     ($2,080,114)      ($5,919,421)
Loss from discontinued operations                     $415,000        ($596,928)     ($4,928,623)     ($11,745,125)
Net loss                                          ($3,837,840)    ($36,959,685)     ($7,008,737)      ($17,664,546)
Net working capital (deficiency)                 ($22,043,381)     ($18,780,559)      $14,984,643        $4,660,297
Total assets                                       $17,208,390       $17,615,481      $32,431,927       $23,776,675
Long-term debt                                              $0          $127,820               $0                $0
Shareholders' equity   (deficiency)              ($19,194,783)     $(15,945,600)      $20,764,792       $13,793,359

A. OPERATING RESULTS

YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

REVENUES
Revenues for the year ended December 31, 2002 of $34,481,612 decreased from $40,444,833 for the year ended December 31, 2001. The 14.7% decrease in revenue mainly reflects the replacement of the Company's entire product line and the transition phase for launching three new product lines. During 2002 the Company effectively replaced former products that were the subject of previously disclosed patent litigation.

COST OF SALES
Cost of sales, consisting of the expense of manufacturing the Company's bioimplant products, decreased to $11,743,981 for the year ended December 31, 2002 from $15,870,114 for the year ended December 31, 2001. Cost of sales as a percentage of revenues was 34% for 2002, compared with 39% in 2001. The 5% decrease in costs as a percentage of revenues resulted primarily from aggressive cost cutting initiatives during the reorganization of the Company's operations throughout 2002. The efficient use of the Company's resources have resulted in lower costs associated with manufacturing despite continued increases in reimbursement of processing costs to tissue banks for donated tissue.

MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES
Marketing, general and administrative expenses of $19,091,593 for the year ended December 31, 2002 decreased from $31,281,351 in 2001. The decrease mainly reflects the decline in legal expenses related to the higher level of patent litigation costs with Osteotech in 2001. During 2002 legal costs related to the Company operating under Chapter 11 are reported as reorganization costs. In addition, the Company reduced spending in sales and marketing as part of the cost cutting initiatives applied to the Company's operations.

RESEARCH AND DEVELOPMENT EXPENSES
Research and development expenses decreased to $3,406,232 for the year ended December 31, 2002 from $4,187,176 in 2001. The cost of research and development as a percentage of revenue remained consistent at 10% in 2002 and 2001. The Company continued efforts in 2002 to support its near term product pipeline as part of a planned product development program.

INTEREST INCOME (EXPENSE)
The Company generated net interest expense of $13,179 for the year ended December 31, 2002 compared to net interest income of $189,416 in 2001. Although cash balances increased during 2002, the decrease in net interest income compared to the prior year is primarily due to the lower average level of funds available for investment and lower yields on invested funds.

AMORTIZATION
Amortization expense decreased to $959,819 for the year ended December 31, 2002 from $1,089,598 for the year ended December 31, 2001. The decrease resulted from costs of previously capitalized intangible assets becoming fully amortized during 2002 and 2001.

REORGANIZATION COSTS
Reorganization costs include the Company's legal costs and administrative fees related to Chapter 11 and additional legal fees incurred by the Creditors Committee paid for by the Company.

WRITE-DOWN OF INTANGIBLE ASSETS
Write-down of intangible assets includes a write-down of technology of $315,553 due to the discontinuation of certain products and $142,402 for patent costs that are not part of the Company's short-term development plans.

RESERVE FOR LITIGATION VERDICT
In 2002 the Company continued to reserve 14% of the sales of former products that were the subject of previously disclosed patent litigation.

LOSS FROM CONTINUING OPERATIONS
The loss from continuing operations for 2002 is $4,252,840 ($0.08 per share loss). The Company reported a loss from continuing operations of $36,362,757 ($0.69 per share loss) for the year 2001.

LOSS FROM DISCONTINUED OPERATIONS
The net gain from discontinued operations for 2002 was $415,000 ($0.01 per share gain). For 2001, the net loss was $596,928 ($0.01 per share loss) for discontinued operations related to the sold subsidiary, Osteopharm Inc. In 2001 the Company provided a $540,000 allowance, which represented the balance due on the promissory note related to the sale of the subsidiary, Osteopharm Inc. In 2002, the Company recognized $240,000 collected on the promissory note as a gain from discontinued operations and $175,000 that was collected in 2003.

NET LOSS
The net loss for 2002 was $3,837,840 ($0.08 per share loss). For 2001, the net loss was $36,959,685 ($0.70 per share loss). There was no change in the number of common shares outstanding in 2002.

YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

REVENUES
Revenues for the year ended December 31, 2001 of $40,444,833 decreased from $45,827,426 for the year ended December 31, 2000. The 12% decrease in revenues mainly reflects the loss, in February of 2001, of DePuy AcroMed Inc. ("DePuy") as a marketing partner for two of the Company's products sold to the spinal market. The company's independent sales representative network has assumed responsibilities for the sale of those products to the spine market but has lost some DePuy customers in the process.

COST OF SALES
Cost of sales, consisting of the expense of manufacturing the Company's bioimplant products, increased from $14,144,268 for the year ended December 31, 2000 to $15,870,114 for the year ended December 31, 2001. Cost of sales as a percentage of revenues was 31% for 2000, compared with 39% in 2001. The increase in costs as a percentage of revenues resulted primarily from a decrease in economies of scale due to lower production levels, higher costs associated with manufacturing related to increase in reimbursement of processing costs from tissue banks and due to the change in product mix in 2001 compared to 2000.

MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES
Marketing, general and administrative expenses of $30,174,661 for the year ended December 31, 2000 increased to $31,281,351 in 2001. The increase is primarily due to the change in rate of translation of the Company's U.S. operations from U.S. currency to Canadian currency, which were converted at higher average exchange rates in 2001 compared to 2000. In U.S. currency these amounts are substantially the same.

RESEARCH AND DEVELOPMENT EXPENSES
Research and development expenses increased from $2,744,708 for the year ended December 31, 2000 to $4,187,176 in 2001. The Company's efforts in 2001 included a higher level of development expenditures on new products scheduled to come to market in 2002 and 2003, including Accell DBM100 launched in the first half of 2002 in addition to other products planned for introduction later in 2002. The cost of research and development as a percentage of revenue was 6% in 2000, compared with 10% in 2001.

INTEREST INCOME (EXPENSE)
The Company generated net interest income of $538,065 for the year ended December 31, 2000 compared to net interest income of $189,416 in 2001. The decrease in net interest income compared to the prior year is primarily due to the lower availability of funds for investment and lower yields.

AMORTIZATION
Amortization expenses decreased from $1,381,968 for the year ended December 31, 2000, to $1,089,598 for 2001. The decrease resulted from costs of previously capitalized intangible assets becoming fully amortized during 2000 and 2001.

WRITE-DOWN OF INTANGIBLE ASSETS
Write-down of intangible assets includes a write-down of technology of $1,076,178 for licensed patents that are not part of the Company's short-term development plans and $384,000 for non-commercialized product development costs.

RESERVE FOR LITIGATION VERDICT
On December 17, 2001, the jury found that GenSci and GenSci OrthoBiologics are liable for damages of U.S.$ 17,533,634 for infringement by DynaGraft Gel and DynaGraft Putty of two patents held by Osteotech. The damages include U.S.$ 12,423,248 for lost profits during 1997-1999 and royalties of U.S.$ 5,110,386 calculated at a royalty rate of 14% for the years 2000-2001. Payments of approximately U.S.$ 3,000,000 made by DePuy in a prior settlement with Osteotech, are expected to be deducted from the jury verdict reducing the potential judgment to U.S.$ 14,533,634. The Company has established a reserve in the amount of $23,098,189 (Canadian) representing the potential judgment of U.S.$14,533,634.

LOSS FROM CONTINUING OPERATIONS
The loss from continuing operations for 2001 is $36,362,757 ($0.69 per share loss). The Company reported a loss from continuing operations of $2,080,114 ($0.04 per share loss) for the year 2000.

LOSS FROM DISCONTINUED OPERATIONS
The net loss from discontinued operations for 2001 was $596,928 in 2001 ($0.01 per share loss). For 2000, the net loss was $4,928,623 ($0.11 per share loss) for discontinued operations. Net loss from discontinued operations decreased due to the write-down of technology in the prior year. Discontinued operations relate to the sold subsidiary, Osteopharm Inc., which is focused on the diagnosis and prevention or treatment of osteoporosis. The loss in 2001 is comprised of an operating loss of $1,260,468 and a gain on disposal of $663,540. The Company recognized the gain on disposal of the discontinued operations to the extent of cash received from the disposal subsequent to the year end and has provided an allowance for $540,000 being the balance of the promissory note due in fiscal 2002 due to uncertainty relating to ultimate collection and will recognize this amount as income once received.

NET LOSS
The net loss for 2001 was $36,959,685 ($0.70 per share loss). For 2000, the net loss was $7,008,737 ($0.15 per share loss). There was no change in the number of common shares outstanding in 2001.

YEAR ENDED DECEMBER 31, 2000 COMPARED WITH YEAR ENDED DECEMBER 31, 1999

REVENUES
Revenues for the year ended December 31, 2000 of $45,827,426 increased from $30,571,305 for the year ended December 31, 1999. The 50% increase in revenues mainly reflected the continuing acceptance of the Company's products by surgeons in multiple bone regeneration markets. Approximately one-third of the Company's revenue increase was from continued growth in the U.S. spine market. More than half of the increase in revenues was from growth in the general orthopedic market (e.g., total joint reconstruction), which the Company entered in late 1999. The remaining increase was due to continued growth in the OCF market.

COST OF SALES
Cost of sales, consisting of the expense of manufacturing the Company's bioimplant products, increased from $10,412,007 for the year ended December 31, 1999 to $14,144,268 for the year ended December 31, 2000, to support the revenue growth. Cost of sales as a percentage of revenues was 31% for 2000, compared with 34% in 1999. The decrease in costs as a percentage of revenues resulted primarily from improved economies of scale and continued improvements in manufacturing efficiencies.

MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES
Marketing, general and administrative expenses of $30,174,661 for the year ended December 31, 2000 increased from $21,141,322 in 1999. The increase was primarily due to funding ongoing litigation and to commission expenses increasing as revenues increase, in addition to the cost of supporting the marketing infrastructure.

RESEARCH AND DEVELOPMENT EXPENSES
Research and development expenses stayed relatively level at $2,744,708 for the year ended December 31, 2000 compared to $2,419,433 in 1999. The Company shifted research efforts in 2000 away from the biopharmaceutical market and broadened its research activities within the biosurgical market. The cost of research and development as a percentage of revenue was 6% in 2000, compared with 8% in 1999. The decrease in expenses as a percentage of revenues resulted primarily from the rapid increase in revenue.

INTEREST INCOME (EXPENSE)
The Company generated net interest income of $538,065 for the year ended December 31, 2000 compared to net interest income of $309,096 in 1999. The increase in net interest income compared to expenses was primarily due to interest earned on proceeds of special warrants, which were received in March and June 2000.

AMORTIZATION
Amortization expenses decreased to $1,381,968 for the year ended December 31, 2000, from $2,827,060 for 1999. The decrease resulted from costs of previously capitalized intangible assets becoming fully amortized during 1999.

LOSS FROM CONTINUING OPERATIONS
The loss from continuing operations for 2000 was $2,080,114 ($0.04 per share loss). The Company reported a loss from continuing operations of $5,919,421 ($0.15 per share loss) for the year 1999.

LOSS FROM DISCONTINUED OPERATIONS
The net loss from discontinued operations for 2001 was $4,928,623 in 2001 ($0.11 per share loss). For 1999, the net loss was $11,745,125 ($0.30 per share loss) for discontinued operations. Discontinued operations relate to the sold subsidiary, Osteopharm Inc., which is focused on the diagnosis and prevention or treatment of osteoporosis. During 1999, the Company reduced the value of technology held by the discontinued operation by $10,000,000 to reflect the value based on sale negotiations at that time. Subsequent negotiations during 2000 required that the Company further reduce the carrying value of the technology and patents related to the peptide technology by $2,795,094 and $504,906, respectively.

NET LOSS
The net loss decreased in part due to a 50% increase in revenue for the year ended December 31, 2000 compared to 1999. In addition, increased manufacturing efficiencies and investments in capital equipment contributed to an improved gross margin of 69% in 2000 compared with 66% in 1999. The Company reported a loss of $7,008,737 ($0.15 per share loss) in 2000. In 1999 the Company reported a loss of $17,664,546 ($0.45 per share loss).

The number of common shares outstanding in 2000 increased as a result of the following: (a) 39,964 common shares were issued for the exercise of stock appreciation rights, (b) 10,344,828 common shares were issued upon the exercise of special warrants issued in February 2000 and (c) 52,803 common shares were issued upon the exercise of options. The weighted average number of shares outstanding for 2000 was 47,443,142 compared with 39,651,141 for 1999.

B. LIQUIDITY AND CAPITAL RESOURCES

On December 20, 2001 [the "Petition Date"], GenSci and its U.S. subsidiary, GenSci OrthoBiologics, Inc. ["GenSci OrthoBiologics"] collectively referred to as the "Debtors", voluntarily filed petitions for relief under Chapter 11 of the U.S. Bankruptcy Code ["Chapter 11"] in the U.S. Bankruptcy Court Central District of California, Santa Ana Division [the "Bankruptcy Court"]. The Debtors elected to take this action as a result of the verdicts in the patent litigation proceedings as described in note 15 to the consolidated financial statements.

The Debtors are presently operating their businesses under bankruptcy protection as debtors-in-possession. The bankruptcy proceedings of the Debtors are being jointly administered for procedural purposes, but are not substantively consolidated. Substantially all the assets and liabilities of the Company are involved in the Bankruptcy proceedings.

Under the provisions of Chapter 11, the Company is required to present, to the Bankruptcy Court, a plan of reorganization setting out the terms of the restructure of its obligations. The Plan of Reorganization was filed with the Bankruptcy Court on April 18, 2003 with a Disclosure Statement hearing scheduled for May 30, 2003. The submitted plan proposes the following treatment:

          (a) Shareholders shall retain their interests in the Debtors and are unimpaired.

          (b) Allowed Secured Claims in the amount of U.S.$28,976 shall be paid under their original terms in the ordinary course of business.

          (c) Allowed Priority Claims in the amount of U.S.$98,832 are to be paid in deferred cash payments in equal semi-annual installments over a period not exceeding six years, plus simple interest, at the Federal Judgment Rate, from a date selected by the Debtors that is no later than sixty (60) days after the date of confirmation of the Plan of Reorganization by the Bankruptcy Court [the "Effective Date"] on the unpaid balance.

          (d) All Claim(s) of Osteotech Inc. ["Osteotech"] are covered by the proposed, and not yet finalized, Settlement Agreement which calls for payment of U.S.$7.5 million of which Osteotech will receive an initial payment of $1 million on, or about, the Effective Date of the Company's Plan of Reorganization, and the remaining
               U.S.$6.5 million will be paid in twenty consecutive quarterly payments of U.S.$325,000 per quarter plus simple interest payable at the Federal Judgment Rate, capped for purposes of future interest payments at 3% per annum. The U.S.$6.5 million shall be secured as follows: the first U.S.$5 million in quarterly payments will be secured by a letter of credit or other security and the last U.S.$1.5 million will be secured by a junior lien on the assets of GenSci OrthoBiologics, subordinated to liens granted by GenSci OrthoBiologics to secure indebtedness from commercial and/or institutional lenders [see note 15 to the consolidated financial statements].

          (e) Administrative Convenience Class [Allowed Unsecured Claims of U.S.$6,000 or less] in the amount of U.S.$110,009 shall be entitled to a distribution of one hundred percent [100%] of their respective Allowed Claims, within 120 days after the Effective Date with simple interest accruing, at the Federal Judgment Rate, from and after the Effective Date.

          (f) Allowed Unsecured Claims of unsecured creditors in the amount of U.S.$6,694,784 have been given two options:

          a. Option A: Creditors shall be entitled to a distribution of one hundred percent [100%] of their respective Allowed Claims, with simple interest accruing, at the Federal Judgment Rate, from and after the Effective Date. Distribution shall be in twenty [20] equal quarterly installments payable over five [5] years commencing on the later [i] of the 60th day after the Effective Date or [ii] if such Claim is Disputed, such quarterly installments referenced above shall commence on the tenth [10th] Business Day after the entry of a Final Order allowing the Claim, or [iii] such other time or times as may be agreed to by the holder of such Claim and the Debtors. Debtors shall retain any and all rights to object to such claims, and/or to assert any setoff or counter claim thereto. A 10% per annum discount [not to exceed a 20% total discount] will apply to distributions paid off in full at the sole discretion of the Debtors.

          b. Option B: Creditors shall have their claim fixed at a distribution amount proposed by the Company [the "proposed distribution amount"] set forth for each unsecured claim with simple interest accruing, at the Federal Judgment Rate, from and after the Effective Date. Debtors shall waive and release any right to object to their "proposed distribution amount", or to assert any setoff thereto. A creditor selecting Payment Option B shall be entitled to a distribution of the "proposed distribution amount" in eight [8] equal quarterly installments payable over two [2] years commencing on the 60th or 120th day after the Effective Date. The total amount proposed by the Company for all claims in this category is U.S.$2,194,248.

These consolidated financial statements have been prepared on the "going concern" basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There is substantial doubt about the Company's ability to continue as a going concern because of the Chapter 11 bankruptcy proceedings. Although the Company has filed a Plan of Reorganization with the Bankruptcy Court, there can be no assurance that the Company will successfully receive Court approval and meet other conditions necessary to emerge from bankruptcy. In addition, the Company has incurred significant losses during the last three years and has a shareholders' deficiency of $19,194,783 as at December 31, 2002. As such, the realization of the Company's assets and discharge of its liabilities is subject to significant uncertainty.

The Company's ability to continue as a going concern is dependent upon continued protection by the Bankruptcy Court, confirmation of the Plan of Reorganization, emergence from bankruptcy, achieving and maintaining profitable operations and obtaining additional financing. The outcome of these matters cannot be predicted at this time. The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business. Such adjustments could be material.

At December 31, 2002, the Company had a cash balance of $3,282,836, short-term investments of $90,000 and restricted cash of $856,534, which is classified as a long term asset. This compares to a December 31, 2001 cash balance of $1,094,387 and restricted cash of $79,368. The Company had a working capital deficiency of

($22,043,381) at December 31, 2002, which includes liabilities subject to compromise of $32,627,785 and does not include restricted cash classified as a long term asset. This compared with a working capital deficiency of ($18,780,559) at December 31, 2001, which includes liabilities subject to compromise of $31,543,310. Liabilities subject to compromise include $23,320,738 related to the patent litigation liability accrual from fiscal year 2001.

In connection with the Chapter 11 filing, the Company implemented aggressive cost cutting initiatives throughout 2002 to reduce cash used in operations.

Cash provided by operating activities during 2002 was $2,764,102 as compared to cash used in operating activities of $8,638,447 in 2001. Available cash increased as a result of reduced litigation costs and aggressive cost cutting initiatives during the reorganization of the Company's operations throughout 2002. Capital spending requirements were higher in 2002 at $501,230 compared to $313,083 in 2001. The Company invested in key machinery and equipment to increase manufacturing efficiency and capacity for its California production facility. The Company expects that capital spending in 2003 will proceed at a similar pace to 2002 to continue to improve production efficiency and capacity and will be funded out of the Company's cash flow.

Cash used in financing activities during 2002 was $215,801 primarily used to pay down the capital leases executed by the Company in 2001. Cash provided by financing activities during 2001 was $343,101 primarily from capital leases executed by the Company.

Net increase in cash from continuing operations was $1,048,449 in 2002 as compared to a net decrease in cash from continuing operations of $8,105,349 in 2001. Net increase in cash from discontinued operations was $1,140,000 as compared to a decrease in cash from discontinued operations of $707,889 in 2001.

As previously stated, the conditional settlement of the patent case requires a letter of credit or other security to secure U.S. $5 million of the quarterly payments. The Company is actively working to obtain the required security. However there can be no assurance that such external sources of funding will be available on terms favorable to the Company, in which event, the Company may be required to enter into a transaction that would require substantial dilution or changes in stockholder rights in order to raise additional funds. Alternatively, the Company may obtain funds through entering into arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies or potential products that the Company would not otherwise relinquish. Likewise, the Company may also entertain the possibility of a merger or sale of the Company either within this bankruptcy proceeding or after confirmation of the Plan, to finance the above referenced obligations, which may similarly result in substantial dilution or changes in stockholder rights.

The Company has $126,600 remaining under the terms of capital leases. The Company believes it will be able to generate sufficient cash flows from continuing operations to fund payment of the capital lease.

Bankruptcy Procedures

In the Chapter 11 proceedings, substantially all unsecured liabilities of the Debtors as of the Petition Date are subject to compromise or other treatment under a plan of reorganization to be confirmed by the Bankruptcy Courts after submission to a required vote and approval by affected parties. For financial reporting purposes, those liabilities and obligations whose treatment and satisfaction are dependent on the outcome of the Chapter 11 proceedings have been segregated and classified as liabilities subject to compromise in the consolidated financial statements. Generally, all actions to enforce or otherwise effect repayment of pre-Petition Date liabilities as well as all pending litigation against the Debtors are stayed while the Debtors continue their business operations as debtors-in-possession. The Bar Date, which was the last date by which claims against the Company had to be filed in the U.S. Bankruptcy Court if the claimants wished to receive any distribution in the Chapter 11 proceedings, expired on May 13, 2002.

Differences between amounts shown by the Debtors and claims filed by creditors will be investigated and either amicably resolved, adjudicated before the Bankruptcy Courts, or resolved through other resolution processes. The ultimate amount of payment or settlement terms on any allowed claims is subject to a confirmed plan of reorganization and, accordingly, is not presently determinable.

Under the U.S. Bankruptcy Code, the Debtors may elect to assume or reject unexpired leases, employment contracts, service contracts and other pre-Petition Date executory contracts, subject to U.S. Bankruptcy Court approval including those described in note 13 to the consolidated financial statements. Liabilities related to executory contracts assumed by the Debtors are recorded as liabilities not subject to compromise because they are entitled to administrative priority. If a contract or lease is rejected, liabilities thereunder are deemed to be pre-Petition Date, general unsecured claims and are subject to the payment terms in a confirmed Chapter 11 plan. Claims for damages resulting from the rejection, after May 13, 2002 of executory contracts will be subject to separate bar dates. The Debtors have reviewed all executory contracts for assumption or rejection.

Obligations classified as liabilities subject to compromise under the reorganization proceedings in total may vary significantly from the stated amount of proofs of claim that are filed with the Bankruptcy Courts, and may be subject to future adjustment depending on Bankruptcy Court action, further developments with respect to potential disputed claims or other events. Additional claims may also arise from the rejection of executory contracts by the Debtors.

As a result of the Chapter 11 filing, no payments will be made on most pre-Petition Date debt obligations without Bankruptcy Court approval or until a plan of reorganization providing for the repayment terms has been submitted to any required vote and approval of affected parties, has been confirmed by the Bankruptcy Courts and has become effective.

Critical Accounting Policies

The preparation of the Company's consolidated financial statements is based on the selection and application of critical accounting policies, some of which require management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates. The Company believes that the following are some of the critical judgment areas in the application of its accounting policies that currently affect the Company's financial condition and results of operations.

The Company has a claim for allegedly infringing products and the jury found GenSci and GenSci OrthoBiologics liable for damages as discussed above. The determination of the estimated liability involves significant judgment. In assessing the reserve for the litigation claim, management made its best estimate considering the jury findings and accrued for $23,320,738 in the consolidated financial statements. It is possible that adverse judgments in the immediate or near-term future could include an injunction preventing the sale of allegedly infringing products, which could adversely affect the Company's business and financial condition. Due to the uncertainties inherent in the litigation process, the ultimate outcome of these actions, or the likelihood of an injunction, is not determinable at this time.

During 2002, the Company accrued and expensed $1,705,265, which represents 14% of the revenue derived from DynaGraft Gel and Putty. In addition, subsequent to the Bankruptcy Court order discussed above, the Company has established a restricted cash account, which had a balance of $856,534, which is classified as a long term asset as at December 31, 2002.

The Company makes significant judgments about the determination of the fair value of its reporting units in order to assess whether there has been an impairment in the value of the goodwill. These judgments are dependent on a number of factors such as projected future cash flows, general economic and competitive conditions and appropriate discount rates. A change in these assumptions could result in material charges to income. During the current year, the Company determined that no impairment in the value of the goodwill has occurred.

The Company will periodically assess the recoverability of its intangible assets by determining whether projected undiscounted cash flows will be sufficient to cover the carrying value of such assets. This requires the company to make significant judgments about the expected future cash flows that are dependent on the general and economic conditions and are subject to change. A change in these assumptions could result in material charges to income. During the current year, the Company determined that a significant impairment in the value of certain of its intangible assets had occurred and recorded $457,955 a charge to earnings.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. A considerable amount of judgment is required in accessing the ultimate realization of these receivables including the credit-worthiness of each customer. If the financial condition of GenSci's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Changes in Accounting Policies

Effective  January 1, 2002,  the Company has adopted The  Canadian  Institute of
Chartered   Accountants  issued  Handbook  Section  3062,  "Goodwill  and  Other
Intangible Assets" ["Section 3062"].

Previously, goodwill was amortized on a straight-line basis over the estimated useful life of the asset over a period of seven years. In addition, the Company would evaluate on an ongoing basis the carrying value of goodwill for potential permanent impairment by comparing the carrying value of goodwill to the estimated related undiscounted future net cash flows. Any permanent impairment in the value of goodwill was written off against earnings in the year that such impairment became evident.

Section 3062 changed the accounting for goodwill and intangible assets with an indefinite life from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, and amortization of intangibles with an indefinite life, ceased upon adoption of Section 3062. Upon adoption of Section 3062, the Company determined that it has no intangible assets of indefinite life. As of January 1, 2002, entities are required to perform a transitional test to ascertain whether or not they should recognize a decline in the carrying value of any recorded goodwill balances as at that date. Impairment tests are required to be re-performed on at least an annual basis and any subsequent impairment provisions would be charged to income.

The Company completed a transitional impairment test to identify if there was potential impairment to the goodwill as at January 1, 2002. To determine the amount of the impairment at January 1, 2002, the Company used the fair value methodology based on budget information to generate representative values of the future cash flows attributable to its reporting unit. This differs from the undiscounted cash flow methodology utilized by the Company to assess recoverability of goodwill in prior years. The Company determined that no impairment in the value of goodwill has occurred.

The Company has selected December 31 as the date it will perform its annual impairment test, and has determined that there was no impairment of goodwill as at December 31, 2002.

As required under Section 3062, this change was adopted January 1, 2002 with no restatement of prior period amounts.

Effective  January 1, 2002,  the Company has adopted The  Canadian  Institute of
Chartered Accountants issued Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" ["Section 3870"].

Previously, no compensation expense was recognized for stock options and stock appreciation rights issued to employees, directors and consultants.

Section 3870 requires entities to measure stock appreciation rights that call for settlement by the issuance of equity instruments and present them as equity. Under the Company's stock option plan, described in note 9[d] to the consolidated financial statements, all stock options granted can be exercised as stock appreciation rights. As permitted under Section 3870, the Company elected to measure and recognize stock appreciation rights based on the fair value of the equity instrument. Accordingly, compensation expense is determined as of the date of the grant and is then recognized on a consistent basis over the vesting period of the options as an increase to compensation expense and contributed surplus. When the options are exercised, the proceeds received by the Company, together with the amount in contributed surplus, will be credited to common share capital. The Company estimates the fair value of a stock option using the Black-Scholes option pricing model.

The impact of this change in accounting policy is detailed below:

Section 3870, requires that the cumulative amount relating to stock appreciation rights outstanding at the beginning of the fiscal year of adoption be charged to the opening retained earnings for that fiscal year, without restatement of prior periods presented. Accordingly, the Company charged $3,985,870 to the deficit at January 1, 2002 and an increase in contributed surplus of $3,985,870.

The fair value of the options granted was estimated as of the date of grant using the Black-Scholes option pricing model. The weighted average assumptions for stock appreciation rights issued prior to January 1, 2002 were as follows: risk free interest rate of 4.72%, expected dividend yield of nil, expected volatility of 0.93 and expected option life of 4.87 years.

Other  effects  of  the  change  in  accounting   policy  were  an  increase  in
compensation expense, contributed surplus and net loss for the year of $448,679 and an increase in loss per share of $0.01.

RISK FACTORS
An investment in common shares of the Company should be considered speculative due to the nature and stage of development of the Company's business as well as the Company's status as operating its business under the protection of Chapter 11 of the U.S. Bankruptcy Code. In evaluating the securities, prospective investors should consider the following factors.

GOING CONCERN
There is substantial doubt about the Company's ability to continue as a going concern because of the Chapter 11 bankruptcy proceedings. Although the Company has filed a Plan of Reorganization with the Bankruptcy Court, there can be no assurance that the Company will successfully receive Court approval and meet other conditions necessary to emerge from bankruptcy. In addition, the Company has incurred significant losses during the last three years and has a shareholders' deficiency of $19,194,783 as at December 31, 2002. As such, the realization of the Company's assets and discharge of its liabilities is subject to significant uncertainty.

The Company's ability to continue as a going concern is dependent upon continued protection by the Bankruptcy Court, confirmation of the Plan of Reorganization, emergence from bankruptcy, achieving and maintaining profitable operations and obtaining additional financing. The outcome of these matters cannot be predicted at this time. The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business. Such adjustments could be material.

LEGAL PROCEEDINGS - PATENT CASE
On December 17, 2001, the jury found that GenSci and GenSci OrthoBiologics are liable for damages of U.S.$17,533,634 for infringement by DynaGraft Gel and
DynaGraft Putty of two patents held by Osteotech. The damages include U.S.$12,423,248 for lost profits during 1997-1999 and royalties of U.S.$5,110,386 calculated at a royalty rate of 14% for the years 2000 and 2001. Payments of approximately U.S.$3,000,000 made by DePuy AcroMed Inc. in a prior settlement with Osteotech, are expected to be deducted from the jury verdict reducing the potential judgment to U.S. $14,533,634.

Pursuant to motions by Osteotech and positions taken by the Company, on May 16, 2002, the Bankruptcy Court modified the automatic stay to permit the Patent
Action to proceed, provided that, any judgment, whether for damages or injunctive relief, issued against the Company could not be enforced without the further review and approval by the Bankruptcy Court. In order to provide adequate protection to Osteotech, the Company is required, commencing on June 10, 2002, to deposit into a restricted cash account 14% of gross revenue from the allegedly infringing products. GenSci was required to file a Plan of Reorganization or cease the manufacture, sale or distribution of the allegedly infringing products by September 16, 2002 or by November 18, 2002 if a plan is submitted but not confirmed. Consistent with the Bankruptcy Court's May 17 Order, the Debtors no longer manufactured, marketed, distributed or sold the infringing products [DynaGraft Gel and Putty] after September 16, 2002.

During 2002, the Company accrued and expensed $1,705,265, which represents 14% of the revenue derived from DynaGraft Gel and Putty. In addition, subsequent to the Bankruptcy Court order discussed above, the Company has established a restricted cash account, which had a balance of $856,534, and which is classified as a long term asset as at December 31, 2002.

At the Settlement Conference, the parties reached a conditional settlement of their disputes relating to the Debtors' bankruptcy proceeding and the Patent Action, that includes a requirement for the Company to pay Osteotech U.S.$7.5 million. See Item 8. A. - "Legal Proceedings".

Although a conditional settlement has been negotiated, the remaining conditions may not be resolved. In addition, the terms of the settlement have been incorporated into the terms of a Chapter 11 Plan of Reorganization, which must be confirmed by the Bankruptcy Court to become effective.

LEGAL PROCEEDINGS - CHAPTER 11
Under the provisions of Chapter 11, the Company is required to present to the Bankruptcy Court a plan of reorganization setting out the terms of the restructure of its obligations. GenSci Regeneration Sciences and GenSci OrthoBiologics [the "Debtors"] are presently operating their businesses under bankruptcy protection as debtors-in-possession. Although a Plan of Reorganization was filed with the Bankruptcy Court on April 18, 2003 with a Disclosure Statement hearing scheduled for May 30, 2003, there can be no guarantee that the Company will be able to obtain approval of the Disclosure Statement. In addition, if the Company does obtain approval of the Disclosure Statement there is no guarantee that an affirmative vote can be obtained from the creditors or that the Bankruptcy Court will approve the Company to emerge from Chapter 11.

CAPITAL REQUIREMENTS - WORKING CAPITAL
Capital requirements associated with the development, commercialization, litigation defense and working capital to support the Company's products has been, and will continue to be, significant. While the Company has earned revenue to date, cash generated from operating activities may not be sufficient to cover its requirements. The Company may also require additional funds to acquire products or technologies that complement its existing portfolio. There is no assurance that the Company will be able to secure additional financing in the future or that such financing will be available on satisfactory terms. If adequate funds are not available, the future operations of the Company may be restricted.

CAPITAL REQUIREMENTS - SETTLEMENT
As previously stated, the conditional settlement of the patent case requires a letter of credit or other security to secure U.S.$5 million of the quarterly payments, after the initial U.S.$1 million payment. The Company is actively working to obtain the required security. However there can be no assurance that such external sources of funding will be available on terms favorable to the Company, in which event, the Company may be required to enter into a transaction that would require substantial dilution or changes in stockholder rights in order to raise additional funds. Alternatively, the Company may obtain funds through entering into arrangements with collaborative partners or others that may require the Debtors to relinquish rights to certain of its technologies or potential products that the Debtors would not otherwise relinquish. Likewise, the Company may also entertain the possibility of a merger or sale of the Company either within this bankruptcy proceeding or after confirmation of the Plan, to finance the above referenced obligations, which may similarly result in substantial dilution or changes in stockholder rights.

CONTINUING OPERATING LOSSES
From inception, the Company has experienced losses, indicated by an accumulated deficit at December 31, 2002 of approximately $105 million. The Company expects that its operating losses may continue as it expands its product portfolio, continues its research and development activities, and deals with pending litigation. Future operating results depend on a number of factors, including the demand for its products, the level of competition, regulatory approval of the Company's products and the ability of the Company to control its costs. Although the Company has had some success in the initial market introduction of its product lines there is no assurance that the Company will achieve a profitable level of operations, which could leave the Company dependent on external sources of funding.

RELIANCE ON PATENTS
Patent protection and proprietary technology are significant factors in the success of the Company's business. The Company relies on certain patents and pending patent applications relating to various aspects of its products and technology. There can be no assurance that any patent will be upheld, that future patent applications will be granted, or that any current or future patent will be broad enough to protect the Company from competitors with similar technologies. In addition, there can be no assurance that non-disclosure agreements will not be breached permitting others access to trade secrets. There can also be no assurance that others will not develop similar technologies or that the Company's technologies will not infringe on patents or rights owned by others. As a result the Company may not be able to produce sufficient revenue to achieve profitability.

EARLY STAGE OF DEVELOPMENT
The Company has generated initial revenues from the commercialization of some of its product lines. Although the Company introduced three new product lines in 2002, other products have not been fully developed and tested, and there can be no assurance that any of its subsequent products will perform in accordance with the Company's expectations or that necessary regulatory approvals will be obtained in a timely manner. There can be no assurance of timely market introduction of products for which the Company has invested significant amounts of capital.

GOVERNMENT REGULATION
The development, manufacture, and distribution of certain of the Company's products may be subject to regulation by the United States Food and Drug Administration ("FDA") and other government authorities in Canada, the United States, and other countries. The process of obtaining regulatory approval can take many years and requires substantial resources. There can be no assurance that any approvals necessary to develop, manufacture and market the Company's products will be obtained on a timely basis, if at all. In addition, delays or rejections may be encountered based on changes in regulatory policy during the period of product development; and laws or regulations, which may be adopted in the future, may have a material adverse effect on the Company. There can be no assurance that the Company's products will receive regulatory approvals. The regulatory process may delay the marketing of new products or it may prevent the introduction of future products altogether, which could cause revenues to decline.

SOURCE OF SUPPLY
The Company relies on tissue banks accredited by the American Association of Tissue Banks for the supply of tissue, a crucial component of its bioimplant products. The Company has no control over the operation of the tissue banks or competition for their services. There can be no assurance that the tissue banks will be able to fulfill the Company's requirements, or that the Company will be able to successfully negotiate with other accredited tissue facilities on satisfactory terms. There can be no assurance that the Company will be able to maintain a supply of tissue or maintain a supply at reasonable terms, which could limit the ability of the Company to generate revenue.

DEPENDENCE ON THIRD PARTY REPRESENTATION
The Company has developed its own independent representation network in the spinal market and in the general orthopedic market to represent their product lines. There can be no assurance that these representation networks will continue to be successful, which could limit the revenue generation ability of the Company.

TECHNOLOGICAL CHANGE AND OBSOLESCENCE
The markets in which the Company competes continue to undergo rapid and significant technological change and innovation. The Company is aware of efforts of other parties to develop alternative methods for bone regeneration, as well as to develop potentially superior natural or synthetic substitutes. There can be no assurance that development of these or other products and technologies will not render the Company's products and technologies obsolete or uncompetitive. As a result the Company may not be able to produce sufficient revenue to achieve profitability.

PRODUCT LIABILITY
The testing, marketing, and distribution of the Company's products entail an inherent risk that liability claims may be asserted against the Company, including claims resulting from the use of diseased tissue. The tissue banks which supply tissue to the Company are subject to stringent regulations, however, the Company cannot ensure that supplied tissue will be free of disease. The Company is insured against such liability claims. However, the amount of coverage may prove to be insufficient should claims arise, and there is no assurance that continuing insurance will be available at acceptable premium rates.

COMPETITION
The medical, dental, and orthopedic industries are highly competitive and comprise numerous large and well-financed companies and institutions. These include large pharmaceutical, biotechnology, and consumer goods companies as well as universities and research institutions that are constantly developing and acquiring the rights to new products. Many of these entities are larger than the Company and have greater financial resources to invest in research and development, distribution, and marketing programs. There can be no assurance that one or more of the Company's competitors will not develop products that are more effective or better accepted than those that the Company has or will develop, which could cause the Company to lose market share and be unable to maintain revenue levels.

FOREIGN EXCHANGE
A majority of the Company's revenue and operating expenses is denominated in U.S. dollars. The Company's financial statements are reported in Canadian currency and are subject to fluctuations in exchange rates between the Canadian and the U.S. dollar.

POTENTIAL CONFLICTS OF INTEREST
Certain directors and officers of the Company are directors and officers of other privately held and publicly listed companies. As a result, potential conflicts of interest may arise with respect to the exercise by such persons of their respective duties with the Company.

DEPENDENCE ON KEY PERSONNEL
The Company is heavily dependent upon the expertise of certain of its key officers and scientists, and the loss of one or more of these individuals could have a material adverse effect on the Company. Furthermore, it is anticipated that the Company's continued expansion in areas and activities requiring additional expertise, such as clinical trials, regulatory approvals and marketing,  will require  additional  management and scientific  personnel.  The
Company's ability to recruit and retain highly qualified management and scientific personnel is critical to its success. There can be no assurance that the Company will be successful in attracting and retaining skilled and experienced management and scientific personnel.

ABSENCE OF DIVIDENDS
The Company has no fixed dividend policy and has not paid dividends since its incorporation. The payment of dividends in the future will depend, among other things, upon the Company's earnings, capital requirements, and operating and financial condition. There can be no assurance that the Company will generate sufficient earnings to allow it to pay dividends.

VOLATILITY OF COMMON SHARE PRICE AND VOLUME
Shareholders of the Company may be unable to sell significant numbers of common shares of the Company on the Toronto Stock Exchange (the "TSX") without a significant reduction in the price of the shares, if at all. Furthermore, there can be no assurance that the Company will continue to be able to meet the listing requirements of the TSX or achieve listing on any other public trading exchange. The market price of the common shares of the Company may be affected significantly by factors such as fluctuations in the Company's status in Chapter 11, operating results, announcements of technological innovations or new products by the Company or its competitors, action by the FDA or other governmental agencies against the Company or the industry in general, developments with respect to patents or proprietary rights, public concern as to the safety of products developed by the Company or others, the interest of investors, traders and others in public companies such as the Company and general market conditions. In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small capitalization companies, have experienced fluctuations which have not necessarily been related to the operating performances, underlying asset values or prospects of such companies.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The Company is currently involved in research and development activities in the field of orthobiologics. Research and development spending was $3,406,232 in 2002, $4,187,176 in 2001, and $2,744,708 in 2000. The Company's efforts in 2002 included continued development to support a near term product pipeline as part of a planned technology expansion program, completely upgrading and expanding the Company's product offerings by launching three new product lines effectively replacing and upgrading former products and investigating future partnerships and technology ventures.

In 2001, GenSci sold its 100% interest in Osteopharm Inc., which was focused on developing an anabolic peptide technology for the diagnosis and prevention or treatment of osteoporosis. The Company has retained the rights to use the peptide technology solely as medical devices or treatments delivered locally in humans for tissue repair, limited to bone, cartilage, meniscus, ligaments or tendons and medical devices or treatments for coatings on prosthetics as part of invasive surgical procedures.

In 2002, the Company incurred a write-down on capitalized patent cost related to a craniofacial small bone fixation system and abandoned plans to develop a medical product related to the patent. In addition, the Company wrote off capitalized technology costs associated with former products discontinued in 2002.

In 2001, the Company incurred a write-down on the capitalized technology value associated with certain patents licensed by the Company. In 2002, the Company lost the right to license this technology, accordingly the cost were written off.

D. TREND INFORMATION

SELECTED CONSOLIDATED QUARTERLY UNAUDITED FINANCIAL INFORMATION ($ 000'S)


                               Mar-01    Jun-01    Sep-01    Dec-01    Mar-02    Jun-02    Sep-02    Dec-02
                               ------    ------    ------    ------    ------    ------    ------    ------
Revenues                         10,581    10,445     9,363    10,055     9,695     8,768     8,497     7,522

Loss on continuing Operations   (1,855)   (1,068)   (3,006)  (30,434)     (544)     (428)     (743)   (2,538)

Loss on continuing
operations per share            ($0.04)   ($0.02)   ($0.06)   ($0.58)   ($0.01)   ($0.01)   ($0.01)   ($0.05)

Net loss                        (2,062)   (1,288)   (3,341)  (30,268)     (544)     (428)     (503)   (2,363)

Stock based                     --        --        --        --        --        --        --
   compensation                                                                                           449
   recognized at year end

Stock based                     --        --        --        --
   compensation                                                            (59)      (50)     (281)      (59)
   allocated quarterly

Adjusted net loss               --        --        --        --          (603)     (478)     (784)   (1,973)

Basic and diluted net
   loss per share               ($0.04)   ($0.02)   ($0.06)   ($0.58)   ($0.01)   ($0.01)   ($0.01)   ($0.05)




Certain statements contained herein are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include the future performance of various marketing channels, research programs, financing activities and legal actions. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results, performance or achievements of the company to be materially different from those expressed or implied. Forward-looking statements involve risks and uncertainties, including, but not limited to, such risks as are described below.

 ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets out certain information concerning the directors and executive officers of GenSci at May 15, 2003, the term of all Directors will expire as of June 26, 2003:


  NAME                      AGE      POSITION
  ----                      ---      --------
  James S. Trotman, MD      63       Chairman of the Board since September 2, 1992
  Douglass C. Watson        51       President and Chief Executive Officer and Director since August 2001
  Robert Bechard            44       Director (1)(3) since September 17, 1998
  Frank M. Clark            70       Director (2)  since March 29, 1999
  Darrell Elliott           56       Director (1)(3)  since December 2, 1999
  Daniel Kollin             61       Director (1)  since December 2, 1999
  Clifford A. Nordal        57       Director (2)(3) since April 2, 1997
  Peter Ludlum              48       Vice President and Chief Financial Officer


(1)      Member of Audit and Finance Committee
(2)      Member of Compensation and Human Resources Committee
(3)      Member of the Corporate Governance and Nominating Committee

The following sets forth certain information regarding each of GenSci's executive officers, directors to be reelected on June 26, 2003 and significant employees, including his current position and business experience during the past five years.

----------------------------------------------------------------------------------------------------------------------
                                                                                                        NUMBER OF
NAME, RESIDENCE AND POSITION                                                                            SECURITIES
HELD IN THE COMPANY                                                          SERVED AS                  OWNED OR
                                 PRINCIPAL OCCUPATION FOR LAST FIVE YEARS    DIRECTOR SINCE             CONTROLLED AT
                                                                                                        PRESENT(1)
----------------------------------------------------------------------------------------------------------------------
DOUGLASS WATSON                  Chief Executive Officer and President of          August 9, 2001         44,750
Trabuco Canyon, California       the Company since August 2001.  Executive
President, Chief Executive       Vice President of the Company from
Officer and Director             December 1999 to August 2001; President
                                 and   Chief   Operating   Officer   of   GenSci
                                 OrthoBiologics  since January 2000; Senior Vice
                                 President  of GenSci  OrthoBiologics  from June
                                 1996 to January 2000; formerly,  Vice President
                                 of  U.S.   Operations   and   Global   Business
                                 Development of  BioDynamics,  Inc. from 1994 to
                                 1996.

JAMES S. TROTMAN, M.D.           Chairman of the Company; formerly Chief           September 2,           46,328
Irvine, California               Executive Officer of the Company from             1992
Chairman and Director            1992 to January 2000 and President of the
                                 Company from 1992 to March 1999.  In
                                 addition Dr. Trotman acts as a private
                                 consultant to other unrelated biotech
                                 companies.

ROBERT BECHARD                   Partner, RBC Capital Partners since               September 17,           Nil
Montreal, Quebec                 February 1998; formerly, Investment               1998
Director                         Manager, SOFINOV from October 1996 to
                                 February  1998;  Director,  Corporate  Banking,
                                 CIBC from February 1992 to October 1996.

FRANK M. CLARK                   Chairman of Bio-One, Inc., Managing               March 29, 1999          Nil
Sarasota, Florida                Principal of C-D Holdings, since March
Director                         2000; Director of Surgical Safety
                                 Products, Inc. from June 1998 to April
                                 2000; President and Chief Executive
                                 Officer of Surgical Safety Products, Inc.
                                 from June 1998 to January 2000; Chairman
                                 of 1-800Healthy.com since January 1999;
                                 formerly Chairman & Chief Executive
                                 Officer of CCS Group, a management
                                 consulting company from July 1991 to
                                 December 1997.

DARRELL ELLIOT                   Senior Vice President of MDS Capital              December 2, 1999        Nil
North Vancouver, British         Corp. since August 1999 and President of
Columbia                         MDS Ventures Pacific Inc. since January
Director                         2000; Director, A.R.C. Resins
                                 International Corp., Biostar Inc.,
                                 Chromos Molecular Systems Inc., Inex
                                 Pharmaceuticals Corporation, Nortran
                                 Pharmaceuticals Inc.; formerly regional
                                 Vice President of Royal Bank Capital
                                 Corp. from December 1989 to November 1993
                                 and from August 1994 to July 1998;
                                 President of Isuma Strategies Inc. from
                                 August 1998 to present; previously a
                                 director of the Company from February
                                 1997 to September 1998.


----------------------------------------------------------------------------------------------------------------------
                                                                                                        NUMBER OF
NAME, RESIDENCE AND POSITION                                                                            SECURITIES
HELD IN THE COMPANY                                                          SERVED AS                  OWNED OR
                                 PRINCIPAL OCCUPATION FOR LAST FIVE YEARS    DIRECTOR SINCE             CONTROLLED AT
                                                                                                        PRESENT(1)
----------------------------------------------------------------------------------------------------------------------


DANIEL W. KOLLIN                 Managing Director of BioMed Capital               December 2, 1999        Nil
Livingston, New Jersey           Group, Ltd., a strategic and business
Director                         advisory firm since January 1990; Director,
                                 American Bio Medica Corporation  (NASDAQ-ABMC),
                                 an   immunoassay   diagnostics   company  since
                                 February  2003;   formerly  Vice  President  of
                                 Prudential-Bache  Capital  Funding from 1987 to
                                 1989.

CLIFFORD A. NORDAL               President and Chief Executive Officer of          April 2, 1997           Nil
Richmond Hill, Ontario           St. Joseph's Health Care, London, Ontario
Director                         since April 1, 1998; formerly President
                                 and Chief Executive Officer of the
                                 Rehabilitation Institute of Toronto.

PETER B. LUDLUM                  Vice President Finance, Chief Financial           N/A                     Nil
Irvine, California               Officer and Corporate Secretary of the
Vice President Finance, Chief    Company since December 1999; Chief
Financial Officer and            Financial Officer of Pacific Biometrics,
Corporate Secretary              Inc. from 1996 to 1999, Corporate
                                 Controller of Derlan Industries, Inc.
                                 from 1989 to 1996.


(1) The information as to common shares beneficially owned has been provided by the directors.

B. COMPENSATION OF DIRECTORS AND OFFICERS

SUMMARY OF COMPENSATION

There are presently three Executive Officers of the Company. "Executive Officer" means the president, any vice-president in charge of a principal business unit such as sales, finance or production, any officer of the Company or a subsidiary who performs a policy-making function for the Company whether or not that person is also a director of the Company or the subsidiary, and the chairman and any vice-chairman of the board of directors of the Company if that person performs the functions of that office on a full-time basis.

Set out below is a summary of compensation paid during each of the three most recently completed financial years to all Executive Officers of the Company (or companies controlled by them).





                                             SUMMARY COMPENSATION TABLE
---------------------------------------------------------------------------  -----------------------------------
                                                                                   LONG TERM COMPENSATION
                                            ANNUAL COMPENSATION (US $)
                                       -------------------------------------
                                                                             -----------------------------------
                                                                                     AWARDS            PAYOUTS
                                                                             ----------------------  ----------
                                                                 OTHER       SECURITIES   RESTRICTED    LONG       ALL
                                                                 ANNUAL         UNDER     SHARES OR     TERM       OTHER
                                                                COMPENSATION  OPTIONS &   RESTRICTED  INCENTIVE  COMPENSATION
NAME AND PRINCIPAL POSITION   YEAR      SALARY      BONUS(4)                   SARS        SHARE       PLAN       ($)
                                                                    ($)        GRANTED      UNITS      PAYOUTS
                                           ($)          ($)                      (#)         ($)         ($)
------------------------------------- ----------   ------------ ----------  -------------- ----------- ---------- -----------
Douglass C. Watson (1)(2)(3) 2002      249,402        Nil         Nil       200,000        Nil         Nil        Nil
                             2001      173,529        Nil         Nil       350,000        Nil         Nil        Nil
President and Chief          2000      208,015      67,000        Nil        75,000        Nil         Nil        Nil
Executive Officer
--------------------------------------------------------------------------------------------------------------------------
Peter Ludlum (2)(3)          2002      165,480        Nil         Nil        75,000        Nil         Nil        Nil
Chief Financial Officer and  2001      148,645        Nil         Nil        10,000        Nil         Nil        Nil
Corporate Secretary          2000      161,979      54,000        Nil        40,000        Nil         Nil        Nil
--------------------------------------------------------------------------------------------------------------------------
James S. Trotman (2)(3)      2002      100,483        Nil         Nil       100,000        Nil         Nil        Nil
Chairman                     2001      78,385         Nil         Nil        50.000        Nil         Nil        Nil
                             2000      75,569       40,000        Nil        60,000        Nil         Nil        Nil
--------------------------------------------------------------------------------------------------------------------------

(1) Mr. Watson was appointed President and Chief Executive Officer of the Company on August 8, 2001.
(2) These Executive Officers are employed in the United States and compensation is paid in U.S. dollars.
(3) Salary for 2002 includes pay for the period December 21, 2001 thru December 31, 2001.
(4)  Bonus amounts listed as year 2000 compensation were paid during 2001.

OPTIONS AND STOCK APPRECIATION RIGHTS

The following table sets forth stock options granted in accordance with the Company's stock option plan to the Executive Officers during the year ended December 31, 2002. The rights to purchase shares under the options granted in 2002 vest over a three-year period, with one-third vesting on granting, one-third vesting after one year and the remaining third vesting on the second anniversary of granting. The Company granted 1,165,250 stock options to directors, officers, employees and consultants of the Company during the year ended December 31, 2002, including options granted to certain of the Executive Officers.




                    OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
------------------------------------------------------------------------------------------------------
                                                                     MARKET VALUE OF
                                                                        SECURITIES
                      SECURITIES UNDER   % OF TOTAL                     UNDERLYING
                           OPTIONS         OPTIONS      EXERCISE OR   OPTIONS ON THE
                           GRANTED       GRANTED TO     BASE PRICE    DATE OF GRANT   EXPIRATION DATE
         NAME                (#)          EMPLOYEES    ($/SECURITY)    ($/SECURITY)
------------------------------------------------------------------------------------------------------
Douglass C. Watson         200,000          17.2%          $0.40          $0.26        June 28, 2012
------------------------------------------------------------------------------------------------------
Peter Ludlum               75,000           6.4%           $0.40          $0.26        June 28, 2012
------------------------------------------------------------------------------------------------------
James S. Trotman           100,000          8.6%           $0.40          $0.26        June 28, 2012
------------------------------------------------------------------------------------------------------

None of the Executive Officers exercised stock options during the year ended December 31, 2002. The following table sets forth details of all stock options held by each of the Executive Officers as at December 31, 2002 and the year-end value of unexercised options on an aggregated basis.

      Aggregated   option/SAR  exercises  during  the  most  recently  completed financial year and financial year-end option/SAR values



------------------------------------------------------------------------------------------------------------

                                                        UNEXERCISED OPTIONS         VALUE OF UNEXERCISED
                                                       AT DECEMBER 31, 2002       IN-THE-MONEY OPTIONS AT
                                                                                     DECEMBER 31, 2002
                                                  ------------- ----------------------------- --------------
                          SECURITIES   AGGREGATE
                           ACQUIRED      VALUE
          NAME                OR        REALIZED  EXERCISABLE    UNEXERCISABLE   EXERCISABLE  UNEXERCISABLE
                           EXERCISED       ($)        (#)             (#)            ($)           ($)
                              (#)
------------------------------------------------------------------------------------------------------
Douglass C. Watson            Nil         N/A       593,175      391,825          Nil        Nil
------------------------------------------------------------------------------------------------------
Peter Ludlum                  Nil         N/A       179,985       70,015          Nil        Nil
------------------------------------------------------------------------------------------------------
James S. Trotman              Nil         N/A       551,970      120,030          Nil        Nil
------------------------------------------------------------------------------------------------------

COMPENSATION OF DIRECTORS

Non-employee Directors are compensated for their services as directors through a combination of annual retainer fees and meeting and attendance fees. The Compensation Committee considers and recommends to the Board all such arrangements. Remuneration for the directors consists of an annual retainer fee for non-employee Directors at a rate of either U.S.$12,000 or U.S.$6,000 for Directors representing specific institutional investors. Attendance fees for board meetings of U.S.$1,000 per meeting or U.S.$500 if by teleconference are paid to non-management Directors. In addition, non-management Directors attending committee meetings not held on days of board meetings are paid at the rate of U.S.$500 per meeting. All Directors are reimbursed for travel and other reasonable expenses incurred in attending board and committee meetings. On December 20, 2001, the Company filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Under Chapter 11, compensation levels for executive officers requires approval of the Court which may thereby limit the Committee's ability to independently establish compensation levels.

The Company provides directors' and officers' insurance with a policy limit of U.S.$15 million per occurrence. The total annual premium for the policy is U.S.$155,000, which is paid by the Company.

For the year ended December 31, 2002, a total of U.S.$103,500 was paid for directors' fees. The Company has granted the following incentive stock options to directors of the Company during the year ended December 31, 2002.



       NUMBER OF OPTIONS GRANTED(1)                 EXERCISE PRICE PER SHARE                DATE OF GRANT
       -------------------------                    ------------------------                -------------
                  300,000                                     $0.40                         June 28, 2002


(1) Includes options granted to the Executive Officers as previously disclosed.

EMPLOYMENT CONTRACTS, CHANGE IN RESPONSIBILITIES AND TERMINATION OF EMPLOYMENT

Douglass C. Watson

Pursuant to the agreement dated as of August 15th, 2001 and amended as of January 15, 2003 between the Company and Douglass C. Watson, the Company agreed to employ Douglass C. Watson as President and CEO. The agreement is for a term of 2 years. Under the terms of the agreement, Mr. Watson is entitled to be compensated at the rate of U.S.$232,200 annually. In addition, Mr. Watson is eligible for an annual bonus up to $135,000, which is determined and approved by the Board of Directors. If the Company terminates the agreement without cause, or Mr. Watson terminates the agreement for cause, the Company is required to pay to Mr. Watson an amount equal to two times his annual salary at the date of termination, as well as any bonuses that he would have been entitled to receive for that fiscal year. If Mr. Watson terminates the agreement for cause, all stock options granted to him will immediately vest. In the event of a change of control of the Company, the Company is required to pay to Mr. Watson an amount equal to three times his annual salary, plus a bonus equal to 40% of such amount, as well as any bonuses that he would have been entitled to receive for that fiscal year.

Dr. James S. Trotman

Pursuant to an agreement dated as of September 1, 1997, and amended March 11, 1999 and amended as of January 1, 2003 between the Company, GenSci OrthoBiologics and Dr. James S. Trotman, the Company currently employs Dr. Trotman as its Chairman. Dr. Trotman, as Chairman, will receive an annual salary of U.S.$90,000, plus any performance bonuses awarded by the compensation committee. Pursuant to a reward for tenure agreement dated September 30, 1997 among the Company, GenSci OrthoBiologics and Dr. Trotman, he is entitled to receive from the Company an annual tenure allowance of U.S.$65,000 commencing in 2004. If the Company terminates the agreement without cause, or Dr. Trotman terminates the agreement for cause, the Company is required to pay to Dr. Trotman an amount equal to his annual salary at the date of termination, as well as any bonuses that he would have been entitled to receive for that fiscal year. If Dr. Trotman terminates the agreement for cause, all stock options granted to him will immediately vest. In the event of a change of control of the Company, the Company is required to pay to Dr. Trotman an amount equal to his annual salary, plus a bonus equal to 40% of such amount, as well as any bonuses that he would have been entitled to receive for that fiscal year.

Peter B. Ludlum

Pursuant to the agreement dated as of April 1, 2003 between the Company and Peter B. Ludlum, the Company agreed to employ Peter B. Ludlum as Chief Financial Officer. The agreement is for a term of one year. Under the terms of the agreement, Mr. Ludlum is entitled to be compensated at annual salary of U.S.$140,000. In addition, Mr. Ludlum is entitled to participate in an annual Performance Bonus as approved by the Compensation and Human Resources Committee of the Board of Directors. If the Company terminates the agreement without cause, or Mr. Ludlum terminates the agreement for cause, the Company is required to pay to Mr. Ludlum an amount equal to six months of his annual salary at the date of termination, as well as any bonuses that he would have been entitled to receive for that fiscal year. If Mr. Ludlum terminates the agreement for cause, all stock options granted to him will immediately vest. In the event of a change of control of the Company, the Company is required to pay to Mr. Ludlum an amount equal to his annual salary, as well as any bonuses that he would have been entitled to receive for that fiscal year.

Each of the employment agreements contains other provisions relating to confidentiality, non-competition, vacations, group benefits and other provisions usual for an agreement of its type.

C. BOARD PRACTICES

CORPORATE GOVERNANCE

The Toronto Stock Exchange (the "Exchange") requires disclosure by each listed company in its information circular or annual report of its corporate governance practices and to provide an explanation where those practices differ from the guidelines of the Exchange.

The Company's Board of Directors (the "Board") currently comprises seven persons including five directors who are not officers or employees of the Company and are unrelated to management. The Chairman and the President and Chief Executive Officer were members of the Board during 2002. A majority of the board is unrelated to management and the Board is in the position to review and evaluate management's activities and to act independently of management. Mr. Douglass Watson is currently President and Chief Executive Officer of the Company.

The Board is empowered by the Company's constating documents to manage or supervise the management of the affairs and business of the Company. The Board performs its function through quarterly and special meetings and has delegated certain of its responsibilities to committees of the Board.

The Report recommends that committees of the Board comprise persons who are not officers or employees of the Company. The Company's committees consist of an Audit and Finance Committee, Compensation and Human Resources Committee and Corporate Governance and Nominating Committee. Details of these committees and the Company's policies on Corporate Governance are set out below.

The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Company and to the promotion of enhanced shareholder value. The following statement on Corporate Governance has been adopted to guide the affairs of GenSci Regeneration Sciences Inc.

MANDATE OF THE BOARD

The responsibility of the Board is to oversee the conduct of business; to ensure corporate policies are in compliance with laws, regulations and ethical practices; to approve the Company's strategic plans; to oversee and review performance of corporate programs; and to guide management in maintaining the strength and integrity of the Company.

In fulfilling its mandate, the Board:

o develops long term goals and strategies for the Company. This includes evaluating and adopting annual business and operating plans prepared and submitted by management. This process affords directors the opportunity to gain a full appreciation of the planning priorities and to provide constructive feedback

o    identifies the principal  risks to the Company's  business and monitors the
     management  of  these  risks  with  the   assistance   of  management   and
     specifically through the Audit and Finance Committee

o    appoints the Chairman, and the Chief Executive Officer

o approves on an annual basis the CEO's corporate objectives, assesses performance of the Chief Executive Officer on an overview basis, and ensures that there is a performance management system in place for the senior management team

o commits to the timely dissemination of material information to all investors

o requires annually, through the Audit and Finance Committee and external auditor, to be apprised of the integrity of the Company's internal audit controls and management information systems. In addition, regularly reviews the Company's performance on a consolidated basis, as well as the performance of individual subsidiaries

o expects its directors to act in the best interest of all shareholders to ensure public confidence

BOARD COMPOSITION

There are currently seven members of the Board of Directors. In keeping with the guidelines, a majority of directors are unrelated to and independent from the day-to-day operations of the Company.

BOARD INDEPENDENCE FROM MANAGEMENT

It is critical to investor confidence that the Board include a majority of outside directors and that members be able to make independent decisions particularly in regard to evaluations of the Chief Executive Officer and other senior management.

The Board of Directors discharges its responsibilities both directly and through its committees. At regularly scheduled meetings, members of the Board receive and discuss reports on the company's overall financial position and investments. Developments and issues of current relevance are also reviewed.

Board meetings are scheduled quarterly with additional ad hoc meetings as required. Officers attend Board and Board Committee meetings to enable them to contribute to the overall governance of the Corporation and provide unrelated directors direct and frequent access to key people.

All committees of the Board must have a majority of members who are unrelated, and in the case of the Audit and Finance Committee, all members must be unrelated directors. The composition of committees is reviewed annually by the Board to ensure appropriate turnover, interest and diversity of expertise.

COMMITTEES

The establishment of Board committees is based on broad functional mandates that ensure clearly defined responsibilities and accountabilities. The scope and mandates are defined below:

o inherent in the establishment of the committees is the principle of independence. Directors must be able to ask questions without concern for interference in the exercise of judgment.

o in special circumstances the Board may establish an ad hoc or special purpose committee to address a specific issue or transaction.

o as required, committees have the right to co-opt management from time to time and to engage outside advisors at the expense of the Corporation in appropriate circumstances.

A brief description of the mandate of each Board committee and its composition as at December 31, 2002 follows:

AUDIT AND FINANCE COMMITTEE

Membership is restricted to unrelated directors. Its primary responsibility is to review the Company's financial statements before they are presented to the Board. In addition, the Committee reviews the adequacy of the Company's internal controls, evaluates financial, tax and corporate risk, reviews the annual and long range financial plans of the Company, reviews all prospectuses and other public documents as requested by management, oversees the funding of any profit sharing and pension related plans, and recommends appointment and remuneration of the auditors. In accordance with the Company Act (British Columbia), the Company is required to have an audit committee comprised of three directors. During the year ended December 31, 2002 the members of the committee consisted of:

Chair:            Robert Bechard
Members:          Darrell Elliott
                  Daniel Kollin

COMPENSATION AND HUMAN RESOURCES COMMITTEE

The Committee is comprised of unrelated directors of the Company. The Committee oversees the implementation of the Company's Amended and Restated Stock Option Plan and recommends to the Board the award of options for Board approval and allotment subject to required regulatory approvals. The Committee has responsibility to ensure an appropriate compensation system is operative and that performance oriented incentives are established.

Other duties of the Committee include:

o setting of Chief Executive Officer's compensation and approving the overall executive compensation program for those reporting to the President and Chief Executive Officer

o    confirming the appointment of senior executive positions

o    reviewing adequacy and form of compensation for directors

o ensuring the Company's ability to attract, recruit and retain motivated employees by reviewing on an annual basis the Company's compensation program

o    overseeing succession planning

o    assessing annually the performance of the Chief Executive Officer

o commissioning of external advisors to review and assess compensation policies, if required

Chair:            Frank Clark
Members:          Clifford Nordal

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The Board has established a Corporate Governance and Nominating Committee, which is comprised of three directors, all of whom are unrelated directors. The responsibilities of the Corporate Governance and Nominating Committee include:

o monitoring the quality and effectiveness of the Governance system and the relationship between management and the Board, and recommending changes

o periodically reviewing the authorities, mandates and performance of the committees |X| annually reviewing the membership and chairs of committees of the Board and recommending committee assignments |X| advising the Board on the application and effectiveness of Corporate Governance principles and policies

o monitoring the credentials of each individual director |X| evaluating the performance of the Board |X| ensuring effective communication and reporting to shareholders, and reviewing annually reporting activities as required by good practice and regulatory requirements

Chair:            Darrell Elliott
Members:          Clifford Nordal
                  Robert Bechard

DECISIONS REQUIRING PRIOR APPROVAL OF THE BOARD

The Board has delegated to the Officers of the Company, under the leadership of the Chairman and the Chief Executive Officer and President, responsibilities for the day-to-day management of the business and affairs of the Company, subject to compliance with the business and strategic plans approved annually by the Board. The Board and its committees retain responsibility for significant changes to the Corporation's affairs, such as approval of major capital expenditures, debt and equity financing arrangements, significant acquisitions and approval of all material contracts.

RECRUITMENT OF DIRECTORS AND ASSESSMENT OF BOARD OF DIRECTOR PERFORMANCE

The Corporate Governance and Nominating Committee is responsible for identifying and selecting candidates for election as directors. The Chairman of the Board is responsible for ensuring the effective operation of the Board and for assessing the performance and contribution of individual directors. Criteria for evaluating directors includes experience and advice given; quality of committee work and state of preparedness; effectiveness in directing business to the Company; attendance at Board and committee meetings. The Board measures its success, in part, on the basis of achievement of the goals and objectives identified through its mission, vision and strategic direction.

SHAREHOLDER COMMUNICATION

The Board has established procedures to facilitate shareholder communication. Shareholders may communicate with the Company through the office of Investor Relations. The Company communicates to its shareholders through its Annual Report, quarterly releases, and the Annual Meeting of Shareholders and Management Information Circular.

BOARD'S EXPECTATIONS OF MANAGEMENT

Management is expected to develop for approval by the Board, an annual business plan based on the premise of shareholder value creation and enhancement. In addition to financial performance, non-financial expectations are also important including vision, values and organizational culture. To that end, the Board expects timely and effective information gathering, analysis and reporting from management.

CONFLICT

Any Director who has a conflict of interest or duty directly or indirectly in a proposed or existing contract or transaction must declare that interest at a meeting of the Directors and abstain from voting on the approval of the contract or transaction and such event shall be recorded in the minutes.

D. EMPLOYEES

Employees and Consultants

The Company has a total of 83 full-time employees and 1 part-time or temporary employee in Canada and the United States, of which the 83 full-time employees include two senior officers. None of its employees is covered by collective bargaining agreements. The Company believes that relations with its employees are good. See "Executive Compensation of Directors and Officers" for a description of the employment agreements with the senior officers of the Company.

In addition, the Company engages consultants, from time to time, to conduct research and development activities and to provide corporate development services.

E. SHARE OWNERSHIP

The following table sets forth the direct stock options of the directors and previously named executive officers as of May 15, 2003. Share holdings are shown in Item 6. A.



                                       DATE OF                      EXPIRATION
NAME AND PRINCIPAL    NUMBER GRANTED   GRANT          EXERCISE      OF GRANT
POSITION                                              GRANT                           TOTAL
------------------   ---------------   --------       --------      ------------     --------
Ludlum, Peter              125,000     02-Dec-99      $0.40          02-Dec-09        250,000
                            40,000     07-Dec-00      $0.40          07-Dec-10
                            10,000     20-Nov-01      $0.40          20-Nov-11
                            75,000     06-Jun-02      $0.40          06-Jun-12
------------------   ---------------   --------       --------      ------------     --------
Watson, Douglass           110,000     01-Oct-97      $0.40          01-Oct-07        985,000
                            75,000     01-Oct-98      $0.40          01-Oct-08
                           175,000     02-Dec-99      $0.40          02-Dec-09
                            75,000     07-Dec-00      $0.40          07-Dec-10
                           350,000     20-Nov-01      $0.40          20-Nov-11
                           200,000     06-Jun-02      $0.40          06-Jun-12
------------------   ---------------   --------       --------      ------------     --------
Clark, Frank                25,000     09-Jun-99      $2.19          09-Jun-04         50,000
                            25,000     20-Nov-01      $0.40          20-Nov-11
------------------   ---------------   --------       --------      ------------     --------
Elliott, Darrell            25,000     08-Jun-00      $1.75          08-Jun-10         50,000
                            25,000     20-Nov-01      $0.40          20-Nov-11
------------------   ---------------   --------       --------      ------------     --------
Kollin, Daniel              25,000     27-Jan-00      $1.75          27-Jan-10         50,000
                            25,000     20-Nov-01      $0.40          20-Nov-11


------------------   ---------------   --------       --------      ------------     --------
Nordal, Cliff               25,000     01-Oct-97      $1.75          01-Oct-07         50,000
                            25,000     20-Nov-01      $0.40         20-Nov-11

------------------   ---------------   --------       --------      ------------     --------
Trotman, James             362,000     01-Oct-97      $0.40          01-Oct-07        672,000
                           100,000     02-Dec-99      $0.40          02-Dec-09
                            60,000     07-Dec-00      $0.40          07-Dec-10
                            50,000     20-Nov-01      $0.40          20-Nov-11
                           100,000     06-Jun-02      $0.40          06-Jun-12

                                                                    Total:          2,107,000

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

So far as is known to GenSci, it is not directly or indirectly owned or controlled by another corporation or by any foreign government.

To the knowledge of the directors and senior officers of the Company, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding common shares of the Company:


-----------------------------------------------------------------------------------------
                                                                        PERCENTAGE OF
                     MEMBER                       NUMBER OF SHARES      ISSUED CAPITAL
-----------------------------------------------------------------------------------------
   BioCapital Biotechnology & Healthcare Fund         6,037,190             11.4%
     Canadian Medical Discoveries Fund Inc.           5,827,760             11.1%
-----------------------------------------------------------------------------------------



B. RELATED PARTY TRANSACTIONS

Except as described elsewhere in this annual report, none of the persons who were directors or officers of the Company at any time during the Company's last financial year, the proposed nominees for election to the board of directors of the Company, the insiders of the Company or the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.


C. INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8 - FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 17 - Financial Statements

LEGAL PROCEEDINGS

GenSci and its subsidiary, GenSci OrthoBiologics, [collectively, "the Company"] are involved in a patent infringement action in the United District Court for the Central District of California ["District Court"] entitled GenSci Regeneration Laboratories, Inc. v. Osteotech, Inc. (and related third-party actions), Case No. CV99-10111-MRP, [the "Patent Action"].

This case involves claims by Osteotech that products sold under the DynaGraft(R) Gel and DynaGraft(R) Putty (DynaGraft Gel and Putty) brands allegedly infringe two patents owned by Osteotech. These products involve the use of demineralized bone matrix (DBM) material in a carrier to facilitate the regeneration and/or growth of damaged or diseased bone.

On December 17, 2001, the jury found that GenSci and GenSci OrthoBiologics liable for damages of U.S.$17,533,634 for infringement by DynaGraft Gel and Putty of two patents held by Osteotech. The damages include U.S.$12,423,248 for lost profits during 1997-1999 and royalties of U.S.$5,110,386 calculated at a royalty rate of 14% for the years 2001 and 2002. Payments of approximately U.S.$3,000,000 made by DePuy AccroMed Inc. in a prior settlement with Osteotech, are expected to be deducted from the jury verdict reducing the potential judgment to U.S.$14,533,634. The Company has established a reserve in the amount of $23,098,189 as at December 31, 2001, representing the potential judgment of U.S.$14,533,634 and 14% of sales of DynaGraft Gel and Putty from December 1, 2001 to December 31, 2001.

As of the Petition Date, Osteotech had a pending motion in the District Court to permanently enjoin the Company's sales of the DynaGraft products, scheduled for hearing on December 21, 2001 [ the "Motion For

Permanent Injunction"]. The entry into Chapter 11 protection on December 20, 2001 resulted an automatic stay of all prior legal proceedings.

Pursuant to motions by Osteotech and positions taken by the Company, on May 16, 2002, the Bankruptcy Court modified the automatic stay to permit the Patent
Action to proceed, provided that, any judgment, whether for damages or injunctive relief, issued against the Company could not be enforced without the further review and approval by the Bankruptcy Court. In order to provide adequate protection to Osteotech, the Company is required, commencing on June 10, 2002, to deposit into a restricted cash account, 14% of gross revenue from the allegedly infringing products. Although no absolute deadline for filing a plan has been established, the Company had to either file a plan of reorganization by September 16, 2002 and obtain confirmation of a plan by November 18, 2002 or in the alternative, GenSci was required to cease the manufacture, sale or distribution of the allegedly infringing products by September 16, 2002 or by November 18, 2002 if a plan is submitted but not confirmed. Consistent with the Bankruptcy Court's May 17th Order, the Debtors no longer manufactured, marketed, distributed or sold the infringing products (DynaGraft Gel and Putty) after September 16, 2002.

During 2002 the Company accrued and expensed $1,705,265, which represents 14% of the revenue derived from DynaGraft Gel and Putty. In addition, subsequent to the Bankruptcy Court order discussed above, the Company has established a restricted cash account, which had a balance of $856,534, as at December 31, 2002.

Pursuant to the minute order entered on January 30, 2003, the District Court assigned the Patent Action and other related cases to another District Court Judge for "settlement proceedings." A formal settlement conference before the Settlement Judge was held on March 6, 2003. At the Settlement Conference, the parties reached a conditional settlement of their disputes relating to the Debtors' bankruptcy proceeding and the Patent Action.

As a result of the conditional settlement, an Amended Plan of Reorganization and Amended Disclosure Statement were filed with the Bankruptcy Court on April 18, 2003 with a Disclosure Statement hearing scheduled for May 30, 2003. The settlement described above is contingent upon bankruptcy court approval. Terms of the settlement have been incorporated into the Amended Plan of Reorganization, which must be confirmed by the bankruptcy court to become effective.

The conditions related to the settlement are: (i) Osteotech receives a letter of credit or other security satisfactory to Osteotech of certain payments over time and (ii) GenSci receives a covenant from Osteotech not to sue GenSci in connection with its newly introduced products. With respect to the letter of credit or other security, GenSci will seek to obtain the security sought by Osteotech. However, there can be no assurance that GenSci will be able to obtain an appropriate security acceptable to Osteotech, in which event, the Company may enter into a transaction that would require substantial dilution or changes in stockholder rights in order to raise additional funds. There can also be no assurance that the two sides can reach a settlement if GenSci is unable to obtain the security required. With respect to the covenant not to sue, Osteotech is in the process of evaluating GenSci's position that its new products do not infringe Osteotech's patents. There is no assurance that Osteotech will agree with GenSci's position. There can also be no assurance that, if a difference of opinion exists, the two sides can reach a settlement. In addition, there can be no assurance of the time frame required for the two sides to satisfy the conditions detailed above.

If the above two conditions are satisfactorily resolved, terms of settlement include payment of U.S.$7.5 million by GenSci to Osteotech. GenSci would recognize the validity of the Osteotech patents at issue in the trial completed in December 2001. GenSci would not be permitted to re-introduce products that are the subject of the pending litigation, which have been withdrawn from the market, and all other litigation between the two parties would be dismissed. Payments to Osteotech include U.S.$1 million to be paid on the effective date of GenSci's plan of reorganization followed by payments of U.S.$325,000 per quarter with interest payable at the federal judgment rate, currently 1.3% capped for purposes of future interest payments at 3% per annum. GenSci is seeking a method to secure payment of U.S.$5 million of the settlement amount and will provide a subordinated lien on assets to assure payment of the remaining U.S.$1.5 million in payments.

Finally, the settlement is contingent upon bankruptcy court approval. Terms of the settlement will be incorporated into the terms of a Chapter 11 Plan of Reorganization, which must be confirmed by the Bankruptcy Court.

If the proposed settlement with Osteotech incorporated into the Plan does not occur, the Company would otherwise vigorously pursue their right of appeal before the Federal Circuit Court of Appeals. As of the date of this report, a judgment has not been issued in the Patent Action and the Settlement Agreement has not been finalized or executed.

GenSci OrthoBiologics has filed for antitrust and other claims in a separate case against Osteotech for improper use of its patent(s) in the marketplace. These antitrust claims have been stayed until the Patent Action is resolved. In addition, a second patent infringement filed in October, 2000 alleges that GenSci OrthoBiologic's OrthoBlast product infringe two of Osteotech's patents including one patent at issue in the Patent Action. In this second patent case, no discovery has commenced and the case has been stayed pending resolution of the Patent Action. All legal actions between GenSci and Osteotech will be dismissed under the Settlement Agreement, when and if it becomes effective.

The Company, is also involved in a dispute before the Trademark Trial and Appeal Board, of the United State Patent and Trademark Office, entitled Johnson & Johnson, Petitioner, vs. GenSci Regeneration Sciences, Inc., Respondent/Registrant, Registration No. 2,401,091, Cancellation No. 31635. The dispute concerns the rights to the name, "The OrthoBiologics Company." In May 2002, the Company filed a Notice of Pending Chapter 11 Case and Notice of Stay, with respect to such proceeding.

B. SIGNIFICANT CHANGES

No significant changes have occurred since the date of the annual financial statements other than the conditional settlement agreement and filing of a Plan of Reorganization that have both been previously disclosed above.


ITEM 9 - THE OFFER AND LISTING

A. THE OFFER AND LISTING

Nature of Trading

From October 24, 1989 to April 26, 1999, GenSci's common shares were traded on the Vancouver Stock Exchange ("VSE"), Vancouver, Canada. On March 16, 1999 the Company's common shares were listed for trading on The Toronto Stock Exchange (the "TSX"). The Company delisted from the Vancouver Stock Exchange on April 26, 1999 at the request of the Company. The high and low sale prices and volume of trading for the common shares of GenSci on the VSE or TSX as the case may be, for each quarterly period within the three most recent fiscal periods of GenSci are as follows:

Year Ended            High $ (CDN)        Low $ (CDN)                 Volume
----------            ------------        -----------                 ------
1997                      $2.50              $1.20                 5,741,607
1998                      $3.95              $1.40                 7,922,937
1999                      $3.45              $0.70                 5,781,169
2000                      $3.35              $0.48                16,901,207
2001                      $1.25              $0.10                23,310,235
2002                      $0.40              $0.11                10,573,882

Quarter Ended         High $ (CDN)        Low $ (CDN)                 Volume
-------------         ------------        -----------                 ------
Mar. 31/00                $3.35              $0.76                 8,501,943
Jun. 30/00                $2.10              $1.05                 2,326,891
Sept. 30/00               $2.00              $1.12                 2,241,811
Dec. 31/00                $1.49              $0.48                 3,830,562
Mar. 31/01                $1.25              $0.55                 2,233,476
Jun. 30/01                $0.75              $0.35                 1,474,698
Sept. 30/01               $0.37              $0.25                 1,611,802
Dec. 31/01                $0.56              $0.10                17,990,259
Mar. 31/02                $0.35              $0.11                 4,842,630
Jun. 30/02                $0.26              $0.16                 2,707,335
Sept. 30/02               $0.40              $0.23                 1,695,861
Dec. 31/02                $0.30              $0.20                 1,328,056

Month Ended           High $ (CDN)        Low $ (CDN)                 Volume
-----------           ------------        -----------                 ------
Nov. 2002                 $0.25              $0.22                   196,288
Dec. 2002                 $0.28              $0.20                   506,470
Jan. 2003                 $0.25              $0.20                   247,677
Feb. 2003                 $0.28              $0.22                   612,993
Mar. 2003                 $0.27              $0.23                   319,169
Apr. 2003                 $0.50              $0.24                 1,089,786


As of December 31, 2002, there were 52,574,459 common shares of GenSci issued and outstanding. In accordance with Rule 12g5-1 of the Securities Exchange Act of 1934, at such date there were 1,443 registered and unregistered holders of GenSci's common shares resident in the United States, holding 8,577,852 common shares. This number represents approximately 16% of the total issued and outstanding common shares of GenSci as at December 31, 2002.

PERFORMANCE GRAPH

The following graph compares the cumulative change in shareholder return for Cdn$100 invested in common shares of the Company on December 31, 1997, with the cumulative change in the total return of the S&P/TSX Composite Index over the same period. The Company obtained a listing on the TSX effective March 16, 1999. Prior to that time, the Company's shares were listed on the Vancouver Stock Exchange, subsequently the Canadian Venture Exchange ("CDNX") and now the TSX Venture Exchange ("TSX Venture").

                          [GRAPHIC HERE IMAGE OMITTED]

                                                                   YEARS ENDED DECEMBER 31
                             1997            1998             1999            2000            2001             2002
Company                   $100.00         $111.11           $39.44          $35.55           $6.11           $11.11
TSX                       $100.00          $96.81          $125.59         $133.35         $114.76           $98.73
TSX Venture(1)            $100.00          $64.07          $377.93         $467.96         $167.59          $173.66


(1) In November 1999, the Vancouver Stock Exchange and the Alberta Stock Exchange merged to form the CDNX. The closing value of the Vancouver Stock Exchange index on November 26, 1999, the last trading day prior to the merger, was 400.20. The opening value of the Canadian Venture Exchange index on November 29, 1999, the first day of trading after the merger, was 2000.00. On December 10, 2001, the CDNX index was changed to the S&P/CDNX Composite index. The closing value of the CDNX index on December 7, 2001 was 3161.67 and the opening value of the S&P/CDNX Composite index on December 10, 2001 was 1000.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

GenSci's stock is listed on the Toronto Stock Exchange under the symbol "GNS".

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10 - ADDITIONAL INFORMATION

A. SHARE CAPITAL

The Company increased its authorized capital on May 28, 1998 to 200,000,000 shares divided into 100,000,000 common shares without par value of which 52,574,459 are presently issued and outstanding, and 100,000,000 preferred shares without par value, none of which is issued and outstanding.

At the beginning of the year the Company had 52,574,459 shares issued and outstanding. There are no shares not representing capital. There are no shares in the company held by the Company. There are no outstanding obligations to increase the issued capital of the Company.

There are 4,447,750 outstanding options and 375,000 outstanding warrants to purchase securities as of December 31, 2002. The history of the issued capital of the Company for the past three years is detailed in Note 8 to the financial statements and is summarized as follows:

                                                         #        $
-------------------------------------------------------------------------------
     Balance, December 31, 1999                     42,136,864   67,147,728
     Pursuant to stock appreciation rights              39,964         --
     Pursuant to exercise of Special warrants, net  10,344,828   13,603,069
     For cash
       Pursuant to exercise of stock options            52,803       95,523
                                                    ----------   ----------
     Balance, December 31, 2000, 2001 and 2002      52,574,459   80,846,320
-------------------------------------------------------------------------------


No shares were issued with any discounts, special terms or installment payments.

All shares issued and to be issued in the future must be and have been approved by authorizing resolution consisting of a simple majority of the board of directors.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company is incorporated in the Province of British Columbia, Canada by registration of its memorandum under incorporation number 548323.

The Company was incorporated on December 4, 1980 under the name of Shayna Resources Ltd. On April 14, 1988, the Company changed its name to Clipper Minerals Ltd. On December 9, 1991, the Company changed its name to Stormin Resources Inc. On November 27, 1992 the Company changed its name to Biocoll Medical Corp. in conjunction with the acquisition of Regenetec Biomatrix, Inc., renamed GenSci Regeneration Laboratories, Inc., later renamed GenSci OrthoBiologics, Inc., a subsidiary of the Company. On January 16, 1997, the Company acquired all of the issued and outstanding shares of Osteopharm Limited, with which it amalgamated effective August 12, 1997, and concurrently therewith changed its name to its current name, GenSci Regeneration Sciences Inc.

Pursuant to the provisions of the Company Act a company may conduct any business that it is not restricted by the terms of its memorandum from conducting. The Company's memorandum contains no such restrictions.

The directors of the Company are required to disclose to the board of directors the nature and extent of their interest in any proposed transaction or contract and must thereafter refrain from voting in respect thereof. An interested director may be counted in the quorum when a determination as to such director's remuneration is being considered but may not vote in respect thereof.

The directors have an unlimited power to borrow money, issue debt obligations and mortgage or charge the assets of the Company provided such actions are conducted bona fide and in the best interests of the Company.

There  are  no  mandatory   retirement   ages  for  directors  or  any  required
shareholdings.

All holders of common shares are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors may from time to time determine. All holders of common shares will share equally on a per share basis in any dividend declared by the board of directors. The dividend entitlement time limit will be fixed by the board of directors at the time any such dividend is declared.

Each outstanding common share is entitled to one vote on all matters submitted to a vote of our shareholders in general meeting. There are no cumulative voting rights attached to any of our shares and, accordingly, the holders of more than half of the shares represented at a general meeting can elect all of the directors to be elected in a general meeting.

All directors stand for re-election annually.

Upon any liquidation, dissolution or winding up, all common shareholders are entitled to share ratably in all net assets available for distribution after payment to creditors. The common shares are not convertible or redeemable and have no preemptive, subscription or conversion rights. In the event of a merger or consolidation, all common shareholders will be entitled to receive the same per share consideration.

The holders of the common shares have no redemption, sinking fund, preemptive or conversion rights. The holders of common shares are not entitled to cumulative votes for the election of directors. All of the common shares currently issued and outstanding are fully paid and non-assessable.

The rights of shareholders may only be altered by the shareholders passing a special resolution at a general meeting. A special resolution may only be passed when it has been circulated to all shareholders by way of an information circular and then must be passed by seventy-five percent of the votes cast at the general meeting.

Annual and extraordinary general meetings may be called when required by the board of directors. One or more shareholders holding in aggregate five percent or more of the issued shares of the Company may requisition an extraordinary meeting and the directors are required to hold such meeting within four months of such requisition. Only registered shareholders or persons duly appointed by proxy may be admitted to meetings unless otherwise permitted by the chairman of the meeting.

There are no national or international limitations or restrictions on the right to own the common shares of the Company.

There are no provisions in the memorandum or articles of incorporation of the Company that would have the effect of delaying, deferring or preventing a change in control of the Company.

There are no provisions in the memorandum or articles of incorporation of the Company that establish any threshold for disclosure of ownership.

The articles of incorporation of the Company permit the increase or any alteration in authorized capital by the shareholders by ordinary resolution passed by 50% plus one vote at a general meeting.

Pursuant to applicable provisions of the Company Act (British Columbia) no right or special right attached to shares issued by the Company may be prejudiced, altered or otherwise interfered with unless the members of that class approve a special resolution by at least 75% of the votes cast with respect to the resolution.

A quorum for the transaction of business at a general meeting of shareholders of the Company is one member or one proxy holder representing members holding less than one-twentieth of the be voted at the meeting.

The Articles of Incorporation of the Company contain provisions whereby the Company has the power, to the maximum extent permitted by the Company Act (British Columbia), to indemnify its officers and directors, former officers and directors, or persons who act or acted at the Company's request as a director or officer of a company of which the Company is or was a shareholder or creditor, and their heirs and legal representatives, against all costs, charges and expenses, actually and reasonably incurred, including amounts paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which such person is made a party, by reason of being or having been a director or officer, including any action brought by the Company or any such corporation. In addition, the Company may purchase and maintain insurance for the benefit of any officers or directors against any liability incurred in their capacity as officers or directors of Issuer.

The Company's preferred shares are issuable in series, having such specific dividend, redemption and other rights as may be determined by the directors of the Company at the time of creation of the series. The holders of preferred shares are not entitled to vote and have priority over the holders of common shares with respect to the payment of dividends and distribution of assets on the dissolution, liquidation or winding up of the Company. Subject to special rights and restrictions attached to a particular series, the preferred shares are redeemable and retractable and may be purchased for cancellation by the Company.

C. MATERIAL CONTRACTS

During 2002 the Company terminated its research agreement with the University of Toronto and its agreement with McGill University regarding technology rights.

D. EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of GenSci's common shares. Any remittances of dividends to United States residents are, however, subject to a withholding tax pursuant to the reciprocal tax treaty between Canada and the United States. See "Item 10. E. - Taxation."

Except as provided in the Investment Canada Act, there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of GenSci on the right of foreigners to hold or vote the common shares of GenSci.

The Investment Canada Act requires a non-Canadian making an investment to acquire control, directly or indirectly, of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with Investment Canada, the federal agency created by the Act. Provisions of the Investment Canada Act are complex and any non-Canadian citizen contemplating an investment to acquire control of GenSci should consult professional advisors as to whether and how the Investment Canada Act might apply.

For purposes of the Act, direct acquisition of control means a purchase of the voting interests of a corporation, partnership, joint venture or trust carrying on a Canadian business, or any purchase of all or substantially all of the assets used in carrying on a Canadian business. An indirect acquisition of control means a purchase of the voting interest of a corporation, partnership, joint venture or trust, whether a Canadian or foreign entity, which controls a corporation, partnership, joint venture or trust Company carrying on a Canadian business in Canada.

E. TAXATION

Certain Canadian Federal Income Tax Consequences

Management of GenSci has been advised by its legal counsel that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of common shares of GenSci who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of GenSci in connection with carrying on a business in Canada (a "non-resident shareholder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of the Canada Customs and Revenue Agency, and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of GenSci and no opinion or representation with respect to the Canadian Federal Income Tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of GenSci should consult with their own tax advisors about the federal, provincial and foreign tax consequences of purchasing, owning and disposing of common shares of GenSci.

Dividends

Dividends paid on the common shares of GenSci to a non-resident holder will be subject to withholding tax. The Canada-U.S. Income Tax Convention (1980) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as GenSci) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents "taxable Canadian property" to the holder thereof. GenSci is a public corporation for purposes of the ITA and a common share of GenSci will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with whom he did not deal at arm's length owned not less than 25% of the issued shares of any class or series of GenSci. There are other circumstances in which a common share of GenSci will be taxable Canadian property to a non-resident holder. Shareholders who are former residents of Canada or who acquired their shares in other than open market transactions should consult their Canadian tax advisors about whether the shares are taxable Canadian property to them. In the case of a non-resident holder to whom shares of GenSci represent taxable Canadian property and who is resident in the United States and is not a former resident of Canada, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Canada-U.S. Income Tax Convention (1980) (the "Treaty") unless the value of such shares is derived principally from real property situated in Canada. However, in such a case, certain transitional relief under the Treaty may be available.

Certain United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States Federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of common shares of GenSci. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or non-U.S. tax consequences. See "Certain Canadian Federal Income Tax Consequences" above.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. Except as specifically set forth herein, this summary deals only with common shares purchased by a U.S. holder (as defined below) that are held as capital assets within the meaning of Section 1221 of the Code. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of GenSci and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of GenSci should consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of GenSci.

U.S. HOLDERS

As used herein, a "U.S. Holder" means a beneficial holder of common shares of GenSci who or that is for U.S. federal income tax purposes (i) a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any state (including the District of Columbia) thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or
(iv) a trust if both (A) a U.S. court is able to exercise primary supervision over the administration of the trust, and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in Treasury Regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such dates, that elect to continue to be treated as United States persons will also be U.S. holders. The term U.S holder also includes certain former citizens or residents of the United States.

Except as specifically set forth herein, this summary deals only with common shares of GenSci purchased by a U.S. holder (as defined below) that are held as capital assets within the meaning of Section 1221 of the Code. This summary does not discuss all of the tax consequences that may be relevant to holders in light of their particular circumstances or to holders subject to special tax rules, such as insurance companies, brokers or dealers in securities or foreign currencies, tax-exempt investors, financial institutions, or persons subject to the alternative minimum tax.

DISTRIBUTIONS ON COMMON SHARES OF GENSCI

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of GenSci are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that GenSci has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date). In the case of a dividend paid in Canadian dollars that is not converted by the U.S. holder into U.S. dollars on the date of receipt, a U.S. holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss recognized upon a subsequent sale or other disposition of such Canadian dollars, including an exchange for U.S. dollars, will be ordinary income or loss, unless held for more than one year in which case such gain or loss is capital. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal Income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of GenSci, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the common shares of GenSci will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from GenSci (unless GenSci qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of GenSci. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

FOREIGN TAX CREDIT

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of GenSci may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of GenSci should consult their own tax advisors regarding their individual circumstances.

DISPOSITION OF COMMON SHARES OF GENSCI

A U.S. Holder will recognize a gain or loss upon the sale of common shares of GenSci equal to the difference, if any, between the amount realized on such sale or exchange (or its U.S. dollar equivalent, determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency) and the adjusted tax basis of such common shares of GenSci. This gain or loss will be a capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. Generally, for U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. Generally, for U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

OTHER CONSIDERATIONS

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of GenSci.

FOREIGN PERSONAL HOLDING COMPANY

For initial determination, if at any time during a taxable year more than 50% of the total combined voting power or the total value of GenSci's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 50% or more of GenSci's gross income for such year was derived from certain passive sources (e.g., dividends and interest subject to certain limitations when received from a related person such as its subsidiaries), GenSci would be treated as a "foreign personal holding company". In that event, U.S. Holders that hold common shares of GenSci would be required to include in income for such year their allowable portions of such gross passive income to the extent GenSci does not actually distribute such income.

PASSIVE FOREIGN INVESTMENT COMPANY

As a foreign corporation with U.S. Holders, GenSci could potentially be treated as a passive foreign investment Company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of GenSci's income which is passive, or the percentage of GenSci's assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFIC which can have significant tax effects on U.S. shareholders of foreign corporations. These rules do not apply to non-U.S. shareholders. Section 1297 of the Code defines a PFIC as, a corporation that is not formed in the United States and, for any taxable year subsequent to 1986, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company is a non-publicly traded controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more.

A U.S. shareholder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. shareholder. The following is a discussion of the two alternative tax regimes applied to such U.S. shareholders of GenSci.

A U.S. shareholder who elects in a timely manner to treat GenSci as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Shareholder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which GenSci qualifies as a PFIC on his pro-rata share of GenSci's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Shareholder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Shareholder, in each case, for the shareholder's taxable year in which (or with which) GenSci's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Shareholder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of GenSci's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of GenSci's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Shareholder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible at all in taxable years beginning after 1990.

The procedure a U.S. shareholder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. shareholder's holding period in which GenSci is a PFIC. If the U.S. shareholder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. shareholder may make the QEF election by simply filing the appropriate documents at the time the U.S. shareholder files its tax return for such first year. If, however, GenSci qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. shareholder may elect to recognize (i) (under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. shareholder sold his stock on the application date or (ii) if GenSci is a controlled foreign corporation, the U.S. shareholder will be deemed to have made a timely QEF election.

When a timely QEF election is made, if GenSci no longer qualifies as a PFIC in a subsequent year, normal code rules will apply. U.S. shareholders should seriously consider making a new QEF election under those circumstances.

If a U.S. shareholder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the common shares in question and GenSci is a PFIC (a "Non-electing U.S. Shareholder"), then special taxation rules under
Section 1291 of the Code will apply to (i) gains realized on the disposition (actual or deemed disposition) of his common shares and (ii) certain "excess distributions", as specially defined. A retroactive QEF election is available. U.S. tax advice should be obtained.

Alternatively, if the Company is a PFIC, recently enacted legislation would permit a U.S. holder who owns common shares of GenSci to generally elect out of the tax treatment discussed two paragraphs above, if a U.S. holder makes a mark-to-market election with respect to common shares of GenSci. Under such election, a U.S. holder would generally recognize as ordinary income for each taxable year an amount equal to the excess, if any, of the fair market value of common shares of GenSci as of the close of the taxable year over the U.S. holder's adjusted tax basis in such stock. A. U.S. holder would generally be allowed an ordinary deduction (to the extent of any net mark-to-market gains recognized for prior taxable years) for the excess, if any, of the adjusted tax basis of the common shares of GenSci over its fair market value as of the close of the taxable year. A U.S. holder's adjusted tax basis of the common shares would generally be adjusted to reflect the amounts included or deducted under the mark-to-market election. Additionally, any gain on the actual sale or other disposition of the common shares generally be treated as ordinary income. Ordinary loss treatment also would generally apply to any loss realized on the actual sale or other disposition of the common shares to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included with respect to such stock. An election to mark-to-market would generally apply to the taxable year made and all subsequent taxable years. Both a QEF election and a mark-to-market election are subject to complex and specific rules and requirements. U.S. holders are strongly urged to consult their tax advisors concerning the QEF election and the mark-to-market election if the Company is classified as a PFIC.

A Non-electing U.S. Shareholder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. shareholder (other than years prior to the first taxable year of GenSci during such U.S. shareholder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Shareholder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If GenSci is a PFIC for any taxable year during which a Non-electing U.S. Shareholder holds common shares, then GenSci will continue to be treated as a PFIC with respect to such common shares, even if it is no longer definitionally a PFIC. A Non-electing U.S. Shareholder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-Electing U.S. Shareholders) as if such Common Shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Shareholders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

Certain special, generally adverse, rules will apply with respect to the common shares while GenSci is a PFIC whether or not it is treated as a QEF. For example, under Section 1298(b)(6) of the Code, a U.S. shareholder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations hereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. persons who are shareholders of GenSci are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in GenSci.

CONTROLLED FOREIGN CORPORATION

If more than 50% of the voting power of all classes of stock or the total value of the stock of GenSci is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of GenSci or the total value of the stock of ("United States shareholder"), GenSci could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata shares of "Subpart F income" (as specially defined by the Code) of GenSci and GenSci's earnings invested in U.S. property. In addition, under Section 1248 of the Code, gain from the sale or exchange of common shares of GenSci by a U.S. person who is or was a United States shareholder (as defined in the Code) a holder of common shares of GenSci who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of GenSci attributable to the stock sold or exchanged.

Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the holders of common shares of GenSci, a more detailed review of these rules is outside of the scope of this discussion.

INFORMATION REPORTING AND BACKUP WITHHOLDING

In general, information reporting requirements will apply to any payments of dividends in respect of the common shares and proceeds received on the disposition of the common shares, and proceeds received on the disposition of the common shares, paid within the United States (and in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients (such as corporations), and 31% backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or is otherwise subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENTS BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

GenSci Regeneration Sciences Inc., Suite 1000, 1235 Bay Street, Toronto, Ontario, Canada, M5R 3K4

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN EXCHANGE

A majority of the Company's revenue and operating expenses is denominated in U.S. dollars. The Company's financial statements are reported in Canadian currency and are subject to fluctuations in exchange rates between the Canadian and the U.S. dollar.

INFLATION

The Company does not believe its operations have been materially impacted by inflation.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITITES

None.

PART II

ITEM 13 - DEFAULTS, DIVIDENDS ARREARAGES AND DELIQUENCIES

None.

     ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 - CONTROLS AND PROCEDURES

The Company's principal executive officer and principal financial officer have evaluated the effectiveness of the disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) of the Company as of a date within 90 days prior to the filing date of this annual report. Based on such evaluation, the conclusion of such officers is that such controls and procedures are effective to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within the Company and its consolidated subsidiaries, particularly during the period in which this annual report is being prepared.

During and after such evaluation, there were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16 - RESERVED

PART III

ITEM 17 - FINANCIAL STATEMENTS

See the Consolidated Financial Statements and Exhibits listed as Item 17 hereof and filed as part of this Annual Report.

These financial statements were prepared in accordance with generally accepted accounting principles in Canada and are expressed in Canadian dollars. Such financial statements have been reconciled to United States generally accepted accounting principles (see Note 17 therein). For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see Item 3.A of this Annual Report.

ITEM 18 - FINANCIAL STATEMENTS

Not applicable

ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS

(a)  Consolidated Financial Statements

F-1. Auditors' Report.

F-2. Consolidated Balance Sheets as at December 31, 2001 and December 31, 2000.

F-3. Consolidated Statements of Loss and Deficit for the year ended December 31,
     2001, December 31, 2000 and December 31, 1999.

F-4. Consolidated Statements of Changes in Financial Position for the year ended
     December 31, 2001, December 31, 2000 and December 31, 1999.

F-5. Notes to Consolidated Financial Statements

F-26. Schedule II - Valuation and Qualifying Accounts

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated at Irvine, California, this 15th day of May, 2003.

                        GENSCI REGENERATION SCIENCES INC.


                                                 By: /s/ Peter B. Ludlum
                                                     --------------------
                                                 Peter B. Ludlum
                                                 Chief Financial Officer

                                 CERTIFICATIONS

I, Douglass C. Watson, President and Chief Executive Officer of the registrant, certify that: I have reviewed this annual report on Form 20-F of GenSci Regeneration Sciences Inc.;

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report; The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

                  a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

                  b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

                  c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

                  a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

                  b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  May 15, 2003         /s/ Douglass C. Watson
                            -------------------------------------------------
                                           Douglass C. Watson
                                 President and Chief Executive Officer

                                 CERTIFICATIONS

I, Peter B. Ludlum, Vice President and Chief Financial Officer of the registrant, certify that: I have reviewed this annual report on Form 20-F of GenSci Regeneration Sciences Inc.;

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report; The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

                  a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

                  b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

                  c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

                  a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

                  b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  May 15, 2003            /s/ Peter B. Ludlum
                               -------------------------------------------------
                                               Peter B. Ludlum
                                  Vice President and Chief Financial Officer

                                AUDITORS' REPORT

To the Board of Directors of
GENSCI REGENERATION SCIENCES INC.

We have audited the consolidated balance sheets of GenSci Regeneration Sciences Inc. as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2002. Out audits also included the financial statement schedule listed in Item 19. These financial statements and the accompanying financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statements schedule based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles. Also, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth herein. As required by the Companies Act (British Columbia) we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year, except for the change in the methods of accounting for goodwill and intangible assets and accounting for stock options and other stock-based compensation as explained in note 4 to the consolidated financial statements.


Toronto, Canada,                                    /s/ Ernst & Young LLP
                                                   ----------------------
April 18, 2003.                                    Chartered Accountants


              COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S.
                              REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph [following the opinion paragraph] when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 2 to the consolidated financial statements. Our report to the shareholders dated April 18, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.



Toronto, Canada,                                    /s/ Ernst & Young LLP
                                                    ----------------------
April 18, 2003.                                     Chartered Accountants

GENSCI REGENERATION SCIENCES INC.
Incorporated under the laws of British Columbia

                           CONSOLIDATED BALANCE SHEETS
                              [in Canadian dollars]
   [See note 2 - Bankruptcy proceedings, going concern and subsequent events]



As at December 31
                                                                          2002               2001
                                                                            $                  $
----------------------------------------------------------------------------------------------------

ASSETS
CURRENT
Cash and cash equivalents [note 5]                                     3,282,836        1,094,387
Short-term investments [note 5]                                           90,000               --
Restricted cash [note 13[a]]                                                  --           79,368
Accounts receivable, net of allowance for doubtful
   accounts of $166,387 [2001 - $497,962]                              3,846,821        4,901,497
Other receivable [note 11]                                               175,000          900,000
Processing costs and inventory, net of provision
   of $867,680 [2001 - $1,775,972]                                     6,085,960        7,331,868
Prepaid expenses and deposits                                            879,175          345,582
----------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                  14,359,792       14,652,702
----------------------------------------------------------------------------------------------------
Restricted cash [note 15]                                                856,534               --
Capital assets, net [note 6]                                           1,379,834        1,535,065
Goodwill                                                                 469,828          469,828
Intangible assets, net [note 7]                                          142,402          957,886
-------------------------------------------------------------------------------------------------
                                                                      17,208,390       17,615,481
====================================================================================================
LIABILITIES AND SHAREHOLDERS' DEFICIENCY
LIABILITIES NOT SUBJECT TO COMPROMISE
CURRENT
Accounts payable and accrued liabilities                               3,648,788        1,671,561
Current portion of obligations under capital leases [note 13[b]]         126,600          218,390
----------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES NOT SUBJECT TO COMPROMISE                    3,775,388        1,889,951
Current liabilities subject to compromise [note 8]                    32,627,785       31,543,310
Obligations under capital leases [note 13[b]]                                 --          127,820
----------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                     36,403,173       33,561,081
----------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES [NOTES 13 AND 15]

SHAREHOLDERS' DEFICIENCY
Capital stock [note 9]
   Authorized
     100,000,000 common shares
     100,000,000 preferred shares
   Issued and outstanding
     52,574,459 common shares                                       80,846,320         80,846,320
Contributed surplus [note 10]                                        4,434,549                 --
Deficit                                                           (105,454,613)       (97,630,903)
Cumulative translation account                                         978,961            838,983
----------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' DEFICIENCY                                     (19,194,783)       (15,945,600)
----------------------------------------------------------------------------------------------------
                                                                    17,208,390         17,615,481
====================================================================================================


See accompanying notes

On behalf of the Board:             Signed by                       Signed by

                                 Robert Bechard                  James S. Trotman, MD

                  Director, Chairman of the Audit Committee    Chairman of the Board

GenSci Regeneration Sciences Inc.


                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                              [in Canadian dollars]


                                                                 YEARS ENDED DECEMBER 31,
                                                          2002              2001             2000
                                                            $                $                 $
-------------------------------------------------------------------------------------------------------
REVENUES                                            34,481,612        40,444,833       45,827,426
-------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Cost of sales                                       11,743,981        15,870,114       14,144,268
Marketing, general and administrative               19,091,593        31,281,351       30,174,661
Research and development                             3,406,232         4,187,176        2,744,708
-------------------------------------------------------------------------------------------------------
                                                    34,241,806        51,338,641       47,063,637
-------------------------------------------------------------------------------------------------------
Income (loss) before the following                     239,806       (10,893,808)      (1,236,211)

Interest income                                         30,940           205,909          538,065
Interest expense                                       (44,119)          (16,493)              --
Amortization                                          (959,819)       (1,089,598)      (1,381,968)
Reorganization costs [note 8]                       (1,356,428)               --               --
Write-down of intangible assets [note 7]              (457,955)       (1,470,578)              --
Reserve for litigation verdict [note 15]            (1,705,265)      (23,098,189)              --
-------------------------------------------------------------------------------------------------------
Loss from continuing operations                     (4,252,840)      (36,362,757)      (2,080,114)
Gain (loss) from discontinued operations [note 11]     415,000          (596,928)      (4,928,623)
-------------------------------------------------------------------------------------------------------
NET LOSS FOR THE YEAR                               (3,837,840)      (36,959,685)      (7,008,737)

Deficit, beginning of year                         (97,630,903)      (60,671,218)     (53,662,481)
-------------------------------------------------------------------------------------------------------
Adjustment for change in
   accounting policy [note 4[b]]                    (3,985,870)               --               --
-------------------------------------------------------------------------------------------------------
DEFICIT, END OF YEAR                              (105,454,613)      (97,630,903)     (60,671,218)
=======================================================================================================
BASIC AND DILUTED LOSS PER SHARE
From continuing operations                               (0.08)           (0.69)            (0.04)
From discontinued operations                              0.01            (0.01)            (0.11)
-------------------------------------------------------------------------------------------------------
NET LOSS PER SHARE                                       (0.07)           (0.70)            (0.15)
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Weighted average number of common shares
   outstanding                                      52,574,459        52,574,459       47,443,142
=======================================================================================================

See accompanying notes
                                       F-3

GenSci Regeneration Sciences Inc.


                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                              [in Canadian dollars]


                                                                 YEARS ENDED DECEMBER 31,
                                                          2002              2001             2000
                                                            $                $                 $
---------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Loss from continuing operations                     (4,252,840)      (36,362,757)      (2,080,114)
Add (deduct) items not involving cash
   Amortization                                        959,819         1,089,598        1,381,968
   Write-down of intangible assets                     457,955         1,470,578               --
   Stock-based compensation                            448,679                --               --
   Other                                                34,130            17,047           (1,309)
   Accrued litigation claim                          1,705,265        23,098,189               --
---------------------------------------------------------------------------------------------------------
                                                      (646,992)      (10,687,345)        (699,455)
Net change in non-cash working capital balances related
   to continuing operations [note 16]                3,411,094         2,048,898       (4,809,756)
---------------------------------------------------------------------------------------------------------
Cash provided by (used in) operating activities      2,764,102        (8,638,447)      (5,509,211)
---------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Restricted cash                                       (848,674)               --               --
Purchase of short-term investments                     (90,000)               --          (16,000)
Sale of short-term investments                              --           516,000               --
Purchase of capital assets                            (501,230)         (313,083)      (1,167,943)
Acquisition of technology                                   --                --         (384,000)
---------------------------------------------------------------------------------------------------------
Cash provided by (used in) investing activities     (1,439,904)          202,917       (1,567,943)
---------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Issuance of common shares, net                              --                --       13,970,523
Proceeds from capital lease financing                       --           373,267               --
Repayment of capital lease debt                       (215,801)          (30,166)              --
Proceeds from line of credit                                --         1,448,845               --
Repayment of line of credit                                 --        (1,448,845)              --
Costs of financing                                          --                --         (271,931)
---------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES       (215,801)          343,101       13,698,592
---------------------------------------------------------------------------------------------------------

Foreign exchange gain (loss) on cash held in
   foreign currency                                    (59,948)          (12,920)           1,674
---------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash from
Continuing operations                                1,048,449        (8,105,349)       6,623,112
Discontinued operations [note 11]                    1,140,000          (707,889)      (1,356,505)
---------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
   DURING THE YEAR                                   2,188,449        (8,813,238)       5,266,607
Cash and cash equivalents, beginning of year         1,094,387         9,907,625        4,641,018
---------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year               3,282,836         1,094,387        9,907,625
---------------------------------------------------------------------------------------------------------

See accompanying notes

GENSCI REGENERATION SCIENCES INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [in Canadian dollars, except where otherwise noted]
                                December 31, 2002


1. NATURE OF BUSINESS

GenSci Regeneration Sciences Inc. ["GenSci" or collectively with one or more of its subsidiaries, the "Company"] is a publicly traded company whose shares are listed on the Toronto Stock Exchange ["TSX" -GNS] and trade over the counter in the United States. Corporate headquarters are located in Toronto, Canada with subsidiaries based in Irvine, California and Montreal, Canada.

The Company provides surgeons with biologically-based products for bone repair and regeneration. Through its subsidiaries, the Company develops, manufactures and markets its products for orthopedics, neurosurgery and oral maxillofacial surgery. The Company is focused on increasing the efficacy and safety of orthobiologic materials and developing innovative products to promote the body's natural ability to repair and regenerate musculoskeletal tissue.

2. BANKRUPTCY PROCEEDINGS, GOING CONCERN AND SUBSEQUENT EVENTS

On December 20, 2001 [the "Petition Date"], GenSci and its U.S. subsidiary, GenSci OrthoBiologics, Inc. ["GenSci OrthoBiologics"] collectively referred to as the "Debtors", voluntarily filed petitions for relief under Chapter 11 of the U.S. Bankruptcy Code ["Chapter 11"] in the U.S. Bankruptcy Court Central District of California, Santa Ana Division [the "Bankruptcy Court"]. The Debtors elected to take this action as a result of the verdicts in the patent litigation proceedings as described in note 15.

The Debtors are presently operating their businesses under bankruptcy protection as debtors-in-possession. The bankruptcy proceedings of the Debtors are being jointly administered for procedural purposes, but are not substantively consolidated. Substantially all the assets and liabilities of the Company are involved in the Bankruptcy proceedings.

Under the provisions of Chapter 11, the Company is required to present, to the Bankruptcy Court, a plan of reorganization setting out the terms of the restructure of its obligations. The Plan of Reorganization was filed with the Bankruptcy Court on April 18, 2003 with a Disclosure Statement hearing scheduled for May 30, 2003. The submitted plan proposes the following treatment:

(g)  Shareholders   shall  retain  their   interests  in  the  Debtors  and  are
     unimpaired.

(h) Allowed Secured Claims in the amount of U.S.$28,976 shall be paid under their original terms in the ordinary course of business.

(i) Allowed Priority Claims in the amount of U.S.$98,832 are to be paid in deferred cash payments in equal semi-annual installments over a period not exceeding six years, plus simple interest, at the Federal Judgment Rate, from a date selected by the Debtors that is no later than sixty (60) days after the date of confirmation of the Plan of Reorganization by the Bankruptcy Court [the "Effective Date"] on the unpaid balance.

(j)  All   Claim(s)  of   Osteotech   Inc.   ["Osteotech"]   in  the  amount  of
     U.S.$7,500,000 are covered by the proposed, and not yet finalized, Settlement Agreement which calls for payment of U.S.$7.5 million of which Osteotech will receive an initial payment of $1 million on, or about, the Effective Date of the Company's Plan of Reorganization, and the remaining U.S.$6.5 million will be paid in twenty consecutive quarterly payments of U.S.$325,000 per quarter plus simple interest payable at the Federal Judgment Rate, capped for purposes of future interest payments at 3% per annum. The U.S.$6.5 shall be secured as follows: the first U.S.$5 million in quarterly payments shall be secured by a letter of credit or other security and the last U.S.$1.5 million will be secured by a junior lien on the assets of

     GenSci   OrthoBiologics,   subordinated   to  liens   granted   by   GenSci
     OrthoBiologics to secure indebtedness from commercial and/or institutional lenders [see note 15].

(k) Administrative Convenience Class [Allowed Unsecured Claims of U.S.$6,000 or less] in the amount of U.S.$110,009 shall be entitled to a distribution of one hundred percent [100%] of their respective Allowed Claims, within 120 days after the Effective Date with simple interest accruing, at the Federal Judgment Rate, from and after the Effective Date.

(l)  Allowed   Unsecured  Claims  of  unsecured   creditors  in  the  amount  of
     U.S.$6,694,784 have been given two options:

  Option A:    Creditors  shall be  entitled  to a  distribution  of one hundred percent [100%] of their respective Allowed Claims, with simple interest accruing, at the Federal Judgment Rate, from and after the Effective Date. Distribution shall be in twenty [20] equal quarterly installments payable over five [5] years commencing on the later [i] of the 60th day after the Effective Date or [ii] if such Claim is Disputed, such quarterly installments referenced above shall commence on the tenth [10th] Business Day after the entry of a Final Order allowing the Claim, or [iii] such other time or times as may be agreed to by the holder of such Claim and the Debtors. Debtors shall retain any and all rights to object to such claims, and/or to assert any setoff or counter claim thereto. A 10% per annum discount [not to exceed a 20% total discount] will apply to distributions paid off in full at the sole discretion of the Debtors.

 Option B:     Creditors  shall have their claim fixed at a distribution  amount proposed by the Company [the "proposed  distribution amount"] set forth for each unsecured claim with simple interest accruing,  at the Federal  Judgment  Rate,  from and after the Effective  Date.
               Debtors  shall  waive  and  release  any right to object to their
               "proposed  distribution amount", or to assert any setoff thereto.
               A creditor  selecting  Payment  Option B shall be  entitled  to a distribution of the "proposed  distribution  amount" in eight [8]
               equal   quarterly   installments   payable  over  two  [2]  years
               commencing on the 60th or 120th day after the Effective Date. The total amount proposed by the Company for all claims in this category is U.S.$2,194,248.

These consolidated financial statements have been prepared on the "going concern" basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There is substantial doubt about the Company's ability to continue as a going concern because of the Chapter 11 bankruptcy proceedings. Although the Company has filed a Plan of Reorganization with the Bankruptcy Court, there can be no assurance that the Company will successfully receive Court approval and meet other conditions necessary to emerge from bankruptcy. In addition, the Company has incurred significant losses during the last three years and has a shareholders' deficiency of $19,194,783 as at December 31, 2002. As such, the realization of the Company's assets and discharge of its liabilities is subject to significant uncertainty.

The Company's ability to continue as a going concern is dependent upon continued protection by the Bankruptcy Court, confirmation of the Plan of Reorganization, emergence from bankruptcy, achieving and maintaining profitable operations and obtaining additional financing. The outcome of these matters cannot be predicted at this time. The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business. Such adjustments could be material.

3. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ["Canadian GAAP"] and are stated in Canadian dollars. These principles are also in conformity in all material respects with United States generally accepted accounting principles ["U.S. GAAP"] except as described in note 18 to the consolidated financial statements. The most significant accounting policies are as follows:

Principles of consolidation

These consolidated financial statements include the accounts of GenSci and its wholly-owned subsidiaries, GenSci Orthobiologics, a U.S. company, and Osteopharm Inc., a Canadian company, until disposed of on

December 15, 2002, and GenSci OCF Inc. ["GenSci OCF"], which is 60% [2001 - 60%] owned by the Company.

All significant intercompany balances and transactions, including profits in inventories, have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts could differ from those estimates.

Cash and cash equivalents and short-term investments

Cash and cash equivalents consist of all bank accounts and highly liquid investments with original maturities of less than ninety days at the time of purchase.

Short-term investments are temporary investments with original maturities greater than ninety days at the time of purchase.

Processing costs and inventory

Processing costs relate to the processing of human tissue. Inventory consists of packaging supplies. Processing costs and inventory are recorded at the lower of average cost and estimated net realizable value.

Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis designed to amortize the cost of the assets over their estimated useful lives as follows:

Laboratory machinery and equipment               5 years
Leasehold improvements                           over the term of the lease
Computer equipment                               3 to 5 years
Office equipment                                 3 to 5 years

Assets under construction are not amortized until put into use.

Goodwill and intangible assets

Effective  January 1, 2002,  the  Company  adopted  The  Canadian  Institute  of
Chartered Accountants Handbook Section 3062 - Goodwill and Other Intangible Assets ["Section 3062"], see note 4 [a].

Goodwill represents the excess of the consideration paid over the fair market value of the identifiable net assets acquired at the dates of acquisition of GenSci's subsidiaries. The Company performs an annual impairment test to ascertain whether or not a decline in the carrying value of any recorded goodwill balances should be recognized. The Company compares the carrying values of its reporting units to their fair values. If the carrying value exceeds the fair value for any of its reporting units, the goodwill of the reporting unit is potentially impaired. In order to determine if such potential impairment exists, the Company compares the carrying amount of goodwill of the reporting unit to its implied fair value. If the implied fair value of goodwill is less than the carrying value the Company recognizes an impairment loss equal to the difference. Such an impairment loss would be charged to earnings.

Intangible assets include patents and technology costs which are recorded at cost less accumulated amortization.

The cost of patents is amortized on a straight-line basis over a period of between fifteen to seventeen years.

Technology represents consideration paid for purchased technology pursuant to acquisitions and acquisitions of licenses to use technology. Such costs are amortized on a straight-line basis over the estimated useful lives of the assets over a period of between three and fifteen years.

The Company continually evaluates on an ongoing basis the carrying value of all intangibles for potential permanent impairment by comparing the carrying value of these intangible assets to the estimated undiscounted future net cash flows to be generated by the related asset. If impairment exists, a provision for the difference between the carrying value and estimated undiscounted cash flows to be generated by the related assets is recorded through earnings in the year that such impairment became evident.

RESEARCH AND DEVELOPMENT COSTS

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a project meets generally accepted accounting criteria for deferral and amortization. Deferred development costs include direct materials, labour and overhead expenses. Deferred development costs are amortized on a straight-line basis over five years. No development costs were deferred as at December 31, 2002 and 2001.

REVENUE RECOGNITION

The Company derives revenue from the sale of products used in surgery. Revenue from product sales is recognized when title to the products has passed and there has been a transfer of significant risks and rewards of ownership, which is generally at the time products are delivered to the Company's customers.

FOREIGN CURRENCY TRANSLATION

GenSci's U.S. subsidiary is considered a self-sustaining foreign operation and its accounts are translated using the current rate method. Under this method, the assets and liabilities are translated at the rates of exchange in effect at the consolidated balance sheet dates. Revenue and expenses are translated at the average exchange rate during the year. Unrealized gains and losses arising on translation are charged to the cumulative translation account, a separate component of shareholders' deficiency.

The Company's monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the rates of exchange in effect at the consolidated balance sheet dates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. Exchange gains or losses resulting from translation are included in net loss for the year.

INCOME TAXES

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the years in which the future income tax assets or liabilities are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

STOCK-BASED COMPENSATION

Effective January 1, 2002, the Company adopted The Canadian Institute of Chartered Accountants Handbook Section 3870 - Stock-Based Compensation and Other Stock-Based Payments ["Section 3870"], see note 4 [b].

The Company has a stock option plan, which is described in note 9[d]. Under the Company's stock option plan, all stock options granted can be exercised as stock appreciation rights. The Company accounts for its employee, director and consultant grants under this plan in accordance with the fair value-based method of accounting for stock-based compensation.

Compensation expense is determined as of the date of the grant and is then recognized on a consistent basis over the vesting period of the options as an increase to compensation expense and contributed surplus. When the options are exercised, the proceeds received by the Company, together with the amount in contributed surplus, will be credited to common share capital. The Company estimates the fair value of a stock option using the Black-Scholes option pricing model.

The Black-Scholes model, used by the Company to calculate option values, as well as other accepted valuation models were developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require four highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company's stock option awards.

LOSS PER SHARE

Basic loss per share has been determined by dividing net loss [the numerator] by the weighted average number of common shares outstanding [the denominator] during the year. Diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method. The computation of diluted loss per share does not include stock options and warrants with dilutive potential that would have an anti-dilutive effect on loss per share. Therefore stock options and share purchase warrants are excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share.

4. CHANGES IN ACCOUNTING POLICIES

[a] GOODWILL AND INTANGIBLE ASSETS

Effective  January 1, 2002,  the Company has adopted The  Canadian  Institute of
Chartered   Accountants  issued  Handbook  Section  3062,  "Goodwill  and  Other
Intangible Assets" [" Section 3062"].

Previously, goodwill was amortized on a straight-line basis over the estimated useful life of the asset over a period of seven years. In addition, the Company would evaluate on an ongoing basis the carrying value of goodwill for potential permanent impairment by comparing the carrying value of goodwill to the estimated related undiscounted future net cash flows. Any permanent impairment in the value of goodwill was written off against earnings in the year that such impairment became evident.

Section 3062 changed the accounting for goodwill and intangible assets with an indefinite life from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, and amortization of intangibles with an indefinite life, ceased upon adoption of Section 3062. Upon adoption of Section 3062, the Company determined that it has no intangible assets of indefinite life. As of January 1, 2002, entities are required to perform a transitional test to ascertain whether or not they should recognize a decline in the carrying value of any recorded goodwill balances as at that date. Impairment tests are required to be re-performed on at least an annual basis and any subsequent impairment provisions would be charged to income.

The Company completed a transitional impairment test to identify if there was potential impairment to the goodwill as at January 1, 2002. To determine the amount of the impairment at January 1, 2002, the Company used the fair value methodology based on budget information to generate representative values of the future cash flows attributable to its reporting unit. This differs from the undiscounted cash flow methodology utilized by the Company to assess recoverability of goodwill in prior years. The Company determined that no impairment in the value of goodwill has occurred.

The Company has selected December 31 as the date it will perform its annual impairment test, and has determined that there was no impairment of goodwill as at December 31, 2002.

As required under Section 3062, this change was adopted January 1, 2002 with no restatement of prior period amounts.

The following outlines the net loss and basic and diluted loss per share impact that these changes would have had on the year of initial application and prior years ended December 31:

                                                          2002              2001             2000
                                                            $                $                 $
----------------------------------------------------------------------------------------------------------------
Reported net loss                                   (3,837,840)      (36,959,685)      (7,008,737)
Amortization of goodwill                                    --            81,082          121,418
Related income tax effect                                   --                --               --
----------------------------------------------------------------------------------------------------------------
Adjusted net loss                                   (3,837,840)      (36,878,603)      (6,887,319)
================================================================================================================
Adjusted basic and diluted loss per share                (0.07)           (0.70)            (0.15)
================================================================================================================

[b] STOCK OPTIONS AND OTHER STOCK-BASED COMPENSATION

Effective  January 1, 2002,  the Company has adopted The  Canadian  Institute of
Chartered Accountants issued Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" ["Section 3870"].

Previously, no compensation expense was recognized for stock options and stock appreciation rights issued to employees, directors and consultants.

Section 3870 requires entities to measure stock appreciation rights that call for settlement by the issuance of equity instruments and present them as equity. Under the Company's stock option plan, described in note 9[d], all stock options granted can be exercised as stock appreciation rights. As permitted under
Section 3870, the Company elected to measure and recognize stock appreciation rights based on the fair value of the equity instrument. Accordingly, compensation expense is determined as of the date of the grant and is then recognized on a consistent basis over the vesting period of the options as an increase to compensation expense and contributed surplus. When the options are exercised, the proceeds received by the Company, together with the amount in contributed surplus, will be credited to common share capital. The Company estimates the fair value of a stock option using the Black-Scholes option pricing model.

The impact of this change in accounting policy is detailed below:

Section 3870, requires that the cumulative amount relating to stock appreciation rights outstanding at the beginning of the fiscal year of adoption be charged to the opening retained earnings for that fiscal year, without restatement of prior periods presented. Accordingly, the Company charged $3,985,870 to the deficit at January 1, 2002 and an increase in contributed surplus of $3,985,870.

The fair value of the options granted was estimated as of the date of grant using the Black-Scholes option pricing model. The weighted average assumptions for stock appreciation rights issued prior to January 1, 2002 were as follows: risk free interest rate of 4.72%, expected dividend yield of nil, expected volatility of 0.93 and expected option life of 4.87 years.

Other  effects  of  the  change  in  accounting   policy  were  an  increase  in
compensation expense, contributed surplus and net loss for the year of $448,679 and an increase in loss per share of $0.01.

5. CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash and cash equivalents include $2,976,708 [2001 - $917,807] denominated in U.S. dollars.

Short-term investments are comprised of $90,000 [2001 - nil] invested in a Guaranteed Investment Certificate ["GIC"]. This GIC earns interest at 2.25% per annum and matures in October 2003.

During 2001, GenSci Orthobiologics arranged a line of credit in the form of an accounts receivable factoring facility permitting the subsidiary to transfer its accounts receivable to its bank within specified limits, with a maximum amount available of U.S. $1 million. The line was secured by a general security agreement and a floating charge on certain assets of the Company. The interest rate associated with this line was 18% per annum. During 2001, the Company utilized the line of credit, however, prior to the filing for Chapter 11, the line of credit was closed and paid off in full.

6. CAPITAL ASSETS

Capital assets consist of the following:
                                                2002               2001
                                                  $                  $
------------------------------------------------------------------------------

Cost
Laboratory machinery and equipment         1,438,797        1,301,566
Leasehold improvements                       392,294          357,633
Computer equipment                           967,157          945,291
Office equipment                             228,450          228,731
Assets under construction                    275,752           29,204
------------------------------------------------------------------------------
                                           3,302,450        2,862,425
------------------------------------------------------------------------------

Accumulated amortization
Laboratory machinery and equipment           753,911          539,159
Leasehold improvements                       269,433          189,581
Computer equipment                           727,721          465,424
Office equipment                             171,551          133,196
------------------------------------------------------------------------------
                                           1,922,616        1,327,360
------------------------------------------------------------------------------
Net book value                             1,379,834        1,535,065
==============================================================================

The Company has pledged $422,667 of laboratory machinery and equipment as collateral under the terms of capital leases, with a cost of $631,703 [2001 - $637,790] and related accumulated amortization of $209,036 [2001 - $50,967].

7. INTANGIBLE ASSETS

Amortized intangible assets consist of the following:




                                                     2002                           2001
                                            ----------------------         ----------------------
                                                       ACCUMULATED                    ACCUMULATED
                                             COST     AMORTIZATION         COST      AMORTIZATION
                                               $            $                $                $
---------------------------------------------------------------------------------------------------

Patent costs                             1,752,388       1,609,986       1,759,815      1,223,507
Technology costs                         4,690,791       4,690,791       6,080,791      5,659,213
---------------------------------------------------------------------------------------------------
                                         6,443,179       6,300,777       7,840,606      6,882,720
Less accumulated amortization            6,300,777                       6,882,720
---------------------------------------------------------------------------------------------------
Net book value                             142,402                         957,886
---------------------------------------------------------------------------------------------------

[a] Patent costs include $175,000 of patent costs related to a craniofacial small bone fixation system. During 2002, the Company abandoned plans to develop a medical product related to this patent. Accordingly, the unamortized balance of this patent cost of $142,402 has suffered impairment in value and was written off in 2002.

[b] On July 2, 1998, the Company amended the terms of a royalty agreement in respect of certain of the Company's products. In return for amending the royalty rate on sales of certain of the Company's products from 5% to 2.5%, retroactive to January 1, 1998, the Company agreed to issue 250,000 common shares. The Company recorded as technology an amount of $572,500 in respect of the 250,000 common shares determined using the trading price of the Company's common shares at the time of the agreement. These common shares were issued in 1999. In addition, the Company granted 250,000 common share purchase warrants exercisable into 250,000 common shares with an exercise price of $1.89 per share until December 9, 2003, and granted 250,000 common share options on December 9, 1999, which are exercisable for a period of five years at an exercise price of $1.00 per share, the market value of the Company's common shares at that date. Due to the discontinuation of certain products, the remaining unamortized balance of $315,553 was determined to have suffered an impairment and was written off in 2002.

[c] On July 9, 1998, the Company was granted an option, which it exercised on March 15, 1999, to acquire an exclusive license for certain patents and patent applications from McGill University ["McGill"]. The consideration for the option was a payment of $200,000 and the issuance of 500,000 common shares of the Company. The payment was made and the shares were issued during 1999. In 1999, the Company recorded as technology an amount of $1,390,000 in respect of the 500,000 common shares, determined using the trading price of the Company's common shares at the time of the agreement and $200,000 representing the cash obligation. During 2001, the Company determined that the unamortized balance of the McGill capitalized technology of $1,076,178 had suffered an impairment in value due to the Chapter 11 proceedings and the Company plans to focus its current resources on near-to-market opportunities. Accordingly, the unamortized balance of $1,076,178 was written off in 2001. In 2002, the Company lost the right to license this technology. Accordingly the cost and related accumulated depreciation of $1,390,000 were removed from the records.

[d] During 2000, the Company capitalized $384,000 in technology costs paid to a third party to develop a new medical product. During 2001, the Company had not commercialized the medical product and, therefore, fully expensed the costs during fiscal 2001.

The remaining weighted average amortization period for patents is 14 years.

The amortization expense for the year ended December 31, 2002 was $331,338. The estimated amortization expense for the next five years and thereafter is approximately as follows:

                                  $
-------------------------------------------------------

     2003                          10,294
     2004                          10,294
     2005                          10,294
     2006                          10,294
     2007 and thereafter          101,226
-------------------------------------------------------
                                  142,402
-------------------------------------------------------

8. LIABILITIES SUBJECT TO COMPROMISE

In the Chapter 11 proceedings, substantially all unsecured liabilities of the Debtors as of the Petition Date are subject to compromise or other treatment under a plan of reorganization to be confirmed by the Bankruptcy Courts after submission to a required vote and approval by affected parties. For financial reporting purposes, those liabilities and obligations whose treatment and satisfaction are dependent on the outcome of the Chapter 11 proceedings have been segregated and classified as liabilities subject to compromise in the consolidated financial statements. Generally, all actions to enforce or otherwise effect repayment of pre-Petition Date liabilities as well as all pending litigation against the Debtors are stayed while the Debtors continue their business operations as debtors-in-possession. The Bar Date was May 13, 2002, which was the last date by which claims against the Company had to be filed in the U.S. Bankruptcy Court if the claimants wished to receive any distribution in the Chapter 11 proceedings.

Differences between amounts shown by the Debtors and claims filed by creditors will be investigated and either amicably resolved, adjudicated before the Bankruptcy Courts, or resolved through other resolution processes. The ultimate amount of payment or settlement terms on any allowed claims is subject to a confirmed plan of reorganization and, accordingly, is not presently determinable.

Under the U.S. Bankruptcy Code, the Debtors may elect to assume or reject unexpired leases, employment contracts, service contracts and other pre-Petition Date executory contracts, subject to U.S. Bankruptcy Court approval including those described in note 13. Liabilities related to executory contracts assumed by the Debtors are recorded as liabilities not subject to compromise because they are entitled to administrative priority. If a contract or lease is rejected, liabilities thereunder are deemed to be pre-Petition Date, general unsecured claims and are subject to the payment terms in a confirmed Chapter 11 plan. Claims for damages resulting from the rejection, after May 13, 2002, of executory contracts will be subject to separate bar dates. The Debtors have reviewed all executory contracts for assumption or rejection.

Obligations classified as liabilities subject to compromise under the reorganization proceedings in total may vary significantly from the stated amount of proofs of claim that are filed with the Bankruptcy Courts, and may be subject to future adjustment depending on Bankruptcy Court action, further developments with respect to potential disputed claims or other events. Additional claims may also arise from the rejection of executory contracts by the Debtors.

Litigation claims against GenSci and GenSci OrthoBiologics as of December 20, 2001 and any additional liabilities related thereto will be subject to compromise. The principal categories of obligations classified as liabilities subject to compromise under the reorganization proceedings are as follows:
\
                                                         2002               2001
                                                           $                  $
--------------------------------------------------------------------------------

Accounts payable and accrued liabilities              7,817,552        8,222,572
Accrued post-petition litigation claim [note 15]      1,712,044               --
Accrued litigation claim [note 15]                   23,098,189       23,320,738
--------------------------------------------------------------------------------
                                                     32,627,785       31,543,310
================================================================================

As a result of the Chapter 11 filing, no payments will be made on most pre-Petition Date debt obligations without Bankruptcy Court approval or until a plan of reorganization providing for the repayment terms has been submitted to any required vote and approval of affected parties, has been confirmed by the Bankruptcy Courts and has become effective.

Reorganization costs were $1,356,428 [2001 - nil; 2000 - nil] and were comprised of the Company's legal costs related to Chapter 11, legal costs of the Creditors Committee and administrative fees payable to the U.S. Trustee' Office.

9. CAPITAL STOCK

[a]  Authorized

     100,000,000 common shares without par value.
     100,000,000 preferred shares.

     The preferred shares are non-voting, issuable in series, having such specific dividend, redemption and other rights as may be determined by the Board of Directors at the time of the creation of the series. The preferred shares shall have priority over the holders of the common shares with respect to the payment of dividends and distribution of assets on the dissolution, liquidation or wind-up of the Company. Subject to special rights and restrictions attached to a particular series, the preferred shares are redeemable and retractable and may be purchased for cancellation by the Company.

[b] Issued and outstanding - common shares



                                                                            #                  $
----------------------------------------------------------------------------------------------------
     Balance, December 31, 1999                                       42,136,864       67,147,728
     Pursuant to stock appreciation rights                                39,964               --
     Pursuant to exercise of Special warrants, net [note 9[c]]        10,344,828       13,603,069
     For cash
       Pursuant to exercise of stock options                              52,803           95,523
----------------------------------------------------------------------------------------------------
     Balance, December 31, 2000, 2001 and 2002                        52,574,459       80,846,320
----------------------------------------------------------------------------------------------------

[c]  Special warrants

     Pursuant to an Agency Agreement dated February 25, 2000, the Company completed a private placement of 10,344,828 Special warrants at $1.45 each, for gross proceeds of $15,000,000. Each Special warrant was exercisable at no additional cost into one common share. The agents were granted 517,241 agents' warrants to purchase one common share at a price of $1.60 per common share which expired, unexercised, on February 26, 2001.

     On March 1, 2000, the Company received $2,625,000 representing 25% of the gross proceeds, net of agents' fees of $1,050,000 and agent's legal costs of $75,000. On June 29, 2000, having satisfied the conditions on which the net proceeds of the Special warrants would be released from escrow, the proceeds of $11,250,000 plus accrued interest were released to the Company. The difference between the total net proceeds of $13,875,000, which were released to the Company, and the $13,603,069 recorded as Special warrants represents additional expenses of the offering. On June 29, 2000, the 10,344,828 Special warrants were exchanged for 10,344,828 common shares of the Company.

 [d] Stock options

     [i] On May 9, 1997,  the  shareholders  approved a stock  option  plan [the
         "1997 Plan"] for employees, directors and consultants. Under the 1997 Plan, as amended, the Company may grant options for up to 4,100,000 common shares. During 2000, the shareholders approved an additional 1,200,000 common shares to be reserved for issuance, bringing the total to 5,300,000 common shares. The exercise price is determined by the Board of Directors, with such price not to be lower than the market price on the date of grant. An option's maximum term under the 1997 Plan is 10 years. Vesting of options is determined by the Board of Directors, and is one-third at the time of grant, and one-third at each of the first and second anniversary of the grant date for options currently outstanding. The 1997 Plan also provides for the grant of stock appreciation rights, which allow the holder to receive, in stock, the difference between the exercise price and the fair value of the stock at the date of exercise. The stock appreciation right is not separate from the underlying stock option originally granted and is only an alternate method of exercising the stock option.

         At the Annual Shareholders Meeting of the Company on June 28, 2002, the 1997 Plan was amended whereby the exercise price of certain outstanding stock options issued under the 1997 Plan for which the current exercise price exceeded $0.40 was reduced to an exercise price of $0.40. Pursuant to Section 3870, incremental compensation expense in the amount of $171,080 was recognized as compensation expense in fiscal 2002 related to this repricing. As at December 31, 2002, 625,882 options remain available for grant under the 1997 Plan.

     [ii]A summary of the status of the 1997 Plan as at December 31, 2002 and the changes during the years ended on those dates is presented below:

                                                                                      Weighted
                                                                                       average
                                                                      Number       exercise price
                                                                    outstanding       per share
                                                                         #                $
--------------------------------------------------------------------------------------------------------
         Options outstanding, December 31, 1999                        4,095,666             1.76
         Granted                                                       1,017,500             1.12
         Exercised                                                       (76,033)            1.82
         Forfeited                                                      (150,633)            1.92
--------------------------------------------------------------------------------------------------------
         Options outstanding, December 31, 2000                        4,886,500             1.62
         Granted                                                         710,000             0.44
         Forfeited                                                      (920,500)            1.61
--------------------------------------------------------------------------------------------------------
         Options outstanding, December 31, 2001                        4,676,000             1.44
         Granted                                                       1,165,250             0.40
         Repriced - former price                                      (3,103,250)          (1.61)
         Repriced - amended price                                      3,103,250             0.40
         Expired                                                        (956,250)            1.44
         Forfeited                                                      (437,250)            0.40
--------------------------------------------------------------------------------------------------------
         Options outstanding, December 31, 2002                        4,447,750             0.40
--------------------------------------------------------------------------------------------------------

         The compensation expense related to the 1997 Plan for the year amounted to $277,599 of which $94,305 related to options granted during the year that was measured using the fair value of the options at the grant dates. The fair value of the options granted was estimated at the date of the grant using the Black-Scholes option pricing model. The weighted average assumptions for stock appreciation rights issued during 2002 were as follows: risk free interest rate of 3.91%, expected dividend yield of nil, expected volatility of 1.15, and expected option life of
         5.11 years.

         The weighted average fair value of options granted during the year was $0.17 per option.

         The following table summarizes information with respect to the 1997 Plan stock options outstanding at December 31, 2002:


                                      OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                                             WEIGHTED        WEIGHTED
                                              AVERAGE        AVERAGE
          EXERCISE            NUMBER         REMAINING      EXERCISE         NUMBER      EXERCISE
            PRICES          OUTSTANDING        LIFE           PRICE        EXERCISABLE     PRICE
               $                 #            [YEARS]           $               #            $
-------------------------------------------------------------------------------------------------------
             0.40            4,447,750         6.04           0.40         3,449,753         0.40
-------------------------------------------------------------------------------------------------------

[e]  Warrants

A summary of the status of the Company's share purchase warrants as at December 31, 2002 and changes during the years ended on those dates is presented below:



                                                                                      WEIGHTED
                                                                                       AVERAGE
PURCHASE WARRANTS                                                                  EXERCISE PRICE
                                                                            #             $
-------------------------------------------------------------------------------------------------------
Warrants outstanding, December 31, 1999                             11,333,332               2.93
Warrants issued [note 9[c]]                                            517,241               1.60
Warrants expired                                                    (9,433,332)              3.00
-------------------------------------------------------------------------------------------------------
Warrants outstanding, December 31, 2000                              2,417,241               2.61
Warrants issued [i]                                                    125,000               0.30
-------------------------------------------------------------------------------------------------------
Warrants expired                                                    (2,167,241)              2.53
Warrants outstanding, December 31, 2001 and 2002                       375,000               1.36
-------------------------------------------------------------------------------------------------------

[i] As part of the separation agreement with a former executive, the Company converted 722,500 options granted under the 1997 Plan into 125,000 warrants with an exercise price of $0.30 and a term of two years.

The following table summarizes information relating to the share purchase warrants outstanding and exercisable as at December 31, 2002:


                                                                                         WEIGHTED
                                                                                          AVERAGE
  EXERCISE                                                     NUMBER                    REMAINING
   PRICE                                                     OUTSTANDING                   LIFE
      $                                                           #                       [YEARS]
--------------------------------------------------------------------------------------------------------
1.89                                                            250,000                      0.94
0.30                                                            125,000                      0.60
--------------------------------------------------------------------------------------------------------
                                                                375,000                      0.83
========================================================================================================

10. CONTRIBUTED SURPLUS

Contributed surplus consists of the following:


                                                                          2002               2001
                                                                            $                  $
----------------------------------------------------------------------------------------------------
Balance, beginning of year                                                  --                --
Cumulative amount related to the fair value of stock
   options outstanding at the beginning of the year [note 4[b]]      3,985,870                --
Incremental repricing compensation expense [note 9[d]]                 171,080                --
Compensation expense of stock options
----------------------------------------------------------------------------------------------------
   vested during the year [note 9[d]]                                  277,599                --
----------------------------------------------------------------------------------------------------
Balance, end of year                                                 4,434,549                --
====================================================================================================

11. DISCONTINUED OPERATIONS

Effective September 1, 1999, the Company established Osteopharm Inc. as a 100% owned subsidiary in order to seek third party investment for the anabolic peptide technology acquired with the purchase of Osteopharm Limited, which is focused on the diagnosis and prevention or treatment of osteoporosis.

The Company assesses the carrying value of its patent and technology costs on an ongoing basis. As a result of the Company's decision to seek alternate funding for certain of its peptide technologies, management had determined that the prior carrying value of these technologies should be adjusted to reflect estimated market values. During 1999, the Company reduced the value of technology costs by $10,000,000 to reflect the value based on negotiations at that time. Subsequent negotiations during 2000 required that the Company further reduce the carrying value of the technology and patent costs related to the peptide technology by $2,795,094 and $504,906, respectively.

On December 15, 2001, the Company, in deciding to focus on the development of its bioimplant products, sold 100% of its interest in Osteopharm Inc. to a third party for a total consideration of $1,440,000. At December 31, 2001, the Company provided an allowance for the balance of $540,000 due to uncertainty relating to ultimate collection, and the balance of $900,000 were included as other receivables.

During 2002, the Company received $1,140,000 and in 2003 the Company received a final payment of $175,000, which in aggregate exceeded the initial estimated of recoverability of $900,000 and accordingly a gain of $415,000 was recorded as a gain on disposal of discontinued operations in 2002.

The Company has retained the rights to use the peptide technology solely as medical devices or treatments delivered locally in humans for tissue repair, limited to bone, cartilage, meniscus, ligaments or tendons and medical devices or treatments for coatings on prosthetics as part of invasive surgical procedures.

The revenues, operating loss and loss from discontinuance, net of income taxes, are as follows:



                                                          2002              2001             2000
                                                            $                $                 $
--------------------------------------------------------------------------------------------------------
REVENUES                                                    --                --               --
--------------------------------------------------------------------------------------------------------
Loss from discontinued operations                           --        (1,260,468)      (4,928,623)
Income taxes                                                --                --               --
--------------------------------------------------------------------------------------------------------
                                                            --        (1,260,468)      (4,928,623)
--------------------------------------------------------------------------------------------------------
Gain on disposal of discontinued operations            415,000           663,540               --
Income taxes                                                --                --               --
--------------------------------------------------------------------------------------------------------
                                                       415,000           663,640               --
--------------------------------------------------------------------------------------------------------
Total net gain (loss) from discontinued
--------------------------------------------------------------------------------------------------------
   operations                                          415,000          (596,928)      (4,928,623)
--------------------------------------------------------------------------------------------------------


Net increase (decrease) in cash and cash equivalents related to discontinued operations, which exclude the $175,000 received in 2003, consist of the following:

                                                          2002              2001             2000
                                                            $                $                 $
--------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Cash flow from (used in) operations                         --        (1,123,304)      (1,131,798)
Net change in non-cash working capital                      --           646,848          (25,316)
--------------------------------------------------------------------------------------------------------
                                                            --          (476,456)      (1,157,114)
--------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Proceeds from sale of discontinued operations        1,140,000                --               --
Purchase of capital assets                                  --            (5,277)          (4,977)
Acquisition of patents                                      --          (208,159)        (194,414)
Acquisition of technology                                   --           (17,997)              --
--------------------------------------------------------------------------------------------------------
                                                     1,140,000          (231,433)        (199,391)
--------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash from
--------------------------------------------------------------------------------------------------------
   discontinued operations                           1,140,000          (707,889)      (1,356,505)
--------------------------------------------------------------------------------------------------------

                                      F-16

12. INCOME TAXES

At December 31, 2002, the GenSci's U.S. subsidiary had net operating loss carryforwards for U.S. federal income tax purposes of approximately U.S. $15.1 million, which expire as follows:


Year of expiry             U.S.
                             $
---------------------------------------------
2009                  1,228,000
2010                  1,474,000
2011                  2,522,000
2012                  2,232,000
2018                    269,000
2019                    619,000
2020                      3,000
2021                  6,089,000
2022                    685,000
---------------------------------------------
                     15,121,000
---------------------------------------------


Further, utilization of these net operating losses may be subject to an annual limitation due to ownership change constraints set forth in Section 382 of the Internal Revenue Code of 1986 and similar state provisions.

At December 31, 2002, GenSci and its Canadian subsidiary have accumulated non-capital losses totaling approximately $8.9 million for Canadian federal income tax purposes and approximately $8.6 million for Ontario income tax purposes, which are available to offset future years' taxable income which expire as follows:



Year of expiry   Federal             Ontario
                    $                    $
-------------------------------------------------------
2003              1,569,005        1,724,616
2004                650,988          840,436
2005              2,742,308        3,141,882
2006              2,110,722        2,017,440
2007                711,961                -
2008                423,168          254,128
2009                670,067          670,067
-------------------------------------------------------
                  8,878,219        8,648,569
-------------------------------------------------------

The Company also has approximately $5.5 million of Scientific Research and Experimental Development expenditures available to be carried forward indefinitely, investment tax credits of approximately $1 million that expire in varying amounts to 2010, and deductible temporary differences of approximately $3.9 million relating primarily to capital assets, cumulative eligible capital, and financing fees available to offset future years' taxable income. In addition, the Company has a capital loss carryforward of approximately $5.7 million.

The Company has provided a full valuation allowance against its future tax assets due to uncertainties surrounding their realization. No future tax asset related to the U.S. and Canadian losses and other tax balances has been recognized in the consolidated financial statements as the realization of the losses does not meet the more likely than not recognition criteria.

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities as at December 31, 2002 are presented below by jurisdiction:



                                                                          2002               2001
                                                                            $                  $
-------------------------------------------------------------------------------------------------------
Canada
Future tax assets
Non-capital loss carryforward                                          2,810,000        3,112,000
Capital loss carryforward                                              1,730,000                -
Scientific Research and Experimental Development Expense               1,679,000        1,776,000
Accounting depreciation in excess of tax depreciation                  1,175,000        1,179,000
-------------------------------------------------------------------------------------------------------
Future tax assets before valuation allowance                           7,394,000        6,067,000
Less valuation allowance                                              (7,394,000)      (6,067,000)
-------------------------------------------------------------------------------------------------------
                                                                             --                  --
-------------------------------------------------------------------------------------------------------
                                                                          2002               2001
=======================================================================================================
                                                                         U.S. $             U.S. $
United States
Future tax assets
Non-operating loss carryforward                                        6,180,000        6,368,000
Section 267 deferred expenses                                            809,000        1,311,000
Reserve for litigation                                                 6,791,000        5,856,000
Other                                                                  1,007,000          871,000
-------------------------------------------------------------------------------------------------------
                                                                      14,787,000       14,406,000
Future tax liabilities
Future state taxes                                                       881,000          372,000
Tax depreciation in excess of book depreciation                          134,000          186,000
-------------------------------------------------------------------------------------------------------
                                                                       1,015,000          558,000
Net future tax asset before valuation allowance                       13,772,000       13,848,000
Less valuation allowance                                             (13,772,000)     (13,848,000)
-------------------------------------------------------------------------------------------------------
                                                                             --                  --
=======================================================================================================



13. COMMITMENTS

[a]  Operating leases

     As permitted under the U.S. Bankruptcy Code, effective January 31, 2002, the Company has terminated two operating leases for premises and included approximately $470,000 in the claims filed in the U.S. Bankruptcy Court. No accrual for this amount has been made in these consolidated financial statements, as management does not expect that the leasor will incur any losses in connection with these amounts.

     Future minimum annual lease payments, under non-cancellable operating leases expiring through 2006, are approximately as follows:

                            $
-----------------------------------------

     2003                621,000
     2004                234,000
     2005                 91,000
     2006                 70,000
-----------------------------------------
                       1,016,000
=========================================

     Total expense incurred under these operating leases for the year ended December 31, 2002 was $660,360 [2001 - $706,643; 2000 - $665,927].

     The Company has subleased certain facilities relating to these continuing lease obligations for total annual sublease rental income of approximately $15,500 in 2002 [2001 - $437,000; 2000 - nil].

     The Company had a bank deposit of $79,368 as at December 31, 2001 which was being held in escrow as collateral against an operating lease that terminated in 2002.

[b] Capital leases

     During 2001, the Company entered into three capital leases for certain equipment. The future minimum annual payment under these capital leases is as follows:

                                                             $
-----------------------------------------------------------------------------

     2003                                                     135,283
-----------------------------------------------------------------------------
                                                              135,283
     Less amount representing interest at approximately 17%     8,683
-----------------------------------------------------------------------------
                                                              126,600
-----------------------------------------------------------------------------
     Less current portion                                     126,600
-----------------------------------------------------------------------------
                                                                    --
-----------------------------------------------------------------------------

[c] Royalty agreements

     In December 1999, the Company amended the terms with respect to a royalty agreement with an inventing scientist to limit the total royalty to U.S. $2,500,000. As at December 31, 2002, U.S. $838,186 [2001 - U.S. $838,186]
     has been paid against this commitment. Payments have not been made on this commitment while under Chapter 11.

14. SEGMENTED INFORMATION

The Company currently operates in a single segment, bioimplants. The bioimplants
segment  develops  and   manufactures   bone  graft  products  and  markets  and
distributes them to surgeons and hospitals for use in surgical procedures.

The biopharmaceuticals segment disclosed separately in prior years has been disposed of as described in note 11.

The Company has no individual customer whose accumulated sales represented more than ten percent of total sales during the current or prior years.

Geographic information

The following information relates to geographic segments of the Company:



                                                          2002              2001             2000
                                                            $                $                 $
---------------------------------------------------------------------------------------------------------
Revenues based on the location of the customer
Canada                                               1,912,944         2,149,761        2,917,286
United States                                       30,930,940        37,392,603       42,910,140
Other                                                1,637,728           902,469               --
---------------------------------------------------------------------------------------------------------
                                                    34,481,612        40,444,833       45,827,426
---------------------------------------------------------------------------------------------------------

                                                                          2002               2001
                                                                            $                  $
---------------------------------------------------------------------------------------------------------

Capital assets and intangible assets
Canada                                                                   197,404          750,650
United States                                                          1,324,832        1,742,301
---------------------------------------------------------------------------------------------------------
                                                                       1,522,236        2,492,951
---------------------------------------------------------------------------------------------------------


                                                                          2002               2001
                                                                            $                  $
---------------------------------------------------------------------------------------------------------
Goodwill
Canada                                                                   469,828          469,828
United States                                                               --                 --
---------------------------------------------------------------------------------------------------------
                                                                         469,828          469,828
---------------------------------------------------------------------------------------------------------

                                                          2002              2001             2000
                                                            $                $                 $
---------------------------------------------------------------------------------------------------------

Capital assets additions
Canada                                                  10,298            11,492            1,708
United States                                          490,932           301,591        1,166,235
---------------------------------------------------------------------------------------------------------
                                                       501,230           313,083        1,167,943
---------------------------------------------------------------------------------------------------------

                                                          2002              2001             2000
                                                            $                $                 $
---------------------------------------------------------------------------------------------------------

Amortization of capital assets
Canada                                                  17,871            38,002          129,089
United States                                          610,610           398,160          304,688
---------------------------------------------------------------------------------------------------------
                                                       628,481           436,162          433,777
---------------------------------------------------------------------------------------------------------

                                                          2002              2001             2000
                                                            $                $                 $
---------------------------------------------------------------------------------------------------------

Amortization of intangible assets
Canada                                                 126,613           162,261          303,062
United States                                          204,725           410,093          523,711
---------------------------------------------------------------------------------------------------------
                                                       331,338           572,354          826,773
---------------------------------------------------------------------------------------------------------

                                                          2002              2001             2000
                                                            $                $                 $
---------------------------------------------------------------------------------------------------------

Write-down of intangible assets
Canada                                                 457,955         1,470,578               --
United States                                               --                --               --
---------------------------------------------------------------------------------------------------------
                                                       457,955         1,470,578               --
---------------------------------------------------------------------------------------------------------

15. CONTINGENCIES AND LEGAL CLAIMS

GenSci and its subsidiary, GenSci OrthoBiologics [collectively, "the Company"] are involved in a patent infringement action in the United District Court for the Central District of California ["District Court"] entitled GenSci Regeneration Laboratories, Inc. v. Osteotech, Inc. (and related third-party actions), Case No. CV99-10111-MRP [the "Patent Action"].

This case involves claims by Osteotech that products sold under the DynaGraft(R) Gel and DynaGraft(R) Putty (DynaGraft Gel and Putty) brands allegedly infringe two patents owned by Osteotech. These products involve the use of demineralized bone matrix (DBM) material in a carrier to facilitate the regeneration and/or growth of damaged or diseased bone.

On December 17, 2001, the jury found GenSci and GenSci OrthoBiologics liable for damages of U.S.$17,533,634 for infringement by DynaGraft Gel and Putty of two patents held by Osteotech. The damages include U.S.$12,423,248 for lost profits during 1997-1999 and royalties of U.S.$5,110,386 calculated at a royalty rate of 14% for the years 2001 and 2002. Payments of approximately U.S.$3,000,000 made by DePuy AccroMed Inc. in a prior settlement with Osteotech are expected to be
deducted   from  the  jury   verdict,   reducing
the potential judgment to U.S.$14,533,634. The Company has established a reserve in the amount of $23,320,738 as at December 31, 2001, representing the potential judgment of U.S.$14,533,634 and 14% of sales of DynaGraft Gel and Putty from December 1, 2001 to December 31, 2001.

As of the Petition Date, Osteotech had a pending motion in the District Court to permanently enjoin the Company's sales of the DynaGraft products, originally scheduled for hearing on December 21, 2001 [the "Motion For Permanent Injunction"]. The entry into Chapter 11 protection on December 20, 2001 resulted in an automatic stay of all prior legal proceedings.

Pursuant to motions by Osteotech and positions taken by the Company, on May 16, 2002, the Bankruptcy Court modified the automatic stay to permit the Patent
Action to proceed, provided that, any judgment, whether for damages or injunctive relief, issued against the Company could not be enforced without the further review and approval by the Bankruptcy Court. In order to provide adequate protection to Osteotech, the Company is required, commencing on June 10, 2002, to deposit into a restricted cash account 14% of gross revenue from the allegedly infringing products. Although no absolute deadline for filing a plan has been established, the Company had to either file a plan of reorganization by September 16, 2002 and obtain confirmation of a plan by November 18, 2002 or in the alternative, GenSci was required to cease the manufacture, sale or distribution of the allegedly infringing products by September 16, 2002 or by November 18, 2002 if a plan is submitted but not confirmed. Consistent with the Bankruptcy Court's May 17 Order, the Debtors no longer manufactured, marketed, distributed or sold the infringing products [DynaGraft Gel and Putty] after September 16, 2002.

During 2002, the Company accrued and expensed $1,705,265, which represents 14% of the revenue derived from DynaGraft Gel and Putty. In addition, subsequent to the Bankruptcy Court order discussed above, the Company has established a restricted cash account, which had a balance of $856,534 as at December 31, 2002.

Pursuant to the minute order entered on January 30, 2003, the District Court assigned the Patent Action and other related cases to another District Court Judge for "settlement proceedings". A formal settlement conference before the Settlement Judge was held on March 6, 2003. At the Settlement Conference, the parties reached a conditional settlement of their disputes relating to the Debtors' bankruptcy proceeding and the Patent Action.

As a result of the conditional settlement, an Amended Plan of Reorganization and Amended Disclosure Statement were filed with the Bankruptcy Court on April 18, 2003 with a Disclosure Statement hearing scheduled for May 30, 2003. The settlement described above is contingent upon Bankruptcy Court approval. Terms of the settlement have been incorporated into the Amended Plan of Reorganization, which must be confirmed by the Bankruptcy Court to become effective.

The conditions related to the settlement are: [i] Osteotech receives a letter of credit or other security satisfactory to Osteotech of certain payments over time and [ii] GenSci receives a covenant from Osteotech not to sue GenSci in connection with its newly introduced products. With respect to the letter of credit or other security, GenSci will seek to obtain the security sought by Osteotech. However, there can be no assurance that GenSci will be able to obtain an appropriate security acceptable to Osteotech, in which event, the Debtors may enter into a transaction that would require substantial dilution or changes in stockholder rights in order to raise additional funds. There can also be no assurance that the two sides can reach a settlement if GenSci is unable to obtain the security required. With respect to the covenant not to sue, Osteotech is in the process of evaluating GenSci's position that its new products do not infringe Osteotech's patents. There is no assurance that Osteotech will agree with GenSci's position. There can also be no assurance that, if a difference of opinion exists, the two sides can reach a settlement. In addition, there can be no assurance of the time frame required for the two sides to satisfy the conditions detailed above.

If the above two conditions are satisfactorily resolved, terms of settlement include payment of U.S.$7.5 million by GenSci to Osteotech. GenSci would recognize the validity of the Osteotech patents at issue in the trial completed in December 2001. GenSci would not be permitted to re-introduce products that are the subject of the pending litigation, which have been withdrawn from the market, and all other litigation between the two parties would be dismissed. Payments to Osteotech include U.S.$1 million to be paid on the effective date of GenSci's plan of reorganization followed by payments of U.S.$325,000 per quarter with interest payable at the federal judgment rate, currently 1.3% capped for purposes of future interest payments at 3% per annum. GenSci is seeking a method to secure payment of U.S.$5 million of the settlement amount and will provide a subordinated lien on assets to assure payment of the remaining U.S.$1.5 million in payments.

Finally, the settlement is contingent upon Bankruptcy Court approval. Terms of the settlement will be incorporated into the terms of a Chapter 11 Plan of Reorganization, which must be confirmed by the Bankruptcy Court.

If the proposed settlement with Osteotech incorporated into the Plan does not occur, the Debtors would otherwise vigorously pursue their right of appeal before the Federal Circuit Court of Appeals. As of the date of this report, a judgment has not been issued in the Patent Action and the Settlement Agreement has not been finalized or executed.

GenSci OrthoBiologics has filed for antitrust and other claims in a separate case against Osteotech for improper use of its patent(s) in the marketplace. These antitrust claims have been stayed until the Patent Action is resolved. In addition, a second patent infringement filed in October 2000 alleges that GenSci OrthoBiologic's OrthoBlast(R) product infringe two of Osteotech's patents including one patent at issue in the Patent Action. In this second patent case, no discovery has commenced and the case has been stayed pending resolution of the Patent Action. All legal actions between GenSci and Osteotech will be dismissed under the Settlement Agreement, when and if it becomes effective.

The Debtor, GenSci Regeneration, is also involved in a dispute before the Trademark Trial and Appeal Board, of the United State Patent and Trademark Office, entitled Johnson & Johnson, Petitioner, vs. GenSci Regeneration Sciences, Inc., Respondent/Registrant, Registration No. 2,401,091, Cancellation No. 31635. The dispute concerns the rights to the name, "The OrthoBiologics Company." In May 2002, the Debtor filed a Notice of Pending Chapter 11 Case and Notice of Stay, with respect to such proceeding.

16. CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in non-cash working capital balances related to operations consists of the following:



                                                          2002              2001             2000
                                                            $                $                 $
-----------------------------------------------------------------------------------------------------------
Restricted cash                                         79,368           148,632               --
Accounts receivable                                  1,003,957         2,649,360       (2,336,407)
Processing costs and inventory                       1,197,167         1,265,755       (3,732,317)
Prepaid expenses and deposits                         (534,577)           55,140         (119,022)
Accounts payable and accrued liabilities             1,665,179        (2,069,989)       1,377,990
-----------------------------------------------------------------------------------------------------------
                                                     3,411,094         2,048,898       (4,809,756)
===========================================================================================================

During the year ended December 31, 2002, the Company paid $44,119 in cash interest [2001 - $16,493; 2000 - nil]. No income taxes were paid during the year ended December 31, 2002 [2001 and 2000 - nil].

During the year ended December 31, 2002, the Company paid $1,218,628 of reorganization costs in cash [2001 - nil; 2000 - nil].

17. FINANCIAL INSTRUMENTS

Fair values

The fair values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable and current liabilities approximate their carrying values due to their short-term nature. The fair value of the liabilities subject to compromise as of December 31, 2002 and 2001 is not determinable, due to the uncertainties surrounding the repayment terms of this debt as a result of the Chapter 11 proceedings.

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and accounts receivable. The Company maintains cash and cash equivalents with high quality financial institutions. Concentrations of credit risk with respect to accounts receivable are limited because a large number of customers make up the Company's customer base. No single customer represents greater than 10% of total accounts receivable. The Company mitigates customer credit risk through credit approvals and monitoring procedures.

As at December 31, 2002 and 2001, the Company's accounts receivable are recorded as the amounts invoiced to customers less an allowance for doubtful accounts. Management estimates the allowance based on a review of the portfolio taking into consideration historical collection patterns, the economic climate, and aging statistics based on contractual due dates. Accounts are written off to the allowance once collection efforts are exhausted.

18. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian GAAP which, as applied in these consolidated financial statements, conform in all material respects to U.S. GAAP, except as follows:

[a]  Bankruptcy accounting

     Since the Chapter 11 bankruptcy filing, the Company has applied the provisions in the Statement of Position ["SOP"] 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code". SOP 90-7 does not change the application of U.S. GAAP in the preparation of financial statements. However, it does require that the financial statements, for periods including and subsequent to filing the Chapter 11 petition, distinguish between transactions and events that are directly associated with the reorganization from the ongoing operations of the business.

[b]  Development costs

     Development costs that have been deferred under Canadian GAAP must be expensed under U.S. GAAP.

[c] Stock-based compensation

For reconciliation purposes to U.S. GAAP, the Company has elected to follow the intrinsic value approach of APB 25, "Accounting for Stock Issued to Employees" in accounting for its employee stock options. All stock options granted can be exercised as stock appreciation rights, accordingly the Company accounts for its stock appreciation rights grants using the variable accounting method under which compensation expense is recognized to the extent that the market price of the shares of the Company's stock exceeds the exercise price of the grant. Since the exercise price of the Company's employee stock options was higher than the market price of the underlying stock during the year, no compensation has been recognized. Also under U.S. GAAP, the Company uses the Black-Scholes option pricing model to determine the fair value of options granted to consultants, advisors and non-employees.

Under Canadian GAAP, compensation expense has been recorded for all stock options granted to employees, consultants and non-employees in accordance with the fair value-based method of accounting for stock-based compensation using the Black-Scholes option pricing model to determine the fair value of options granted. In prior years, no compensation expense was recorded under Canadian GAAP with respect to stock options granted to employees, consultants and non-employees.

[d] Comprehensive income

     Comprehensive income includes all changes in equity during the periods presented except shareholder transactions. For the periods presented, accumulated other comprehensive income comprises the Company's foreign currency translation account.

[e] In-process technology

     Under U.S. GAAP, approximately $16,252,000 of the consideration paid to acquire Osteopharm in January 1997 has been allocated to in-process research and development and expensed at the time of the acquisition. Accordingly, the write-down of nil in 2002 [2001 - nil; 2000 - $2,795,094] is not required for U.S. GAAP purposes.

     If U.S. GAAP were followed, the effects on the consolidated statements of loss and deficit would be the following:



                                                          2002              2001             2000
                                                            $                $                 $
-------------------------------------------------------------------------------------------------------
     Loss from continuing operations,
       Canadian GAAP                                (4,252,840)      (36,362,757)      (2,080,114)
     Adjustment for in-process research and
       development costs and amortization thereof           --                --          254,100
     Adjustment for deferred development costs
       and amortization thereof                             --           214,372          360,000
     Compensation with respect to stock options
       granted to consultants                               --          (345,070)        (309,330)
     Compensation with respect to stock options
       granted to employees                            210,703                --               --
     Compensation with respect to stock warrants
       granted to non-employees                             --            (5,708)              --
-------------------------------------------------------------------------------------------------------
     Loss from continuing operations, U.S. GAAP     (4,042,137)      (36,499,163)      (1,775,344)
     Gain (loss) from discontinued operations,
       Canadian GAAP                                   415,000          (596,928)      (4,928,623)
     Adjustment for write-down of technology                --                --        2,795,094
-------------------------------------------------------------------------------------------------------
     Loss from discontinued operations, U.S. GAAP      415,000          (596,928)      (2,133,529)
-------------------------------------------------------------------------------------------------------
     Net loss for the year                          (3,627,137)      (37,096,091)      (3,908,873)
     Change in cumulative translation account
      adjustment                                       139,977           104,402          281,578
     Comprehensive loss, U.S. GAAP                  (3,487,160)      (36,991,689)      (3,627,295)
=======================================================================================================
     Loss per share, U.S. GAAP
       From continuing operations                       (0.08)            (0.69)            (0.04)
       From discontinued operations                       0.01            (0.01)            (0.04)
-------------------------------------------------------------------------------------------------------
     Net loss per share                                 (0.07)            (0.70)            (0.08)
=======================================================================================================
     Weighted average number of common
       shares outstanding, U.S. GAAP                52,574,459        52,574,459       47,443,142
=======================================================================================================

     Consolidated balance sheet items that vary under U.S. GAAP are as follows:

                                                       2002               2001
                                                         $                  $
-------------------------------------------------------------------------------

     Trade accounts payable                         1,972,577          340,321
     Accrued compensation                             677,665          641,342
     Accrued liabilities                              998,546          689,898
     Capital stock                                 82,643,404       82,405,428
     Deficit                                     (102,672,255)     (99,045,119)
     Accumulated other comprehensive income           834,069          694,092
-------------------------------------------------------------------------------

GenSci Regeneration Sciences Inc.                                   Schedule II


                        VALUATION AND QUALIFYING ACCOUNTS
                              [in Canadian dollars]

                                        BALANCE AT                     WRITE-OFFS OF    BALANCE AT
                                        BEGINNING       CHARGED TO      ACCOUNTS          END OF
                                        OF PERIOD        EXPENSES      RECEIVABLE         PERIOD
                                            $                $              $                $
Allowance for doubtful accounts,
deducted from accounts receivable
Year ended December 31, 2002              497,962      269,067          (600,642)         166,387
Year ended December 31, 2001              637,600      235,255          (374,893)         497,962
Year ended December 31, 2000              147,320      490,280                --          637,600
=======================================================================================================